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Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:    T-Online International

AG Exchange Act File Number 82-5125

This document is a convenience translation of the German language original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Joint

Merger Report

prepared by the Boards of Management of

Deutsche Telekom AG, Bonn

and

T-Online International AG, Darmstadt

concerning the merger of

T-Online International AG

with and into

Deutsche Telekom AG

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This merger report contains numerous statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements are identified by the words "will," "expects," "projects," "plans," "sees," "intends," "seeks," "goal," "target," "assumes," "estimates," "improvement," "development," "trend," "tendency," "probably," "likely" and similar expressions. The following statements in particular are "forward-looking statements":

  •
  Statements made throughout the merger report with regard to "achievable growth," "sustainable earnings" or "sustainable growth rates;"

  •
  The statements made in Section VIII.3, VIII.4, and VIII.5 of the merger report with regard to future typified shareholder income tax rates and future dividend payout rates, financing structures, levels of indebtedness and debt to equity ratios;

  •
  The statements made in Section VIII.4.1 of the merger report with regard to the business plans of T-Online (including textual explanation of the assumptions underlying the amounts shown in specific financial statement line items in the business plans); and

  •
  The statements made in Section VIII.5.1 of the merger report with regard to the business plans of T-Com, T-Mobile, T-Systems and GHS as well as the consolidated business plans of Deutsche Telekom (including textual explanation of the assumptions underlying the amounts shown in specific financial statement line items in the business plans);

except to the extent that those statements expressly relate to the years 2003 or 2004.

In addition, the statements made in Section VIII.3, VIII.4, and VIII.5 of the merger report with regard to discount rates, risk-free rates, beta factors and market risk premia and the statements made in the merger report with regard to "earnings values," "net earnings values," "equity values" and "enterprise values" may be forward-looking statements.

These statements are based on current plans, estimates and projections and are subject to numerous and highly significant risks and uncertainties, and therefore you should not place undue reliance on them. You should not assume that the future development of our businesses will conform to the forward-looking statements made in the merger report or elsewhere. The forward-looking statements contained in the merger report are based upon the most recent medium-term and long-term plans of T-Online and Deutsche Telekom, which were prepared for solely for internal planning and accounting purposes and are subject to revision and change on a regular basis, and they are included in the merger report in accordance with German law and practice relating to mergers solely for the purpose of affording shareholders an insight into the manner in which the merger exchange ratio was calculated. They are not made for the purpose of implying, and should not be understood to imply, that our future share prices will develop in any particular direction or manner. The methodologies used in calculating the merger exchange ratio are not the only ones that may be used by investors in assessing the value of a company. The analyses used in calculating the equity values (Unternehmenswerte) were not prepared with a view to public disclosure or compliance with published guidelines of the U.S. Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles or otherwise. There can be no assurance that the judgments and assumptions made in connection with the calculation of equity values will prove accurate or be realized. Moreover, such judgments and assumptions are subject to significant uncertainties and contingencies that are compounded to the extent that the projected periods are further away in time from the date of preparation.

All forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in the light of new information or future events.

Forward-looking statements, and particularly forward-looking statements covering a future period of ten years or more (such as the forward-looking statements contained in the merger report), involve inherent risks and uncertainties, many of which are difficult to predict and beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, among other factors:

  •
  The possibility that actual rates of revenue growth over the next ten years (or over any shorter period within the next ten years) will be materially lower than those reflected in the forward-looking statements, due to stronger than expected competition, technological change, inability on our part to take advantage of anticipated opportunities or other factors;

  •
  The possibility that actual rates of growth in expenses over the next ten years (or over any shorter period within the next ten years) will be materially higher than those reflected in the forward-looking statements, due to stronger than expected competition, an inability to achieve our efficiency objectives, increase in cost of labor, supplies, financing, or other factors;

  •
  The possibility that our ratios of expenses to revenues for certain products or segments will not decrease as rapidly as projected by the forward-looking statements;

  •
  The possibility that profitability in the year 2015 or beyond in one or more, or possibly all, of our segments will be materially lower than that reflected in the assumptions concerning "sustainable growth rates" or "sustainable earnings" that form a part of the foundation for the enterprise values expressed in the merger report;

  •
  The possibility that dividend payout ratios will be materially lower than those reflected in the forward-looking statements;

  •
  The possibility that levels of indebtedness or debt to equity ratios will be materially higher than reflected in the forward-looking statements; and

  •
  The factors listed under the heading "Forward-Looking Statements" and under "Item 3. Key Information—Risk Factors" in the Annual Reports on Form 20-F of Deutsche Telekom as filed with the U.S. Securities and Exchange Commission.

  We caution you that the foregoing list of important factors is not exhaustive. When reviewing the forward-looking statements contained in the merger report, investors and others should carefully consider the foregoing factors as well as other risks and uncertainties and their potential impact on Deutsche Telekom's and T-Online's operations and businesses.

  You are advised to read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other related documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

CAUTIONARY NOTE REGARDING HISTORICAL FINANCIAL INFORMATION
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

  Certain historical financial information contained in the merger report has been prepared in accordance with International Financial Reporting Standards, or "IFRS." Please also read the annex to the merger report, for further information regarding the IFRS Information.

  The accounting policies applied assume that, with the exception of IAS 39 "Financial Instruments: Recognition and Measurement" and IFRIC 3 "Emission Rights" all existing standards and interpretations in issue from the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes account of the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 however is not relevant for Deutsche Telekom.

  All IFRS published until the date of the merger report have been endorsed by the EU except for the following standards and interpretations:

  •
  IAS 19—Amendment (December 2004) "Actuarial Gains and Losses, Group Plans and Disclosures".

  •
  IAS 39 "Financial Instruments: Recognition and Measurement" has only been partially endorsed.

  •
  IAS 39—Amendment (December 2004) "Transition and Initial Recognition of Financial Assets and Financial Liabilities".

  •
  IFRS 6 "Exploration for and Evaluation of Mineral Resources".

  •
  IFRIC Amendment to SIC-12: "Scope of SIC-12 Consolidation—Special Purpose Entities".

  •
  IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments".

  •
  IFRIC 3 "Emission Rights".

  •
  IFRIC 4 "Determining Whether an Arrangement contains a Lease".

  •
  IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

Subject to EU endorsement of outstanding standards and no further changes from the IASB this information is expected to form the basis for comparatives when reporting financial results for 2005, and for subsequent reporting periods. We cannot assure you, however, that no material changes will take place in IFRS between the date of the merger report and the first date on which we are required by applicable law to publish financial statements for 2004 and 2003 under IFRS.

CAUTIONARY NOTE REGARDING VALUATION METHODS

The merger report is an English translation of a German original. Throughout the merger report:

  •
  where reference is made to "valuation principles" or "valuation practice," German valuation principles and practices as reflected in German case law, professional journals and in the official bulletins published by the German Auditors' Institute (Institut der Wirtschaftspruefer in Deutschland e.V.) are intended, all as described in greater detail in the merger report; and

  •
  where reference is made to "business management academics" or "case law," or similar expressions, German business management academics and the case law of the courts of the Federal Republic of Germany are intended.

Table of Contents

I.	Introduction
II.	Description of the Companies Involved in the Merger
1.	Deutsche Telekom
	1.1	Registered office, financial year and corporate purpose
	1.2	History and development
	1.3	Business activities and investments
		1.3.1	Overview of the Deutsche Telekom Group
		1.3.2	The individual divisions
		1.3.3	Deutsche Telekom's principal subsidiaries
	1.4	Business development in 2004 and key figures
	1.5	Capital and shareholders
		1.5.1	Share capital
		1.5.2	Authorized capital
		1.5.3	Contingent capital
		1.5.4	Shareholders
	1.6	Board of Management and Supervisory Board
	1.7	Employees and employees' representative bodies
2.	T-Online
	2.1	Registered office, financial year and corporate purpose
	2.2	History, development and dependency of T-Online
	2.3	Business activities and investments
		2.3.1	Overview of T-Online
		2.3.2	T-Online's principal subsidiaries
	2.4	Execution of the Agreement in Principle
	2.5	Business development in 2004 and key figures
	2.6	Capital and shareholders
		2.6.1	Share capital
		2.6.2	Authorized capital
		2.6.3	Contingent capital
		2.6.4	Shareholders
	2.7	Board of Management and Supervisory Board
	2.8	Employees and employee representative bodies
III.	Economic Explanation of and Reasons for the Merger
1.	Starting Point
	1.1	Introduction
	1.2	Changes in the telecommunications market
		1.2.1	Internet as a mass market with high growth rates
		1.2.2	Convergence of the business models and increasing demand for integrated products
2.	Key reasons for the merger
	2.1	Continuing interlinking of the services of Deutsche Telekom and T-Online
	2.2	Increased efficiency by combining the business models
	2.3	Improved customer approaches
	2.4	Simplification of organization and business processes
	2.5	Realization of synergy effects
	2.6	Alternatives

3.	Organizational and Management Structure of Deutsche Telekom following the Merger
	3.1	Deutsche Telekom in general
	3.2	The Broadband/Fixed Network strategic business area
4.	Merger Costs
5.	Alternatives to a merger of T-Online into Deutsche Telekom
	5.1	Conclusion of a control and profit and loss transfer agreement
	5.2	Spin-off of T-Com/joint venture with T-Online
	5.3	Merger of Deutsche Telekom and T-Online into a new company
	5.4	Merger of Deutsche Telekom into T-Online
6.	Merger Control
IV.	Implementation of the Merger
1.	Statutory Merger of T-Online with and into Deutsche Telekom
2.	Major Steps in the Merger
	2.1	Merger Agreement
	2.2	Shareholders' meetings of Deutsche Telekom and T-Online
	2.3	Filing and registration of the merger
	2.4	Steps and preliminary measures for the merger
3.	Voluntary Public Offer by Deutsche Telekom to Acquire T-Online Shares
4.	Deutsche Telekom's Repurchase of Own Shares
V.	Accounting, Corporate and Tax Consequences of the Merger
1.	Accounting Consequences of the Merger
	1.1	Pro forma balance sheet of Deutsche Telekom as at 1 January 2005
	1.2	Pro forma consolidated balance sheet of Deutsche Telekom as at 1 January 2005
2.	Corporate Law Consequences of the Merger
	2.1	Transfer of T-Online assets to Deutsche Telekom by way of universal succession
	2.2	Retroactive effect of asset transfer as of the Merger Effective Date
	2.3	Granting of shares in Deutsche Telekom to T-Online shareholders
	2.4	Dividend entitlements
	2.5	Ownership structure at Deutsche Telekom following the merger
	2.6	Consequences for T-Online's stock option programs
	2.7	Judicial review of the merger exchange ratio
3.	Tax Consequences of the Merger
	3.1	Taxation of the merger transaction
		3.1.1	Tax consequences for the companies participating in the merger
		3.1.2	Taxation of T-Online shareholders
		3.1.3	Taxation of the Deutsche Telekom shareholders
	3.2	Taxation of Deutsche Telekom's shareholders after completion of the merger
		3.2.1	Dividends
		3.2.2	Sale of shares

VI.	Explanation of the Merger Agreement
1.	Merger Agreement
	1.1	Asset transfer (§ 1)
	1.2	Consideration, exchange of shares (§ 2)
	1.3	Special rights and benefits (§ 3)
	1.4	Guarantee of equal rights for holders of stock options (§ 4)
		1.4.1	Stock Option Plan 2001
		1.4.2	Stock Option Plan 2000
	1.5	Capital increase (§ 5)
	1.6	Trustee (§ 6)
	1.7	Corporate structure of T-Online (§ 7)
	1.8	Consequences of the merger for employees and their representatives (§ 8)
	1.9	Costs (§ 9)
	1.10	Change of Merger Effective Date (§ 10)
	1.11	Approval requirements, rights of rescission (§ 11)
2.	Agreement in Principle
VII.	Securities and Stock Exchange Trading
1.	Consequences of the Merger for T-Online Shares
	1.1	T-Online shares cease to exist/acquisition of Deutsche Telekom shares
	1.2	Execution of the share exchange
2.	Consequences of the Merger for the Deutsche Telekom Shares
3.	Consequences of the Merger for the Trading of the Securities on the Stock Exchange
	3.1	Deutsche Telekom shares
	3.2	T-Online shares
	3.3	Deutsche Telekom's American Depository Receipt Program
VIII.	Explanatory comments on and basis of the merger exchange ratio
1.	Preliminary comments
2.	General valuation principles
	2.1	Discounted earnings value
	2.2	Special items
	2.3	Liquidation value and net asset value
	2.4	Stock market value
3.	Methodical approach
	3.1	Structure and definition of the valuation entities
	3.2	Effective date of the valuation
	3.3	Derivation of future earnings
		3.3.1	Analysis of historical earnings
		3.3.2	Analysis of business plans
	3.4	Discount rate
		3.4.1	Risk-free rate
		3.4.2	Risk premium
		3.4.3	Growth rate

4.	Valuation of T-Online
	4.1	Discounted earnings value
		4.1.1	Segment "Germany"
		4.1.2	Segment "Rest of Europe"
		4.1.3	T-Online business plans
		4.1.4	Calculation of the discounted earnings value
	4.2	Special items
	4.3	Equity value
5.	Valuation of Deutsche Telekom
	5.1	Discounted earnings value
		5.1.1	T-Com
		5.1.2	T-Mobile
		5.1.3	T-Systems
		5.1.4	GHS
		5.1.5	Deutsche Telekom business plans
		5.1.6	Calculation of the discounted earnings value
	5.2	Special items
	5.3	Equity value
6.	Calculation of the merger exchange ratio

I.    Introduction

  The Boards of Management of Deutsche Telekom AG, Bonn ("Deutsche Telekom") and T-Online International AG, Darmstadt ("T-Online") drafted a merger agreement on 8 March 2005 which was notarized on 8 March 2005 (the "Merger Agreement"). Before it can enter into effect, the Merger Agreement must be approved by the shareholders' meeting of T-Online and, unless not required pursuant to § 62 of the German Transformation Act (Umwandlungsgesetz, "UmwG"), the shareholders' meeting of Deutsche Telekom. The Merger Agreement will be presented for approval at the shareholders' meeting of T-Online on 28/29 April 2005 and, if necessary, at the shareholders' meeting of Deutsche Telekom on 26/27 April 2005.

  Pursuant to the Merger Agreement, T-Online will transfer its assets in their entirety to Deutsche Telekom in accordance with the provisions of the UmwG (merger by absorption (Verschmelzung durch Aufnahme)). Upon completion of the merger, T-Online will cease to exist. As consideration for the merger, those T-Online shareholders who are not party to the Merger Agreement will be granted shares in Deutsche Telekom in accordance with the merger exchange ratio set out in the Merger Agreement.

  This merger report contains the information required under § 8 para. 1 UmwG which will allow shareholders to form an opinion and to make a decision on the merger. The Boards of Management of Deutsche Telekom and T-Online have chosen to jointly draft the merger report. The following chapters will, among other things, describe the companies involved in the merger and the economic reasons for the merger and legal steps in the merger process, and explain the provisions of the Merger Agreement, in particular the merger exchange ratio of Deutsche Telekom shares to T-Online shares as set out in the Merger Agreement. Deutsche Telekom retained KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main ("KPMG"), and T-Online retained Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf ("Warth & Klein"), as external advisers to provide professional assistance for the determination of a merger exchange ratio which is deemed adequate (angemessen) according to the UmwG. This merger report describes the specific procedures and assumptions upon which the determined equity values were based and describes how the merger exchange ratio was derived.

  By decision dated 15 November 2004, which was based on the applications of the Boards of Management of Deutsche Telekom and T-Online, the Regional Court (Landgericht) of Frankfurt am Main selected and appointed Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Stuttgart ("Ebner, Stolz & Partner" or the "Merger Auditor") as the joint Merger Auditor.

II.    Description of the Companies Involved in the Merger

1.    Deutsche Telekom

1.1    Registered office, financial year and corporate purpose

  Deutsche Telekom has its registered office in Bonn and its business address at Friedrich-Ebert-Allee 140, 53113 Bonn. It is registered in the commercial register of the District Court (Amtsgericht) of Bonn under HRB 6794. Deutsche Telekom's financial year corresponds with the calendar year.

  According to its Articles of Incorporation, the company's corporate purpose is to engage in business across the entire field of telecommunications, information technology, multimedia, information and entertainment as well as security services, to provide related services and to operate in related areas both domestically and abroad. Deutsche Telekom is authorized to engage in all acts and transactions that appear expedient to further its corporate purpose. It may also form, acquire or hold interests in other companies of the same or a similar nature both domestically and abroad, or manage such companies or restrict itself to managing its investment. It may spin-off its operations either in whole or in part into affiliated companies.

1.2    History and development

  Historically, the provision of public telecommunications services in Germany was a state government monopoly as formerly provided by the German Constitution (Grundgesetz). In 1989, the Federal Republic of Germany began to transform the postal, telephone and telegraph services administered by the former monopoly provider, Deutsche Bundespost, into market-oriented businesses, and divided the former monopoly provider into three distinct entities along lines of business, one of which was the predecessor to Deutsche Telekom. At the same time, the Federal Republic of Germany gradually started to liberalize the German telecommunications market. Deutsche Bundespost TELEKOM, which was a product of the liberalization process, was converted into a German stock corporation (Aktiengesellschaft) on 1 January 1995 pursuant to the Law concerning the Reorganization of Posts and Telecommunications (2nd Post Reform) (Gesetz zur Neuordnung des Postwesens und der Telekommunikation (Postreform II)).

  The operation of networks (including cable networks) for all telecommunications services, other than public fixed-line voice telephony, was opened to competition in Germany on 1 August 1996. As of 1 January 1998, Germany's telecommunications sector was completely liberalized. Since then, Deutsche Telekom faced intense competition and has been required to offer competitors access to its network at regulated fees.

  Other important events in the development of Deutsche Telekom's business include:

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  the expansion and modernization of the telecommunications infrastructure in the former East Germany in the 1990s;

  •
  the initial public offering in November 1996 and the other share placements (second and third public offerings) in June 1999 and June 2000;

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  the complete digitization of Deutsche Telekom's German telecommunications network in 1997;

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  the expansion of business in Central and Eastern Europe through the acquisition of a substantial interest in Matáv in 1993, the Hungarian national telecommunications company, and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

  •
  a joint venture with France Télécom and Sprint from 1996 through 2000 and a cooperation agreement with France Télécom from 1998 through 2000;

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  the acquisition of One 2 One (now T-Mobile UK) in 1999;

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  the acquisition of debis Systemhaus (now T-Systems IT-Services) in 2000 and 2002;

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  the initial public offering of T-Online in 2000;

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  the acquisition of licenses allowing operation of UMTS wireless networks in Germany, Great Britain, Austria and The Netherlands in 2000 and in the Czech Republic in 2001;

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  the divestment of the cable television businesses in 2001 and 2003;

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  the acquisition of VoiceStream and Powertel in 2001 (now T-Mobile USA);

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  the acquisition of Ben Nederland Holding in 2000 and 2002 (now T-Mobile Netherlands);

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  the refocusing of the business on the core divisions and debt reduction;

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  the acquisition of the remaining 49% shares of the mobile network operator EuroTel Bratislava through Deutsche Telekom's subsidiary (Slovak Telekom) in 2004;

  •
  the acquisition of the GSM network and certain mobile communications licenses in California and Nevada in connection with the dissolution of a joint venture with Cingular Wireless in 2004/2005;

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  the reduction of the non-strategic shareholding in the Russian mobile network operator, Mobile TeleSystems (MTS) in 2003 and 2004;

  •
  the full divestment of the non-strategic shareholding in European satellite operator, SES Global, in 2004.

1.3    Business activities and investments

1.3.1    Overview of the Deutsche Telekom Group

  Deutsche Telekom is the ultimate parent company of the Deutsche Telekom Group. It is one of the world's leading companies in the telecommunications industry with around 248,000 employees throughout the Group (the equivalent of full-time employees on average over the financial year 2004, excluding trainees and student interns) and global consolidated net revenue of around EUR 57.9 billion (financial year 2004, according to German Generally Accepted Accounting Principles ("German GAAP")). As an integrated telecommunications company, Deutsche Telekom provides its customers, partly directly and partly through its subsidiaries, with a comprehensive range of modern services in the areas of telecommunications and information technology ("IT").

  Evolutionary development into an integrated telecommunications company

  Parallel to the developments in the telecommunications markets, Deutsche Telekom's business activities have fundamentally changed over the last ten years. The factors contributing most to this change have been dynamic technological development, regulatory impact in order to promote competition and the rapidly changing customer needs.

  Since the complete liberalization of the telecommunications sector in Germany at the beginning of 1998, Deutsche Telekom has been exposed to intense competition in its fixed network business, both for long-distance calls and local calls accompanied by continually declining prices. Initially there was competition surrounding, above all, the price per call minute, but now the competition is spreading and is having an increasing impact on the access lines themselves. One of the drivers of this development is the continuing substitution of traditional fixed network voice telephony by mobile communications, an area in which there has been strong customer growth in Germany, particularly since the end of the 1990s. Technological developments have focused in particular on the digitization of telecommunications networks and broadband transmission, so that (assisted by the fact that broadband makes it possible to transfer larger and larger packets of data in ever shorter periods) content (e.g., music, photos and movies) is being increasingly transmitted via the telecommunications network, initially through the fixed network and later also through the mobile network via UMTS. This gives rise to both the technological basis as well as customer demand for numerous new applications. As a result, the distinctions between previously separately successful industries and business models have neutralized and, on the other hand, applications have converged. The previous structures of the telecommunications and IT industry are in some ways changing fundamentally. In some cases new and established technologies and products complement each other, but in other cases the new technology fully supersedes the old. One of the most influential technologies is Internet Protocol ("IP") or a similar transmission technology based heavily on IT infrastructures. IP is an essential technology for data transmission, and, if used with a high-performance broadband network, offers the ability to transfer voice over the Internet (as a digital signal as opposed to a circuit-switched) (Voice over Internet Protocol, "Voice over IP"). In addition, new technologies for wireless data transmission are being developed, such as W LAN (Wireless Local Area Network; the establishment of local area wireless networks to allow computer or mobile phone Internet access both in private households and public locations such as airports or hotels). Deutsche Telekom expects these developments to continue to trigger substantial change in its industry over the next few years.

  Deutsche Telekom has responded to the aforementioned trends and developments by consistently changing and broadening its portfolio of products and services. It has thus developed from a pure fixed network provider to an integrated provider of fixed network services, mobile communications, Internet, data communications and system solutions. This is reflected in the development and structure of its net revenue and results: while approximately 90% of the Group's net revenue and almost all of the EBITDA were generated from the fixed network business in 1995, these figures were 42.2% (revenue) and 45.9% (EBITDA) in 2004 (T-Com). On the other hand, 41.6% of net revenue and 47.5% of EBITDA generated in this period were attributable to mobile communications (T-Mobile), while 12.5% of net revenue and 6.1% of EBITDA were generated by the IT systems business (T-Systems). At the same time, Group net revenue almost doubled between 1995 and the end of 2004 from EUR 33.8 billion to EUR 57.9 billion. One of the growth priorities in this respect has been to continually internationalize the business, an approach that was particularly encouraged in order to counteract the decline in net revenue in the fixed network business in Germany which was due to increasing competition driven by regulatory intervention. Deutsche Telekom is represented to date in some 44 countries across the world and generates approximately 39.3% of its net revenue outside Germany (as of 31 December 2004). (All figures calculated in accordance with German GAAP.) EBITDA figures are divisional EBITDAs in relation to Group EBITDA.

  In the financial year 2000, Deutsche Telekom divided the Group's business into four product-oriented divisions: T-Com is responsible for fixed-line network access and services, T-Mobile provides mobile communications products and services, and T-Systems is responsible for the IT systems business (data communications and system solutions for large business customers). The Internet line of business is represented by the majority-owned subsidiary T-Online. Group Headquarters & Shared Services ("GHS") complements these four divisions.

  The following diagram illustrates the former divisional structure at the Deutsche Telekom Group.

  The basis for providing products and services in all four divisions is Deutsche Telekom's network infrastructure, employing network and IT platforms across the Group. The network infrastructure is operated in part by the T-Com division and in part by the T-Systems division, as well as by T-Mobile as regards mobile communications. This infrastructure is, depending on their national presence, provided to the other divisions as a wholesale service.

  Today, Deutsche Telekom operates one of the most technologically advanced telecommunications infrastructures in the world with nearly 100% digital transmission capacities. Deutsche Telekom uses the most advanced transmission technologies such as Wavelength Division Multiplexing ("WDM") and Synchronous Digital Hierarchy ("SDH") which provide much faster voice and data transmissions and guarantee the highest standard of network management and network reliability. The national network is linked to more than 700 telecommunications service providers worldwide via underground and submarine cables and satellite transmission systems. In addition, the group has a high-performance IP platform.

  Deutsche Telekom continually invests in its network infrastructure in order to meet the demands of its customers and create new markets. Thus, it is planned to further extend the use of SDH and WDM technologies. The IP platform is being continually upgraded and developed. The broadband capacity of the access line network is increased by DSL technology. DSL stands for Digital Subscriber Line, a technology which allows high-speed data transmission using the existing network infrastructure (subscriber line network (Anschlussleitungsnetz)). DSL broadband technology allows data to be transferred to (upstream) and from (downstream) the Internet at a much faster rate than narrowband access lines. DSL not only makes accessing websites or downloading large files from the Internet much faster, it also allows multi-media content such as videos or music to be downloaded in good quality at high speed. Deutsche Telekom is also investing more and more in building the so-called Next Generation Network ("NGN network"), an open production platform, primarily of the core network, which permits voice and broadband data transmission to be integrated on a standard platform on the basis of Internet Protocol. In 2004, the first trials to connect the traditional public switched line telephone network and the IP network were started in Germany. Set-up of a NGN network started in Slovakia in 2004, and by the end of 2004, 200,000 subscribers were already connected to the NGN network.

  Outside the network environment, innovation also represents one of Deutsche Telekom's most significant entrepreneurial tools, in particular to distinguish itself from the competition, but also for improving its efficiency. Current innovation activities are focused on the areas of "Intuitive Use" (user-friendly and natural use of products and services), "Intelligent Access" (automatic access to telecommunications networks, including wireless access, irrespective of the location of the user) and "Integrated Communication" (networking of everyday devices and objects). To this end, Deutsche Telekom has adopted an innovation management program that is coordinated across the Group. The Innovation department, which forms part of GHS, examines new technologies that can be expected to be launched or ready to be marketed in two to five years at the earliest, while the individual divisions focus on market-based product upgrades or prototypes that are intended to be launched within two years.

  Both innovation management and, above all, integration on the upstream side are examples of how closely Deutsche Telekom's divisions are connected as components of an integrated group, despite their different priorities in terms of the products and services they offer. This can also be seen from the amount of intersegment revenue, i.e., revenue generated from transactions between the divisions (including GHS): intersegment revenue as a percentage of T-Systems' total revenue was 31.3% in the financial year 2004. This figure was 12.2% for T-Com, 9.4% for T-Online and 3.6% for T-Mobile (in each case calculated in accordance with German GAAP). For GHS, a unit with a predominantly internal focus, intersegment revenue as a percentage of total revenue was particularly high at 92.5% (in accordance with German GAAP).

  In addition, integration within the Group leads to synergies along the entire value chain, from purchasing through to marketing. For example, T-Systems operates an electronic auction platform for group-wide purchasing, which all of the divisions use. The store-based retailing of T-Punkt Vertriebsgesellschaft mbH, which is organizationally assigned to the T-Com division, also offers T-Mobile and T-Online products. Another example of the close interlocking relationship between the individual divisions in the Deutsche Telekom Group is DSL: while Deutsche Telekom (through its T-Com division) offers the DSL line, T-Online offers the Internet tariff which is needed for the actual use of the DSL line for access to the Internet. Also in so far as T-Online sells the DSL line, together with the Internet tariff (an option since 31 January 2005 in connection with DSL-package marketing), the customer needs to have a Deutsche Telekom access line of and therefore has a separate contractual relationship with Deutsche Telekom.

  Regulatory Matters

  In the area of fixed network operations, to the extent that it is considered to have significant market power in markets that need to be regulated, Deutsche Telekom is subject to asymmetrical regulation by the Regulatory Authority for Telecommunications and Posts (Regulierungsbehörde für Telekommunikation und Post "RegTP") pursuant to the German Telecommunication Act, which was revised in June 2004. Under the German Telecommunication Act, the RegTP may, in most cases, ex ante regulate tariffs and conditions for certain wholesale products to competitors, and in certain cases order that new wholesale products be provided to competitors. According to the existing provisions, the RegTP should only make tariffs in the end customer market subject to prior approval in exceptional cases, however, such tariffs continue to be reviewed retro-actively by the RegTP insofar as it considers Deutsche Telekom to hold significant market power. Fixed network operations in Hungary, Croatia, Slovakia and Macedonia are also subject to regulation. Upon joining the European Union on 1 May 2004, Hungary and Slovakia became subject to the EU regulatory framework. Accordingly, new telecommunications acts entered into force in these countries in 2004 which implement the provisions of the relevant EU directives. With EU negotiations commencing in Croatia this year, Croatia's legislation is also expected to be aligned with the new EU directives. The products and services offered by the T-Com division, in particular, are therefore currently subject to extensive direct or indirect regulation.

  In the area of mobile communications, it is primarily the subsidiaries in the United States, Great Britain, The Netherlands, the Czech Republic, Hungary, Slovakia, Croatia and Austria that are influenced by regulatory requirements. In light of the new EU legislation, the pressure on European companies could increase, particularly in the areas of international roaming (the ability to be reached within similar mobile communications networks), call termination in other mobile networks ("Termination"), and access and call origination in public mobile networks.

  Strategic realignment

  As soon as the liberalization process began, Deutsche Telekom placed "growth" at the center of its Group strategy. Ensuring profitable growth should also determine the future course of Deutsche Telekom: Deutsche Telekom seeks to be the fastest growing integrated telecommunications company in Europe.

  In 2004, Deutsche Telekom responded to the technological, regulatory and customer trends described above by realigning its strategy to focus on what Deutsche Telekom believes to be the key growth areas in the telecommunications and IT industry: mobile communications, broadband/fixed network (including T-Online) and business customers. The Group's structure, with its four divisions, will be realigned by creating three corresponding strategic business areas. Unlike the four division approach, the focus in the future will be less on products and more on customer needs.

  In order to be able to appropriately meet the continually increasing demands of the market now and in the future, Deutsche Telekom is aiming to be the quality leader in all of its strategic business areas. Deutsche Telekom's specific goal in this regard is to develop its umbrella brand, the "T", into a seal of quality that is recognized by customers. Deutsche Telekom is convinced that from a customer's perspective, innovation, quality leadership and efficiency are the most important differentiators in a continually intensifying competition. Exposure merely to pure price competition should be avoided. In addition, in view of the rapid rate of technological change, distinct competence in the area of innovation is also seen as a factor critical to success. The same applies to improved efficiency, which both increases profitability and, in internal processes, has a direct impact on the quality perceived by customers. All in all, Deutsche Telekom's aim is to be regarded as a leading global integrated telecommunications provider.

  In order to achieve these goals, the Board of Management launched the Excellence Program 2005-2007, in which the growth programs of the strategic business areas (Broadband/Fixed Network: "Re-Define", Mobile Communications: "Save for Growth", Business Customers: "Focus on Growth") and the group-wide initiatives ("Customer & Brand", "Product & Innovation", "Operational Excellence", "Profitability", "Human Resources") were bundled.

1.3.2    The individual divisions

1.3.2.1    T-Com

  The T-Com division is specifically responsible for Deutsche Telekom's fixed network business. T-Com operates approximately 6.1 million broadband DSL lines and approximately 54.7 million narrowband lines (including Integrated Services Digital Network or ISDN channels), making it one of the largest service providers in Europe in this field. Despite the shifts in the composition of Group revenue and income described in section 1.3.1, T-Com is still the Group's strongest division in terms of revenue and income. Based on the special significance of the fixed network business, T-Com was positioned as an independent brand on 1 August 2003. Legally, T-Com Deutschland is part of Deutsche Telekom. In terms of organization, however, the entire division is managed like an independent company under the management of its own T-Com Board of Management.

  Network communication services

  T-Com offers residential and small and medium-sized business customers in Germany access to Deutsche Telekom's fixed telecommunications network via analog and digital access lines. The traditional analog line is marketed under the brand name "T-Net". T-Com offers digital ISDN lines under the brand name "T-ISDN". Unlike analog lines, ISDN lines permit the use of between two and a maximum of 30 telecommunications channels per line, so that, for example, it is possible to use the telephone and the Internet at the same time. T-ISDN also offers a range of additional features.

  Via the aforementioned lines T-Com offers its residential and business customers, among other things, local and national calls and calls to the international fixed network, to mobile communications lines as well as access to narrowband online services. In this respect, customers may choose between various tariffs which generally consist of a fixed monthly fee and usage-based connection fees.

  Both analog and digital lines can be enhanced for broadband communication by means of DSL technology. In Germany, T-Com markets broadband lines under the brand names "T-DSL" and "T-DSL Business". Customers can choose between 1, 2 or 3 megabits per second for a fixed monthly fee. In connection with T-DSL Business, T-Com also offers Internet access and up to ten individual email addresses, as well as one domain name of the customer's choice which serves the web address for the customer's home page. In addition, T-Com provides business customers with two synchronous DSL variations, which offer identical upstream and downstream transmission rates. With the launch of the content delivery platform MDCS (Media Distribution and Caching Service) in June 2003, T-Com has been able to provide multimedia content on the Internet over a broadband connection. T-Com supplements the opportunities created by T-DSL with the help of W LAN products and services which allow broadband connections to be established on the basis of wireless technology.

  Data Communication

  T-Com plans, installs and operates customized voice and data networks. For voice and data transmission, customers can use, among other things, leased lines that form part of standard fixed connections and direct data connections, virtual private networks (e.g. private networks within the public IP network), services for linking local data centers based on the global Ethernet standard, and Voice over IP solutions (voice transmission via the local data network).

  In order to increase selling power in the segment of small and medium-sized companies, T-Com and T-Systems have already coordinated their sales activities in the past as part of a business customer campaign. In connection with the new Group structure, full responsibility for the small to medium-sized business customer segment will be transferred to T-Systems. In the future, T-Com will focus exclusively on residential customers and small business customers that are similar to residential customers in terms of the products and services they demand. T-Com will continue to provide T-Systems with networ- related wholesale products, as well as certain products and services.

  Other

  In addition, T-Com offers numerous value-added services, such as directory assistance (11833), premium-rate service numbers (0190, 0900, 0137, 0180, 0700, 0800), and T-Net Box, a network-based virtual voice mail system. T-Com also sells and leases terminal equipment for network and data communication, ranging from individual telephone sets for residential customers to complex private branch exchanges, computers and network components for business customers. The operation of public telephones also falls under the "Other" category.

  Carrier services

  T-Com's activities also include wholesale transactions with national telecommunications providers (both other network operators and pure service providers). T-Com's customers in this area include the other divisions within the Deutsche Telekom Group and around 200 other telecommunications companies. So-called "Carrier Services" involve interconnecting the Deutsche Telekom network and the networks of other fixed network and mobile network operators, leasing subscriber lines, i.e., the "last mile" that links end consumers with the network, leasing digital and analog lines for voice and data transmission, and transporting broadband and narrowband Internet traffic for Internet service providers. Since the middle of 2004, other telecommunications providers have had the option of offering broadband products based on T-Com's infrastructure under their own name and for their own account (Resale DSL). So-called line sharing is another upstream service for broadband access whereby T-Com and another service provider share the access line between the network and the customer: while the customer uses T-Com's voice services, the second provider provides the DSL line via the shared line.

  Central and Eastern Europe

  Until 31 December 2004, the T-Com division managed Deutsche Telekom's holdings in Central and Eastern Europe. Deutsche Telekom holds approximately 59.5% of the voting rights in the leading (in terms of revenue) full-service telecommunications provider in Hungary, Magyar Távközlési Részvénytársaság ("Matáv"). Matáv provides fixed network, cable, online and mobile communications services. Matáv also (indirectly) holds a majority interest in the Macedonian telecommunications company, Makedonski Telekominkacil A.D. ("Maktel"). Until the end of 2004, Maktel held a monopoly in the fixed network business. Maktel also owns the leading Macedonian mobile network operator. In Croatia, Deutsche Telekom holds a 51% interest in HT-Hrvatske telekomunikacije d.d., the leading national full-service telecommunications service provider in terms of revenue. Finally, Deutsche Telekom holds a share of 51% in the leading telecommunications service provider in Slovakia, Slovak Telecom a.s. ("Slovak Telekom"), a provider of fixed network, mobile communications, online and broadcasting services. Since 1 January 2005, the revenue and income generated in the area of mobile communications by the holdings in Hungary, Croatia, Macedonia and Slovakia have been allocated to the mobile communications strategic business area, and other revenue and income have remained with the broadband/fixed network strategic business area.

  In the financial year 2004, T-Com generated revenue of EUR 27,814 million and EBITDA of EUR 10,240 million (both figures according to German GAAP, and including the holdings in Central and Eastern Europe).

  Regulatory intervention, competitors' activities and fixed-mobile substitution have had a negative impact on the division's access and call business. In the fixed network business, T-Com is exposed to strong competition from alternative network operators and so-called preselection and call-by-call providers. For long-distance and international calls, and since 2003 for regional and local calls as well, customers in Germany can select an alternative operator by entering an operator-specific code (call-by-call); alternatively, customers can assign a permanent operator for all local and/or long-distance calls (preselection).

  In response to this competitive situation, T-Com is seeking, among other things, to further improve and simplify its product portfolio as well as to market optional rate plans aggressively. These plans, which combine higher fixed fees with discounts per call minute, have contributed to stabilizing the loss of market share in the area of call minutes in the past.

  In addition, there are plans to counteract revenue loss in the access and call minute business through growth in the broadband business (including resale). The marketing of broadband access lines (including resale) was the focus of T-Com's business activities in Germany as well as in the related companies in Hungary, Croatia and Slovakia. In 2004, the number of DSL lines increased from 4.1 million to 6.1 million. The focus on the broadband business will be intensified even more in the future (see Chapter III).

  In addition, T-Com has taken steps to increase efficiency. The average number of staff in the division fell by 10.1% in 2004 to 125,395 employees. The cutbacks were made, inter alia, through organized schemes such as redundancy payments or part-time retirements and by transferring employees to Deutsche Telekom's personnel placement agency, Vivento. Overall, T-Com's personnel costs were reduced by approximately 14% in 2004. This was also brought about by the reduction of the working week from 38 to 34 hours with partial pay compensation.

1.3.2.2    T-Mobile

  The T-Mobile division encompasses all of the activities of the T-Mobile International Group, whose parent company is T-Mobile International Holding GmbH. T-Mobile is represented by national companies in Germany, Great Britain, Austria, the Czech Republic, The Netherlands and the United States. It also holds minority interests in companies in Russia and Poland. With respect to the minority interest in Poland (PTC Polska Telefonia Cyfrowa Sp.z o.o. ("PTC") in which Deutsche Telekom held 49% as at 31 December 2004), Deutsche Telekom exercised the option to acquire an additional 48% granted by Elektrim S.A. The validity of the exercise and the enforceability of the option are in dispute. In connection with Deutsche Telekom's strategic realignment, Deutsche Telekom's holdings in mobile network operators in Hungary, Croatia, Macedonia and Slovakia have been allocated to the mobile communications strategic business area since 1 January 2005.

  In Europe, T-Mobile is pursuing a so-called "one company" strategy intended to manage the national companies like a single, cross-border, integrated business and to realize cost and purchasing synergies. To this end, the division has developed a functionally integrated business organization in Europe that features a single, shared approach to marketing, technology and network as well as sales and services. In addition, all majority-owned mobile telecommunications subsidiaries (with the exception of EuroTel) have been rebranded and are now offering their products and services under the uniform "T-Mobile" brand.

  The following table provides an overview of the number of mobile customers (calculated by number of SIM-cards) of the individual companies assigned to the T-Mobile division:

Company	Mobile phone subscribers as of 31 December 2004 (in millions)
T-Mobile Deutschland GmbH ("T-Mobile Deutschland")	27.5
T-Mobile Holdings Limited(1) ("T-Mobile UK")	15.7
T-Mobile USA, Inc.("T-Mobile USA")	17.3
T-Mobile Austria GmbH	2.0
T-Mobile Czech Republic a.s. ("T-Mobile CZ")(2)	4.4
T-Mobile Netherlands Holding B.V. ("T-Mobile Netherlands")	2.3
T-Mobile MagyarországTávközlési Részvénytársaság (Hungary)(3)	4.0
T-Mobile Hrvatska d.o.o. (Croatia)(4)	1.5
EuroTel Bratislava, a.s. ("EuroTel") (Slovakia)(4)	1.9
Mobimak A.D. ("Mobimak") (Macedonia)(5)	0.8
PTC, Polska Telefonia Cyfrowa Sp.z o.o. (Poland)(6)	8.6
Mobile TeleSystems OJSC ("MTS")(Russia)(7)	33.4

    (1)
    Includes 5 million Virgin Mobile customers who use the T-Mobile network.

    (2)
    T-Mobile shareholding 56% of the voting rights.

    (3)
    Deutsche Telekom shareholding 59%.

    (4)
    Deutsche Telekom shareholding 51%.

    (5)
    Deutsche Telekom shareholding 30%.

    (6)
    T-Mobile shareholding 49%.

    (7)
    T-Mobile shareholding 10%.

  T-Mobile provides digital mobile telephony services and mobile data services to residential and business customers. Mobile data services include text messages sent by SMS (Short Message Service), multimedia messaging in the form of photos, animated graphics, sound recordings or short video sequences, as well as mobile online portals, which for example allow news and music to be downloaded. By the end of the financial year 2003, mobile data services represented 17% (previous year: 16%) of revenue (German GAAP) per customer in T-Mobile's European markets (Germany, Great Britain, The Netherlands, the Czech Republic and Austria). T-Mobile also operates public W LAN HotSpots in Germany, Austria, the Czech Republic, Great Britain, The Netherlands and the United States. T-Mobile has entered into roaming agreements with a large number of third-party operators which allow customers to access mobile services outside their home network service area.

  Mobile communication services are offered either on a contract basis with a fixed monthly fee and time-based airtime fees, or as a prepaid service on the basis of monetary increments that are recorded on the SIM card of the handset for a limited period of time and then deducted, based on airtime usage fees as the card is used. Contract offerings provide a choice between various rate plans for voice and/or data services which may already be included the monthly fee. Furthermore, T-Mobile sells hardware such as mobile handsets and other devices (e.g. BlackBerry handhelds) in conjunction with its service offered.

  T-Mobile provides its mobile telephony services based on GSM (Global System for Mobile communication). In the United States, T-Mobile USA is the only national mobile operator to build its entire network using the world's most common digital standard. T-Mobile offers mobile data services based on CSD (Circuit Switched Data), GPRS (General Packet Radio Service) or, in the case of metropolitan areas, UMTS (Universal Mobile Telecommunications System) and W LAN. The upgrade and extension of the mobile networks (including the purchase of additional licenses to use frequency spectrums) is one of the Deutsche Telekom Group's investment priorities. While investments are being made in Europe to improve the quality of the existing GSM networks and further extend the UMTS network and W LAN, the main priority in the United States is to upgrade network capacity and acquire spectrum licenses. For example, T-Mobile USA acquired for USD 2.5 billion Cingular Wireless' GSM networks in California and Nevada in January 2005 as well as certain spectrum licenses.

  Due to the global growth of mobile communications markets, T-Mobile has been one of the strongest growth engines within the Deutsche Telekom Group over the last few years. Deutsche Telekom expects that this trend will continue, mainly driven by revenue growth at T-Mobile USA based on increasing customer numbers. In the financial year 2004, the T-Mobile Group generated total revenue of EUR 24,995 million and EBITDA of EUR 10,596 million (according to German GAAP and not including Deutsche Telekom's holdings in Central and Eastern European mobile network operators).

  In Europe, customer growth in the area of mobile communications is slowly declining as the market gradually becomes saturated. Market penetration measured in terms of the number of SIM cards per person is, in some cases, far greater than 85% in many Western and Central European countries. Deutsche Telekom therefore believes that the focus of competition will shift from customer acquisition to customer retention and to increasing the use of mobile communications (increase of average revenue per user). T-Mobile has responded to this expected development by introducing special rate plans offering a defined number of call minutes at a package price with no monthly fee. Compared to Europe, penetration of the mobile communications market in the United States is relatively low at approximately 60% as of 31 December 2004, meaning that Deutsche Telekom (continues to) expect lasting strong growth in customer numbers. Average revenue per user is also typically higher in the United States than in Europe.

  Competition in the mobile communications markets in Europe and in the United States is generally intense and conducted on the basis of price, the terms of the relevant contract, offers of subsidized handsets, coverage, range of services offered, innovation, and quality of service, although coverage and the price of package deals are of particular significance in the United States.

  To increase efficiency and generate the necessary resources for the intended growth, in January 2005, T-Mobile announced an efficiency program for Europe designed to save costs, improve quality and optimize processes. By the end of 2006, the measures shall be finalized and by the end of 2008 the save and growth program shall be implemented in full.

1.3.2.3    T-Systems

  The T-Systems division, operated by T-Systems International GmbH, provides information and communication technology ("ICT") solutions to large business customers such as companies, non-profit organizations and governmental agencies. T-Systems is represented in more than 20 countries, primarily in Western, Central and Eastern Europe, North and South America and Asia.

  One of T-Systems' priorities is managing and servicing high-revenue key accounts in the areas of telecommunications, services and finance, the public and health care and manufacturing by providing individual ICT solutions that are customized to their specific industry-sector requirements. The relevant customers receive extensive assistance from special sales and service teams. In addition, specialist project teams have been established. These are responsible for winning large orders valued in the multiple-digit millions in the domestic and international market.

  Parallel to focusing on specific industries, T-Systems has structured its service portfolio into three value-added levels, to which so-called focus solutions are assigned. These solutions correspond to the frequent requirements of its corporate customers:

  •
  ICT infrastructures management, e.g. complete management and operation of data centers, SAP applications or PC workstations;

  •
  development, implementation and operation of solutions to support business processes, e.g. applications and systems that permit to manage complex supply chains (e.g. for the automotive industry), or customer service applications for banks and insurance companies;

  •
  assumption of complete responsibility for business processes (including equipment and personnel) e.g. in the areas of billing or payroll accounting.

  The relevant ICT services are provided by so-called service lines. They deliver solutions to the key accounts, but they also service all other customers who use individual as well as combined T-Systems services.

  Telecommunications

  T-Systems and T-Com together operate an international network infrastructure for voice and data communications. On the basis of this infrastructure, T-Systems' service line (known as Network Services) plans, builds and operates company-specific network solutions. These include Virtual Private Networks based on the Internet Protocol and MPLS (Multi Protocol Label Switching), a network technology that allows different services (such as voice and data) to be delivered over a single network, for example based on priority and quality. Network solutions also include Voice over IP solutions, solutions to connect different sites and local area networks, complex Call Center solutions for managing incoming calls, faxes and emails, and Internet connectivity services. T-Systems arranges customers' Internet presence (website), manages customers' websites and provides electronic marketplaces and portals through which companies conduct business transactions electronically. T-Systems also provides electronic marketplaces and portals to T-Com, so that they can be promoted among T-Com's business customers.

  Through its International Carrier Sales & Solutions service line, T-Systems deals with international network operators (fixed network and mobile carriers), Internet service providers, application service providers and so-called content providers. The service line's business primarily involves services associated with the Termination of international voice traffic going into Germany on Deutsche Telekom's network and vice versa the Termination of outgoing international traffic from Deutsche Telekom's network into foreign carriers' networks, as well as the transit of calls that originate outside Germany through Deutsche Telekom's network. The service line also offers outsourcing (outsourcing the entire operation of networks and network services) and outtasking services (transfer of business functions) for other telecommunications operators.

  Finally, T-Systems' telecommunications business includes dealings with radio and television broadcasters. T-Systems' analog and digital TV and radio transmission infrastructure is the primary basis for Germany's nationwide wireless provisions of television and radio programming. The Media & Broadcasting unit also provides satellite capacity to satellite network operators as well as temporary and permanent transmission links for broadcasting program content (e.g. sports coverage).

  Information technology

  T-Systems' IT business is run by the two service lines Systems Integration and Computing & Desktop Services. They are responsible for providing software, hardware and systems solutions in the IT area.

  The Systems Integration service line is responsible for integrating new applications with existing customer systems, thus enabling a seamless and integrated system solution. To this end, T-Systems employs around 11,800 software developers worldwide. Its services range from consulting (e.g. solution design) and implementing IT projects (solution implementation, including software and platform development and migration) to application lifecycle management (maintenance, support and adjustment of customer applications). The service line focuses on the key industries predominantly serviced by T-Systems. In order to increase efficiency, T-Systems started to concentrate software production in certain locations, such as India and Russia (St. Petersburg), last year.

  The Computing & Desktop Services service line provides the necessary services that enable T-Systems to completely or partially operate the IT infrastructures of its customers. The service line operates central computer systems (so-called mainframes), a worldwide network of 32 data centers and 35,418 open system servers (as of 31 December 2004). T-Systems manages more than 1.2 million desktop systems (as of 31 December 2004). Computing & Desktop Services purchases the necessary hardware and software, and provides software maintenance and help desk services.

  The company supplements its own expertise and resources with various partnerships, for example with software manufacturers and research institutes. For example, T-Systems intends to establish a joint venture company with Bankhaus HSBC Trinkaus & Burkhardt for the clearing and settlement of securities transactions.

  T-Systems operates in markets that are subject to intense competitive pressure. The company faces a significant number of competitors, ranging from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations.

  T-Systems generated revenue of EUR 10,537 million in the financial year 2004. Of this amount, around 31% was attributable to other Deutsche Telekom divisions (especially T-Com and T-Mobile). Approximately 74% of revenue was generated in Germany. EBITDA was EUR 1,357 million in the financial year 2004 (all figures based on German GAAP).

  According to Deutsche Telekom, business processes largely based on ICT applications are increasingly determining long-term value enhancement and competitive strengths of companies. In Germany in particular, Deutsche Telekom expects substantial growth in the IT services market, driven, above all, by the trend towards outsourcing IT services and IT-based processes. It also expects growth in the telecommunications market which will be driven forward by new areas such as local computer networks (LAN) and Internet solutions (IP). Since 1 January 2005, in order to improve its sales and servicing capabilities in this market environment and to promote cross-selling, Deutsche Telekom has consolidated the management of all of its business customers within the new Business Customers strategic business area. In the future, two principal business units will operate under the T-Systems brand name: T-Systems Enterprise Services will be the contact for around 60 multi-national corporations and large public institutions in five defined industries (telecommunications, media and utilities, services, finance, public and manufacturing), while T-Systems Business Services will be responsible for servicing approximately 160,000 large and medium-sized business customers. Two further units will operate under the T-Systems brand: the consulting firm Detacon International GmbH, which focuses on telecommunications consulting, as well as Media & Broadcast. The International Carrier Sales and Solutions area will be transferred to the T-Com business unit, which will manage both domestic and international wholesale business in the future.

1.3.2.4    T-Online

  Deutsche Telekom offers Internet services in Europe for residential customers and for small to medium-sized business customers through its majority-owned subsidiary, T-Online. Using a combined business model, T-Online's services cover both Internet access and a range of other services and content. T-Online's business is described in detail in Chapter II.2.3.1.

1.3.2.5    Group Headquarters & Shared Services (GHS)

  The GHS unit is responsible for strategic, cross-division management activities (such as finance, legal, strategy, accounting, controlling, and human resources) as well as for operational tasks not directly related to the core businesses of the divisions. Shared services include, in particular, real estate activities, billing and collection, DeTeFleetServices GmbH (fleet management and mobility services) and the personnel service agency, Vivento. As with the T-Com division, some units of GHS legally form part of Deutsche Telekom; however, they are managed as if they were independent legal entities. The basic principle is to provide the shared services at market conditions.

  Real estate

  The real estate unit is, based on revenue, the largest shared service within GHS. It is responsible for management (including facility management) and control of Deutsche Telekom's real estate portfolio. The associated duties are principally carried out by the following entities: GMG Generalmietgesellschaft mbH leases and rents real estate owned by Deutsche Telekom and third parties for the purposes of sub-leasing to the divisions (bundling effect). Deutsche Telekom Immobilien und Service GmbH ("DeTeImmobilien") is responsible for commercial (property accounts etc.), infrastructural (cleaning, snow and ice services, etc) and technical (maintenance, repairs etc.) facility management. Deutsche Funkturm GmbH ("DFMG") acts as the owner and service provider for all of Deutsche Telekom's radio towers and transmitter masts in Germany. The principal customers are T-Mobile (UMTS/GSM sites), T-Com (radio relay sites) and T-Systems (broadcast sites). In addition, DFMG offers its services to external network operators. On 1 January 2005, Power und Air Conditions Solution Management GmbH & Co. KG commenced operations. It is responsible for the centralized provision of a secured energy supply and air conditioning for the telecommunications technology of the Deutsche Telekom Group in Germany. The principal customers are T-Com (for switching technology), T-Systems (air conditioning for data centers) and T-Mobile (for UMTS/GSM sites). Sireo Real Estate Asset Management GmbH, a joint venture of Deutsche Telekom (51%), Corpus Immobiliengruppe GmbH & Co. KG (24.5%) and Morgan Stanley Bank AG (24.5%), is responsible for the disposal of Deutsche Telekom's real estate interests by way of selling real estate that is not essential to operations (nicht betriebsnotwendig).

  Billing & Collection

  The shared service Billing & Collection was established in May 2004 through the integration of the former billing services (invoice preparation and sending) and customer accounting units. The newly formed business unit develops and provides billing and receivables management solutions. It provides these to the Group companies that offer services to the market. Its products also include risk and credit assessment as well as collection services that are provided in association with SolvenTec GmbH and SAF Forderungsmanagement GmbH. Thus Billing & Collection is able to cover the entire process chain from the preparation of invoices through to the collection service. Since the end of 2003, Billing & Collection has been offering to take responsibility for corresponding business processes (so-called "business process outsourcing") for external customers in conjunction with T-Systems. As part of the strategic realignment of Deutsche Telekom's structure, the business unit has been integrated into the segment reporting for the Business Customers business area since the beginning of the financial year 2005.

  DeTeFleetServices GmbH

  DeTeFleetServices GmbH operates as a full-service provider of fleet management and mobility services for the Deutsche Telekom Group in Germany. It has a fleet of approximately 39,000 vehicles. As of the financial year 2005, the company also intends to provide its services to the external market.

  Vivento

  With the goal of efficiently implementing group-wide staff measures in a socially responsible manner, the personnel service agency Vivento was established in the fourth quarter of 2002 as an independent, but legally dependent unit within Deutsche Telekom. Today, Vivento's work is governed by the collective agreement on protection against rationalization and safeguarding employment (Tarifvertrag zur Rationalisierung und Beschäftigungssicherung für Angestellte) and the corresponding regulations applicable to civil servants, both dating from 2004. In its core business,

  Vivento employs transferred staff, trains, advises and supports them for (permanent) reemployment within or outside the Deutsche Telekom Group or for projects or temporary assignments. In addition, Vivento staffs major projects, inter alia, in collaboration with governmental authorities.

  Vivento has created further employment opportunities by establishing its own, preferably staff-intensive business lines. In 2004, a "Call Center unit", consisting of the former Call Center unit of T-Com and the newly founded Vivento Customer Services GmbH & Co. KG ("VCS") as well as Vivento Technical Services GmbH & Co. KG ("VTS") was established. VCS offers Call Center services and was represented at 18 locations throughout Germany at the end of 2004. Most of the expansion was in eastern Germany. VTS provides installation and other network infrastructure services, in particular, for companies in the telecommunications and information technology industries. Both companies (VCS and VTS) aim to bring outsourced contracts back to the Group (insourcing), to reduce the number of outsourced contracts as well as to develop third-party business.

  Since its foundation and by the end of the financial year 2004, Vivento had taken on approximately 31,100 employees, approximately two thirds of whom originated from the T-Com division. During this period, approximately 12,900 employees permanently left Vivento. As at 31 December 2004, Vivento's staff totaled approximately 19,000, of whom approximately 700 are permanent staff.

  Other

  The "Other" unit covers various departments of Group Headquarters, such as accounting, controlling, human resources and treasury. Treasury is responsible, inter alia, for group-wide cash management and for issuing bonds on the capital markets. In addition, the unit includes other central units such as Telekom Training, which is responsible for training and employee qualifications in Germany, and T-Venture Holding GmbH, which is responsible for scouting new technologies, products and services and for ensuring access to them through investments. In addition, GHS manages intellectual property rights for the entire Deutsche Telekom Group, which includes management of the T-Com, T-Mobile, T-Online and T-Systems brands.

  In the financial year 2004, the total revenue of GHS amounted to EUR 4,501 million, and EBITDA was EUR -317 million (each according to German GAAP).

1.3.2.6    Toll Collect and lawsuits based on liability for representations made in prospectuses ("prospectus liability")

  Toll Collect

  In September 2002, Deutsche Telekom, DaimlerChrysler Services AG and Compagnie Financière et Industrielle Autoroutes S.A. ("Cofiroute") entered into an agreement with the Federal Republic of Germany, represented by the Federal Ministry for Transport, Construction and Housing (Bundesministerium für Verkehr, Bau- und Wohnungswesen), concerning the construction and operation of a system to record and levy highway tolls for heavy commercial vehicles. Deutsche Telekom and DaimlerChrysler Services AG each hold a 45% interest and Cofiroute holds a 10% interest in the Toll Collect Consortium and in the toll operating company, Toll Collect GmbH.

  The system launch originally scheduled for 1 September 2003 was postponed. Pursuant to an implementation agreement relating to the original operator agreement, Toll Collect GmbH put the toll system into operation on 1 January 2005, however, with respect to the "onboard units", not all of the functions were available. Activation of the toll system in the form originally agreed is now scheduled for 1 January 2006. In September 2004, Deutsche Telekom and DaimlerChrysler Services AG and the Toll Collect Consortium itself received written notification from the Federal Republic of Germany of the institution of arbitration proceedings. The Federal Republic of Germany asserts its claims for damages of EUR 3.56 billion plus interest for lost toll revenue resulting from the delays in toll collection. In addition, the Federal Republic of Germany is asserting a claim for contractual penalties in the amount of EUR 1.03 billion plus interest for alleged violations of the agreement for the period up to 31 July 2004. The amount may increase because the Federal Republic of Germany is also claiming time-related contractual penalties. Deutsche Telekom believes the claims are unsustainable and will defend itself against them. In connection with the Toll Collect project, provisions have only been made for the expected negative liability balance arising from the operational implementation (see Chapter VIII.5.1.5) as well as for expected legal costs from the arbitration proceedings.

  Lawsuits on the basis of prospectus liability

  A series of lawsuits, which have been combined to form class actions, have been submitted to the United States District Court for the Southern District of New York by or on behalf of alleged buyers of American Depositary Shares of Deutsche Telekom, which were issued on the basis of a registration statement on Form F-3 filed on 22 May 2000 with the Securities and Exchange Commission (SEC) and a prospectus dated 17 June 2000, as well as by alleged buyers of American Depositary Shares who acquired them in the period between 19 June 2000 up to and including 21 February 2001. The lawsuits are asserting claims in court against Deutsche Telekom and others pursuant to United States securities laws, based on the charge of incorrect and misleading information in the registration statements and the prospectus as to the status of the merger negotiations between Deutsche Telekom and the VoiceStreamWireless Corporation as well as with respect to the value of the real property assets. Deutsche Telekom agreed—explicitly without admitting any misconduct—to a settlement agreement with the plaintiffs' representatives in the prospectus liability class action pending in the United States before the United States District Court of the Southern District of New York. Under the agreement, Deutsche Telekom will make a payment of USD 120 million to cover all claims asserted in the United States in connection with the public offering of Deutsche Telekom shares in June 2000. The judge in charge must approve this agreement for it to be effective; this approval is currently pending.

  In Germany, a number of actions (approximately 2,200 lawsuits, approximately 12,500 plaintiffs) have been filed by alleged buyers of Deutsche Telekom shares that were sold on the basis of prospectuses dated 28 May 1999 and 26 May 2000. Many of these actions maintain that Deutsche Telekom did not recognize and amortize the carrying amount of its real property assets correctly in accordance with statutory accounting requirements. Moreover, in a number of these actions, claims regarding the VoiceStream transaction (now T-Mobile USA) have been filed that are based on the same charges made in the United States class action. In other proceedings, it has been asserted that Deutsche Telekom failed to provide information on certain risks and to draw attention to discussions being held by the Board of Management. Furthermore, it is also claimed that Deutsche Telekom paid an excessively high purchase price for One 2 One (now T-Mobile UK), and that in light of its business plans and prospects, the market price for Deutsche Telekom shares at the time of the share placement was too high. However, since not all the actions have been served yet, it is possible that further charges, of which Deutsche Telekom is not yet aware, may be filed. Some of the actions are also directed at the KfW and/or the Federal Republic of Germany. The first court hearings took place on 23 November 2004, and a further hearing is scheduled for 21 June 2005. Approximately 14,000 other alleged buyers of Deutsche Telekom shares have applied to the "Public Legal Information and Registration Office of the Free and Hanseatic City of Hamburg" (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg), for conciliatory proceedings which largely involve the same allegations as those mentioned above. Deutsche Telekom believes the claims are unsustainable and will defend itself against them. Other than for the legal costs, no provisions have been made.

1.3.3    Deutsche Telekom's principal subsidiaries

  The following is a list of Deutsche Telekom's principal (direct or indirect) subsidiaries:

Company	Shareholding in % (31 December 2004)
T-Mobile Deutschland GmbH(1)	100.00
T-Mobile USA, Inc.	100.00
T-Mobile Holdings Ltd.	100.00
T-Mobile Austria GmbH	100.00
T-Mobile Netherlands Holding B.V.	100.00
T-Mobile Czech Republic a.s.(2)	60.77
T-Systems International GmbH(1)	100.00
T-Systems GEI GmbH(1)	100.00
T-Online International AG	73.97	(3)
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH(1)	100.00
GMG Generalmietgesellschaft mbH(1)	100.00
Deutsche Telekom Network Projects and Services GmbH(1)	100.00
Magyar Távközlési Rt. ("Matáv")	59.49
Slovak Telecom a.s.	51.00
HT-Hrvatske telekomunikacije d.d.	51.00

    (1)
    A control and/or profit and loss transfer agreement exists with Deutsche Telekom.

    (2)
    Indirect shareholding via CMobil B.V., which in turn is 92.14% owned (indirectly) by Deutsche Telekom. CMobil B.V.'s direct shareholding in T-Mobile CZ is 60.77%.

    (3)
    As at February 2005, 88.02%.

1.4    Business development in 2004 and key figures

  Deutsche Telekom Group showed the following key financial figures for the years 2002, 2003, 2004 (in accordance with German GAAP):

Deutsche Telekom Group	2002	2003	2004
	(EUR in billions)
Net revenue	53.7	55.8	57.9
Operating results	-21.1	5.4	9.9
Net income/loss	-24.6	1.3	4.6
Net cash provided by operating activities	12.5	14.3	16.3
Balance sheet total	125.8	116.1	107.8
Shareholders' equity	35.4	33.8	37.9
Average number of employees (calculated on the basis of full-time equivalents, excluding trainees and student interns) (in thousands)	256	251	248

  Deutsche Telekom's revenue continued to develop positively in the financial year 2004 with growth of 3.7% year-on-year to EUR 57.9 billion. Revenue was reduced by exchange rate effects amounting to EUR 0.8 billion, in particular relating to the translation of U.S. dollars. This was accompanied by consolidation effects totaling EUR 0.3 billion that relate, for example, to the deconsolidation of T-Com's remaining cable companies and T-Systems companies. Adjusted by these effects, the Deutsche Telekom Group generated revenue growth of 5.8%.

  Deutsche Telekom generated net income amounting to EUR 4.6 billion in the financial year 2004 compared with EUR 1.3 billion in the prior year. This marked increase is primarily attributable to the positive development of operating results, which increased from EUR 5.4 billion in the prior year to EUR 9.9 billion. Besides the continued growth in revenue, consistent and comprehensive cost management also contributed to this development.

  Despite the increase in revenue, the cost of sales (EUR 31.4 billion) remained on a par with the previous year, particularly as a result of the successful implementation of measures to improve efficiency. In addition, selling and administrative costs decreased by a total of EUR 0.5 billion year-on-year, in particular due to the improvement in cost structures and, in the case of selling costs, more consistent receivables management in sales.

  The increase in other operating income by EUR 2.4 billion to EUR 6.9 billion also boosted net income in the financial year 2004. This relates mainly to the write-up of U.S. mobile communications licenses by EUR 2.4 billion due to changes in fair value measurements. The development of other operating expenses had an offsetting effect with a year-on-year increase of EUR 0.5 billion. This relates in particular to the recognition of an accrual of EUR 0.5 billion for the winding up of the U.S. mobile communications joint venture with Cingular Wireless.

  Net financial expense improved by EUR 0.7 billion year-on-year. This was primarily due to the continued reduction of debt and the resulting improvement in net interest expense. In addition, increased income from companies accounted for under the equity method and lower expenses for Toll Collect had a positive impact on the income related to associated and related companies.

  This was offset by an increase of EUR 1.8 billion in income taxes, particularly as a result of the high level of income before taxes and the restriction on the use of loss carry forwards introduced in 2004.

  Net cash provided by operating activities increased by EUR 2.0 billion year-on-year to EUR 16.3 billion. This sharp rise relates mainly to the substantial improvement in operational business and working capital.

  As of the balance sheet date, the Deutsche Telekom Group's total assets fell by 7.1% or EUR 8.3 billion year-on-year to EUR 107.8 billion primarily due to the decrease in noncurrent assets. Within this item, investments and the one-time write-up of U.S. mobile communications licenses were offset by the substantial increase in depreciation and amortization and negative exchange rate effects. The reduction on the liabilities side is essentially due to two opposing effects: an increase in shareholders' equity, mainly as a result of net income, on the one hand and a significant reduction in debt primarily relating to the repayment of bonds and medium-term notes, on the other. The equity ratio (excluding proposed dividend payments) increased from 29.1% in 2003 to 33.6% in 2004.

1.5    Capital and shareholders

1.5.1    Share capital

  As at 31 December 2004, Deutsche Telekom's share capital amounted to EUR 10,746,506,621.44 consisting of 4,197,854,149 ordinary no par value shares.

  Pursuant to a shareholders' resolution passed on 18 May 2004, Deutsche Telekom's Board of Management is authorized until 17 November 2005 to acquire a total of up to 419,775,242 shares in the company, subject to the condition that the shares acquired on the basis of this authorization (together with other Deutsche Telekom shares which Deutsche Telekom had already acquired and still holds) do not account for more than 10% of Deutsche Telekom's share capital. Furthermore, by virtue of a shareholders' resolution passed on 18 May 2004, Deutsche Telekom's Board of Management was authorized, with the approval of the Supervisory Board, to redeem the treasury shares that had been acquired on the basis of this authorization without requiring any further shareholders' resolution. Any such redemption of treasury shares would result in a decrease in capital unless the Board of Management stipulates, with the approval of the Supervisory Board, that the share capital should remain unchanged irrespective of the redemption, and that instead, the percentage of the share capital represented by other shares should increase as a result of the redemption. As at 31 December 2004, Deutsche Telekom held 2,670,828 treasury shares.

1.5.2    Authorized capital

  The Board of Management is authorized pursuant to § 5 para. 2 of its Articles of Incorporation as amended on 26 May 2004 (as registered in the commercial register on 2 June 2004) to increase the share capital with the approval of the Supervisory Board by up to EUR 2,560,000,000 by issuing up to 1,000,000,000 registered no par value shares for non-cash contributions in the period up to 17 May 2009. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription rights when issuing new shares for mergers or acquisitions of companies, business units or interests in companies including increasing existing investment holdings or other assets eligible for contribution for such acquisitions including claims against the company (authorized capital 2004).

1.5.3    Contingent capital

  In accordance with § 5 para. 3 of the Articles of Incorporation as amended on 26 May 2004, the share capital was contingently increased by up to EUR 500,000,000, divided into up to 195,312,500 shares (Contingent Capital I). Contingent Capital I was created in order to service convertible bonds and bonds with warrants. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as a result of the exercise of any conversion or option rights, or the fulfillment of any conversion obligations.

  Pursuant to § 5 para. 4 of the Articles of Incorporation as amended on 26 May 2004, the share capital was contingently increased by up to a further EUR 33,280,000, divided into up to 13,000,000 new individual registered no par value shares (Contingent Capital II). Contingent Capital II was created exclusively for the purpose of fulfilling subscription rights to shares from stock options granted to members of Deutsche Telekom's Board of Management, executives of Deutsche Telekom at levels below the Board of Management, and other executives, managers and specialists of the company, and to Boards of Management members, managing board members and other executives, managers and specialists of lower-tier domestic and foreign Group companies. The new shares participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the company's shareholders' meeting at which a resolution is passed on the appropriation of net income for the preceding financial year, the new shares shall participate in the profits starting at the beginning of the preceding financial year.

  Finally, in accordance with § 5 para. 5 of the Articles of Incorporation as amended on 26 May 2004,, the share capital was contingently increased by a further EUR 2,621,237.76, divided into up to 1,023,921 shares (Contingent Capital III). This Contingent Capital III serves exclusively to grant subscription rights to members of the Board of Management of Deutsche Telekom and executives of the company, and to members of the boards of management, managing board members and other executives of lower-tier affiliated companies on the basis of a stock option plan in accordance with the resolution passed at the shareholders' meeting held on 25 May 2000. The new shares participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the company's shareholders' meeting at which a resolution is passed on the appropriation of net income for the preceding financial year, then the new shares shall participate in the profits starting at the beginning of the preceding financial year.

1.5.4    Shareholders

  The Federal Republic of Germany's direct shareholding in Deutsche Telekom as at 31 December 2004 was approximately 22.74%. The KfW, the share capital of which is 80% owned by the Federal Republic of Germany and 20% owned by the German federal states, held 15.29% of Deutsche Telekom shares as at 31 December 2004.

1.6    Board of Management and Supervisory Board

  Deutsche Telekom's Board of Management consists of the following members:

    Kai-Uwe Ricke, Chairman of the Board of Management;

    Dr. Karl-Gerhard Eick, Board member responsible for Finance and Deputy Chairman of the Board of Management;

    Dr. Heinz Klinkhammer, Board member responsible for Human Resources;

    René Obermann, Board member responsible for Mobile Communications;

    Walter Raizner, Board member responsible for Broadband/Fixed Network;

    Konrad F. Reiss, Board member responsible for Business Customers.

  Deutsche Telekom's Supervisory Board consists of 20 members and is constituted in accordance with the German Co-Determination Act (Mitbestimmungsgesetz) of 1976. Ten members are elected by the employees and ten members are elected by the shareholders.

  The following persons are currently members of Deutsche Telekom's Supervisory Board:

Shareholders' representatives

Dr. Klaus Zumwinkel (Chairman)	Chairman of the Board of Management of Deutsche Post AG, Bonn;
Dr. Hubertus von Grünberg	Member of several Supervisory Boards, inter alia, Chairman of the Supervisory Board of Continental Aktiengesellschaft, Hanover;
Volker Halsch	State Secretary, Federal Ministry of Finance, Berlin;
Dr. sc. techn. Dieter Hundt	Managing shareholder of Allgaier Werke GmbH, Uhingen; President of the Confederation of German Employers' Association (Bundesvereinigung der Deutschen Arbeitgeberverbände), Berlin;
Hans W. Reich	Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt;
Dr. Wolfgang Reitzle	Chairman of the Board of Management of Linde AG, Wiesbaden;
Dr. Hans-Jürgen Schinzler	Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich;
Dr. Klaus G. Schlede	Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne;
Prof. Dr. h.c. Dieter Stolte	Publisher of the "WELT" and "Berliner Morgenpost" newspapers, Berlin;
Bernhard Walter	Former Chairman of the Board of Management of Dresdner Bank AG, Frankfurt am Main;

Employee representatives

Franz Treml (Deputy Chairman)	Deputy Chairman of ver.di, Head of Federal Department 9 at ver.di trade union, Berlin;
Monika Brandl	Member of the Central Works Council at Deutsche Telekom, Bonn;
Josef Falbisoner	Regional head of ver.di for Bavaria;
Lothar Holzwarth	Chairman of the Works Council at Deutsche Telekom, Business Customer Branch Office, South-West District, Stuttgart;
Waltraud Litzenberger	Member of the Works Council at Deutsche Telekom, Technical Customer Service Branch Office, Central District, Mainz;
Michael Löffler	Member of the Works Council at Deutsche Telekom, Networks Branch Office, Dresden;
Wolfgang Schmitt	Head of Business Consulting at Deutsche Telekom, T-Com Headquarters, Bonn;
Michael Sommer	Chairman of the German Trade Union Federation (Deutscher Gewerkschaftsbund), Berlin;
Ursula Steinke	Chairwoman of the Works Council at T-Systems CDS GmbH, Northern District Branch Office, Kiel;
Wilhelm Wegner	Chairman of the Central Works Council at Deutsche Telekom, Bonn.

1.7    Employees and employees' representative bodies

  On average in the financial year 2004, the Deutsche Telekom Group employed approximately 248,000 employees; the average number of employees for the financial year 2003 was approximately 251,000 (figures in each case are based on full-time equivalents excludingtrainees and student interns).

  As the ultimate parent company of the Group, Deutsche Telekom has a Supervisory Board of 20 members, composed equally of employee and shareholders' representatives in accordance with the German Co-Determination Act. Employees of Group companies are entitled to vote and be elected to the Supervisory Board in accordance with the German Co-Determination Act. Supervisory Boards also exist at other Group companies, including T-Online, in accordance with the provisions applicable to those companies.

  In addition to the works councils of the operating sites (Betriebe), Deutsche Telekom has a Central Works Council. Moreover, a Group Works Council and a European Works Council have been formed.

2.    T-Online

2.1    Registered office, financial year and corporate purpose

  T-Online has its registered office in Darmstadt and its business address at T-Online-Allee 1, 64295 Darmstadt. It is registered in the commercial register of the District Court of Darmstadt under HRB 7641. T-Online's financial year corresponds with the calendar year.

  According to its Articles of Incorporation, T-Online's corporate purpose is to provide and market online/Internet services, to develop and upgrade in line with market demand online/Internet services as a medium for communication, services, trading and information and entertainment, particularly through the use of platforms set up by the Deutsche Telekom Group to provide services and support services of all kinds in connection with or using online/Internet services, or to market the same in its own name or on behalf of third parties, to distribute goods of any kind in connection with or using online/Internet services in its own name or on behalf of third parties, to generate own online/Internet and other media content, and to distribute its own or third party online/Internet and/or other media content in its own name or on behalf of third parties, to operate in any related areas, and to engage in all acts, transactions or dealings that are directly related to the aforementioned purpose. T-Online may, both domestically and abroad, form subsidiaries, establish branch offices and acquire interests in other companies to the extent that such companies do business in the same area as the company or the acquisition would further the company's corporate purpose, which includes acquisitions for the purpose of developing as well as later disposing of such companies. The company may represent companies in which it holds an interest, integrate them under uniform management and conclude inter-company agreements for this purpose.

2.2    History, development and dependency of T-Online

  Deutsche Telekom and its legal predecessor, Deutsche Bundespost, were forerunners in developing online services in Germany. In 1983, Deutsche Bundespost launched its own information and e-commerce service on the market, the so-called "videotext" (Bildschirmtext) or "Btx". In 1992, this online service was technically upgraded and specifically marketed at the growing number of PC users. In 1995, this service was again improved, and "T-Online" Internet access was introduced.

  At the end of 1995, Deutsche Telekom initially formed Online Pro Dienste Beteiligungs GmbH, and then together with this entity, formed Online Pro Dienste GmbH & Co. KG ("Online KG"). The registered office of both of these newly formed companies was initially Bonn and it was then relocated to Darmstadt. Deutsche Telekom sold its online operations, consisting of its customer base for online services and other tangible and intangible assets, including associated know-how, to Online KG with effect from 31 December 1995.

  On 8 December 1997, Online Pro Dienste Beteiligungs GmbH was renamed Deutsche Telekom Online Service GmbH ("DeTeOnline"). When Deutsche Telekom left Online KG, all of Online KG's assets and liabilities were transferred to DeTeOnline by way of accretion (Anwachsung). With effect from 1 January 1998, DeTeOnline concluded a control and profit and loss transfer agreement with its parent company, Deutsche Telekom. This agreement was terminated with effect from 31 December 1999 in view of the company's initial public offering. All of DeTeOnline's profits and losses that arose during the term of this control and profit and loss transfer agreement were assumed by Deutsche Telekom.

  On 6 December 1999, Deutsche Telekom, the sole shareholder of DeTeOnline, resolved to change the legal form of DeTeOnline from a limited liability company (GmbH) to a German stock corporation (Aktiengesellschaft) and to change the company name to T-Online International AG. The change of legal form took effect on 30 December 1999. Numerous capital increases were implemented, following which Deutsche Telekom held 100% of T-Online's share capital of EUR 1 billion. On 17 April 2000, T-Online's shares were admitted to trading on the stock exchange. During the course of the initial public offering, a total of 114,100,000 new shares, including Green Shoe shares, were issued from a capital increase. Deutsche Telekom's shareholding diminished to approximately 81.7% as a result of further capital increases, which were implemented in order to acquire the Lagardère Group's shares in the French company Club Internet S.A.S. (69,633,116 shares), Commerzbank AG's shares in comdirect bank AG (24,875,189 shares), and Ya.com Internet Factory S.A.U. Madrid (15,249,984 shares). In December 2002, Deutsche Telekom sold 120,000,000 shares (approximately 9.81% of the share capital) for a price of EUR 6.10 per share such that its shareholding as of 31 December 2002 was approximately 71.9%. On 12 November 2003, it acquired an interest of approximately 2% from Commerzbank AG. This interest comprised the shares in T-Online that Commerzbank AG had received in the year 2000 as consideration for the shareholding in comdirect bank AG. In connection with the public offer made to T-Online shareholders on 26 November 2004 (see Chapter IV.3), Deutsche Telekom acquired 172,440,023 shares (approximately 14.09% of the share capital), including a large portion of the shares held by the Lagardère Group. As at 28 February 2005, Deutsche Telekom's shareholding was 88.02%.

  Since T-Online's conversion to a stock corporation, Deutsche Telekom has consistently held the majority of shares in T-Online. Therefore, under § 17 para. 2 of the German Stock Corporation Act (Aktiengesetz, "AktG") there is a presumption that T-Online is controlled by Deutsche Telekom. Deutsche Telekom is the controlling company within the meaning of § 17 para. 1 AktG and T-Online is the controlled company within the meaning of this provision. By virtue of its shareholding, Deutsche Telekom holds the necessary majority of three quarters of the share capital represented at the time of voting in order to be able to cause the resolutions necessary to implement the merger of T-Online with itself to be adopted.

2.3    Business activities and investments

2.3.1    Overview of T-Online

  T-Online is Germany's largest Internet service provider and one of Europe's most significant providers of Internet services with approximately 11.4 million registered customers in Germany and approximately a further 2.1 million registered customers in the rest of Europe (in each case as of 31 December 2004). T-Online focuses on residential and small to medium-sized business customers.

  T-Online's operations are based on a combined business model which combines the offer of Internet access ("Access") with the provision of other services and contents ("Non-Access").

  Since going public in the year 2000, T-Online has been one of the fastest growing business divisions of the Deutsche Telekom Group and has succeeded in continually improving its revenue and profits in this period:

  •
  The number of registered customers within the T-Online group increased from 7.9 million at the end of 2000 to around 13.5 million at the end of 2004. Of these customers, approximately 3.59 million were DSL tariff customers. T-Online is thus one of the largest Internet service providers in Europe based on the total number of customers.

  •
  Net revenue increased from approximately EUR 797 million (according to German GAAP) in the year 2000 to approximately EUR 2,012 million (according to IFRS) in 2004.

  •
  EBITDA increased continually in the period from 2001 to 2004. The EBITDA margin was still -10% in 2000 and reached approximately 23% in the financial year 2004 (years 2000 and 2001 according to German GAAP, years 2002 to 2004 according to IFRS).

  T-Online's key developments since going public:

  •
  Commencing 2000/2001:  Pursuing a policy of internationalization, particularly in France and Spain; also focusing on soliciting new customers and enhancing profitability by reviewing the product range and introducing cost efficiency programs;

  •
  2002/2003:  Development and update of the business model by expanding the range of content on offer, with the aim of being able to tap into additional sources of income and to secure customer loyalty in the area of Internet access;

  •
  Commencing 2004:  Consolidation and expansion of the combination business model by increasing the focus on the marketing and sale of broadband Internet access and associated content and applications.

  In structuring and orienting its business, T-Online focuses on two fundamental trends in the European Internet market: the growing significance of broadband Internet and the associated increase in potential uses, and the further personalization and design of offers to suit customers' requirements (customer centricity).

  While T-Online itself operates as the Internet service provider in Germany, operations in other European countries, which to date include Spain, France, Austria and Switzerland, are managed by its subsidiaries. The Spanish company, Ya.com, and the French company, T-Online France (which operates in the market under the name "Club Internet"), deserve special mention in this regard; increasing significance in the context of the international strategy of expansion is attributed to them. Both of these national companies are focusing on increasing their market share in the broadband business on the basis of the combination business model. The product range also includes telephony products, and in France these are already being offered via the Internet (Voice over IP), while in Spain they are being offered as part of a preselection deal. Spain should be supplementing its product range with IP-based telephony products during 2005.

  The access and content businesses are closely interlinked in T-Online's business model. Via the T-Online portal, Internet access leads customers to the additional products offered there. The flipside of this is that more and more customers are choosing T-Online for their Internet access because of the appeal of the Non-Access products and services on offer. The combination business model derives commercial benefit from these combined and interactive effects. In this respect, Internet access constitutes the basis for interactive customer relations which T-Online strengthens by offering additional products and services over the portal, which in turn generate additional income.

  The combined business model

  T-Online provides its customers with high-quality and high-speed Internet access over various bandwidths, types of access and terminals. Customers can choose from a diversified range of access tariffs, ranging from the classic tariff with a basic charge and time-based fees to a flat rate for high-speed lines based on DSL broadband technology. The tariffs are therefore tailored to the different habits and requirements of Internet users. T-Online uses Deutsche Telekom's network infrastructure as a wholesale product for the Internet access it offers.

  Developments over the last few years have been shaped by the fact that more and more customers are choosing broadband Internet access with high data transfer rates. The reason for this development is that users are increasingly wanting to download or use large files such as software updates and entertainment products, particularly videos (Video on Demand), music and online games. T-Online anticipated these developments early and expanded both its Internet access and content offerings accordingly. Consequently, T-Online solicited approximately 1.2 million new DSL tariff customers in the financial year 2004 and thus increased its average revenue per user (ARPU).

  T-Online offers visitors to its homepage, www.t-online.de, a great deal of news and business information as well as links to other products and services offered by T-Online and third party providers. The website has a current affairs section (Redaktioneller Bereich), a services section and a shopping section. The T-Online homepage and the portal linked thereto offer advertising customers exceptional coverage and the ability to advertise to specific target groups.

  In the area of content, T-Online sees particular growth potential in entertainment products such as music, videos and games, but also in the notices and classified advertising markets. Existing products of T-Online such as Video on Demand and legal music downloads are an example of this:

  •
  With T-Online Vision's Video on Demand, users have 24 hour access to well-known feature films released by major Hollywood studios such as Universal, Dreamworks, MGM or 20th Century Fox, and access to documentary films of the renownd Discovery Channel. The customer selects the time at which he/she wishes to use the respective product and is charged a use-based fee as part of his/her monthly telephone bill, or via alternative methods of payment.

  •
  Musicload, T-Online's legal user-paid music downloading offer, was presented in October 2003. In December 2004, reporting more than 1.4 million downloads, Musicload was one of the most successful providers of legal music downloads. In connection with this service, T-Online works closely with all of the major music labels, but also independent labels, and offers users a selection of currently more than 420,000 songs.

  T-Online now owns one of the best known providers of online classified ads in the advertising business in Germany and Switzerland after acquiring Scout24 AG in February 2004.

  Together with Internet access, T-Online customers also receive a large selection of additional service offers, which are in part covered by the basic fee for Internet access and in part charged separately. These now include traditional services such as e-mail, instant messaging and online banking, but also services such as web hosting, virus and spam protection, sending SMS/MMS over the Internet to mobile communications networks and even the development of digital photos on paper. T-Online's business customers receive additional services for their special needs, particularly web hosting and security services.

  In the combined business model, T-Online generates revenue that is largely divided between "subscription fees" (i.e., fees from fixed basic fees) and "usage fees" (i.e., use-based fees). In addition, proceeds are derived from online advertising and other agreements with business customers (B2B business). In the long term, the aim is to generate increasingly more subscription fee-based revenue and thus to increase the proportion of revenue that is not contingent on use (i.e., fees that are less volatile). In this respect, combined access and non-access products are playing an increasingly important role. In the long term, T-Online expects that the customer in the broadband market will increasingly use bundled products—so-called "Triple-Play"products—consisting of fast Internet access, high quality communications services, and entertainment offers that can be ordered individually.

  Based on its strategy update, which was approved in November 2004, T-Online is pursuing three principal initiatives within the framework of its combined business model:

  1.
  Strengthening customer centricity through DSL package marketing ("one-stop-shop offer" consisting of a DSL connection and plan);

  2.
  The expansion of integrated product offers through entertainment packages (video, music and gaming) or "Triple-Play" (product combinations based on network access/communications/entertainment services);

  3.
  Aggressive expansion in France and Spain in order to expand the market share to approximately 15 - 20% in the broadband market in each case.

  As one of the leading and most profitable Internet service providers in Europe, with approximately 13.5 million registered customers, of which 3.59 million are DSL tariff customers (as of the end of 2004), T-Online considers itself very well positioned to hold its own in a dynamic competitive environment.

  Material contracts with Deutsche Telekom

  T-Online uses a considerable number of services provided by Deutsche Telekom. The most important contracts between the two enterprises are:

  •
  Online Connect Agreement dated 30 August 2004 concerning the license of a network solution based on IP which may be terminated no earlier than 31 December 2005: Under the agreement, Deutsche Telekom provides Internet service providers such as T-Online with an Internet platform for co-use. In the financial year 2004, T-Online spent a total of EUR 505.2 million on the services provided pursuant to this agreement or its predecessor.

  •
  Trademark License Agreement dated 13/17/24 January 2005 governing the use of various trademarks, which may be terminated no earlier than 31 December 2014: The licence agreement gives T-Online the non-exclusive right to use various trademarks (including "T-Online") protected type fonts and Internet domain names.

  •
  Master Agreements dated 8 June/21 July 2004 and 7 March 2004 respectively governing the marketing of T-Online's services by Deutsche Telekom, each agreement having no minimum term: These agreements comprise three service agreements governing the sale and marketing of T-Online products and tariffs, firstly through Deutsche Telekom's Call Center, secondly in the area of e-business through Deutsche Telekom's electronic platform (homepage), and thirdly by way of indirect distribution through Deutsche Telekom's sales partners.

  •
  Global agreement on the purchase of accounts receivable dated 10 December 2001 which governs Deutsche Telekom's provision of invoicing and receivables management services. Since 2004, this agreement has been re-negotiated and should be in effect from 1 January 2004 and may be terminated no earlier than 31 December 2005, in its revised form.

  For the purpose of planning and budgeting, T-Online assumes that the agreements mentioned above will remain in force even after their term has expired. If, contrary to expectations, this is not the case, T-Online would have to seek alternative providers of the services currently purchased from Deutsche Telekom. It is even conceivable that this would lead to parallel developments and offers and thus give rise to competition within the Deutsche Telekom Group.

2.3.2    T-Online's principal subsidiaries

        The following table shows T-Online's principal (direct or indirect) subsidiaries.

Company	Shareholding in % (31 December 2004)
T-ONLINE FRANCE SAS, Paris	100.00
YA.COM INTERNET FACTORY S.A.U., Madrid	100.00
T-Online.at Internet Service GmbH, Vienna	100.00
Scout24 Holding GmbH, Munich(1)	100.00
Interactive Media CCSP GmbH, Darmstadt	100.00
T-Online.ch AG, Zurich	100.00
Atrada Trading Network AG, Nuremberg	100.00
T-Online Venture Fund GmbH & Co. KG, Bonn	99.00
comdirect bank AG, Quickborn	21.35
Bild.T-Online.de AG & Co. KG, Berlin	37.00
Congster GmbH, Darmstadt	100.00

(1)
At the end of 2004, Scout24 AG's business was contributed to Scout24 Holding GmbH as part of restructuring measures.

2.4    Execution of the Agreement in Principle

        On 5 October 2004, a meeting was held in Frankfurt am Main between representatives of Deutsche Telekom and T-Online accompanied by their respective legal advisers. At that meeting, Deutsche Telekom first presented T-Online with its ideas on how to integrate T-Online into Deutsche Telekom, including various structures. No concrete merger offer was made, however, and no date for doing so was agreed upon. On 9 October 2004, Deutsche Telekom invited T-Online to commence negotiations concerning the potential merger. At a Supervisory Board meeting on 10 October 2004, which had been called at short notice, T-Online's Board of Management and Supervisory Board discussed whether it would be in the company's interest to hold talks in relation to the potential merger.The Supervisory Board gave its consent to the Board of Management to commence merger negotiations. The issue of whether the merger would be a sensible course of action from T-Online's perspective and should be implemented was assessed over the weeks that followed, and the principles underlying the merger were negotiated between both companies. These negotiations lead to the Agreement in Principle, which was executed on 8 November 2004 with the consent of T-Online's Supervisory Board. (See Chapter VI.2).

2.5    Business development in 2004 and key figures

  The following table shows the T-Online Group's key financial figures for the financial years 2002, 2003 and 2004 (according to IFRS):

T-Online Group	2002	2003	2004
	(EUR in millions)
Net revenue	1,568.1	1,851.2	2,011.8
Net income/loss	-489.7	-37.7	300.4
Cash flows from operating activities	213.1	455.7	421.3
Balance sheet total	5,893.5	5,946.3	6,360.5
Cash and cash equivalents	3,664.3	4,051.9	4,173.2
Shareholders' equity	5,517.7	5,480.0	5,780.1
Average number of employees (calculated on the basis of full-time equivalents, excluding trainees and student interns) (in thousands)	2,512	2,618	2,921

  In the financial year 2004, T-Online increased its net revenue by a further EUR 160.6 million from the previous year to EUR 2,011.8 million (+8.7%). The main reason for this growth was the continued development of the broadband market. As part of T-Online's broadband strategy, 1.2 million new DSL tariff customers were acquired in the financial year; the number of new customers in the DSL segment thus doubled compared to the previous year. Excluding t-info GmbH, which was sold in the second quarter of 2003 and accounted for EUR 11.0 million of the net revenue reported in the previous year, revenue increased by EUR 171.6 million (+9.3%).

  In the financial year 2004, T-Online generated group net income of EUR 300.4 million compared to a group net loss of EUR 37.7 million reported in the previous year. Apart from the continued increase in the gross earnings margin to 65.8%, the increase in net income was primarily attributable to the fact that there was no scheduled amortization of goodwill (previous year: EUR 353.9 million). Disregarding special factors in 2004 and 2003, particularly income reported the previous year from the sale of t-info GmbH (EUR 24 million), the write-up of the equity carrying amount of comdirect bank AG (EUR 34 million), and the capitalization of T-Online France's loss carry-forwards as a result of a legislative change in France EUR 48 million), net income increased by around EUR 463 million to EUR 317 million in the financial year 2004.

  Despite the increase in revenue, the cost of materials decreased by EUR 67.3 million from the previous year to EUR 687.6 million (-8.9%). This caused the gross earnings margin to increase by around 7 percentage points to 65.8%. Apart from the increasing number of DSL tariff customers, the efficient loading of the daily traffic profile led to positive economies of scale. T-Online procures its wholesale services in each of the areas of narrowband and broadband depending on capacity. While for narrowband the wholesale services are charged according to the maximum number of parallel sessions, the so-called peak bandwidth, i.e., the maximum transmission capacity, is relevant for broadband.

  Marketing costs increased by EUR 72.0 million to EUR 598.3 million (+13.7%) as a result of various advertising campaigns, particularly campaigns to solicit new DSL tariff customers. These advertising campaigns also burdened T-Online's net revenue due to their offers to waive the basic charge and reimburse the installation fee for Deutsche Telekom's T-DSL line.

  At EUR 112.7 million, interest income was only slightly higher than the previous year (increase of EUR 1.8 million or +1.6%). By contrast, income from associated companies decreased by EUR 18.7 million to EUR 10.6 million (-63.8%). Disregarding the special factor recorded in the previous year as a result of writing up the value of comdirect bank AG by EUR 34 million, earnings in the financial year 2004 improved by EUR 15.3 million, which was associated with the positive performance of the companies consolidated at equity, comdirect bank AG and Immobilien Scout GmbH.

  The EUR 82.6 million increase in income taxes to EUR 179.5 million (+85.2%) is primarily attributable to T-Online's higher pre-tax results.

  Cash flows from operating activities (EUR 421.3 million; previous year EUR 455.7 million), which involved EUR 300.6 million cash outflows in connection with primary investment activities and EUR 0.6 million cash inflows in connection with financing activities, caused cash and cash equivalents to increase by EUR 121.3 million to EUR 4,173.2 million.

  Compared to 31 December 2003, the T-Online Group's balance sheet total increased as of the balance sheet date by EUR 414.2 million to EUR 6,360.5 million (+7%). On the assets side, this is primarily reflected in the acquisition of the Scout24 group and the increase in cash and cash equivalents. The acquisition of Scout24 AG resulted in an addition to goodwill of EUR 103.5 million and hidden reserves totaling EUR 62.9 million, particularly in connection with trademark rights and customer bases. On the liabilities side, the largest share of the increase is attributable to shareholders' equity which increased by EUR 300.1 million to EUR 5,780.1 million mainly due to the T-Online Group's results.

2.6    Capital and shareholders

2.6.1    Share capital

  The company's share capital as of 31 December 2004 amounted to EUR 1,223,890,578, consisting of 1,223,890,578 registered no par value shares, with each share representing a proportionate amount of EUR 1.00 of the share capital.

  Pursuant to a shareholders' resolution passed on 19 May 2004, the company is authorized until 18 November 2005 to acquire its own shares representing up to 10% of the company's share capital at that time, i.e., shares with an aggregate value of no more than EUR 122,388,469.90. Furthermore, the shareholders authorized the Board of Management on 19 May 2004, with the approval of the Supervisory Board, to redeem the treasury shares that had been acquired on the basis of the above authorization. Shares could be redeemed either on the basis of a further shareholders' resolution in accordance with the provisions concerning reductions of share capital, or alternatively on the basis of § 237 para. 3 no. 3 AktG without any further shareholders' resolution. In the latter case, the share capital would remain the same and the portion of share capital attributable to the other shares within the meaning of § 8 para. 3 AktG would increase accordingly. T-Online does not currently hold any treasury shares.

2.6.2    Authorized capital

  By virtue of § 4 para. 3 of the Articles of Incorporation, the Board of Management is authorized, with the approval of the Supervisory Board and under the terms set forth in the Articles of Incorporation, to increase the share capital one time or in partial amounts until 30 May 2006 by up to a nominal value of EUR 611,929,144 by issuing new shares for cash or non-cash contributions.

  The authorized capital is divided into three tranches. The authorized capital can be used up to EUR 611,929,144 by issuing new shares for cash contributions (tranche I). To the extent that fractional amounts need to be rounded up, shareholders' subscription rights may be excluded in order to grant holders of conversion or option rights or holders of convertible bonds with conversion obligations, which were issued by the company or any of its affiliates, a right to subscribe for new shares in the company. Shareholders' subscription rights may also be excluded to the extent that the issue price of the new shares is not significantly lower, as defined in §§ 203 para. 1 and para. 2, 186 para. 3 sentence 4 AktG, than the stock market price. The authorized capital can also be used up to EUR 5,000,000 by issuing new shares to company employees for cash contributions (tranche II). In this case shareholders' subscription rights are excluded. Finally, the authorized capital can be used up to EUR 611,929,144 by issuing new shares for non-cash contributions (tranche III). In this case, shareholders' subscription rights are excluded if the authorized capital is used for acquisitions in furtherance of the company's objects. Tranches I to III of the authorized capital may only be used up to the maximum amount specified. The total of all capital transactions under tranches I to III shall not exceed the total amount of authorized capital.

2.6.3    Contingent capital

  In accordance with § 4 para. 4 of the Articles of Incorporation, the share capital is contingently increased by a nominal value up to EUR 214,473 (Contingent Capital I). The contingent capital increase serves for the purpose of issuing up to 214,473 new registered no par value shares to which subscription rights were granted within the context of a T-Online's stock option plan ("Stock Option Plan 2000"). The Stock Option Plan 2000 provides for the issue of subscription rights to the members of T-Online's Board of Management and executives below the Board of Management, as well as to Board of Management members, management members and other executives of domestic and foreign group companies.

  The company's share capital was contingently increased in accordance with § 4 para. 5 of the Articles of Incorporation by a nominal value of up to a further EUR 4,404,826 (Contingent Capital II). This contingent capital increase serves for the purpose of issuing up to 4,404,826 new registered no par value shares for which subscription rights were granted in the context of a further stock option plan ("Stock Option Plan 2001"). The Stock Option Plan 2001 provides for the issue of subscription rights to members of T-Online's Board of Management and executives in second-tier management. This includes directors, senior managers, selected specialists of T-Online, as well as members of the Boards of Management, members of management and other directors, senior managers and selected specialists of domestic and foreign group companies in which T-Online directly or indirectly holds a majority interest. The new shares shall participate in the profit starting at the beginning of the financial year in which they were issued.

2.6.4    Shareholders

  As at 28 February 2005, Deutsche Telekom holds approximately 88.02% of T-Online's shares. As Lagardère SCA, Paris has sold approximately 55.9 million T-Online shares as part of the public offer, the remaining T-Online shares are part of a free float.

2.7    Board of Management and Supervisory Board

  The following persons serve on T-Online's Board of Management. They currently serve in the following capacities at other companies within the Deutsche Telekom Group other than the T-Online sub-group:

Rainer Beaujean, Chairman of the Board of Management
Veronika Altmeyer, Board member responsible for Human Resources and Legal Affaires	Advisor to the Telekom Business Academy;
Jens Becker, Board member responsible for Finance	Member of the Investment Advisory Board of T-Venture Telekom Funds Beteiligungs-GmbH for T-Online Venture Fund GmbH & Co. KG;
Burkhard Graßmann, Board member responsible for Media	Member of the Supervisory Board of Deutsche Telekom Medien GmbH;
Thomas Hille, Board member responsible for Marketing and Sales	Member of the Supervisory Board of T-Punkt Vertriebsgesellschaft mbH;
Andreas Kindt, Board member responsible for Technology
Member of the Investment Advisory Board of T-Venture Telekom Funds Beteiligungs-GmbH for T-Online Venture Fund GmbH & Co. KG and Deputy Chairman of the Supervisory Board of T-Systems Multimedia Solutions GmbH.

  T-Online's Supervisory Board consists of twelve members and is constituted in accordance with the Co-Determination Act of 1976. Six members are elected by the employees and six members are elected by the shareholders.

  The following people currently serve on T-Online's Supervisory Board:

Shareholders' representatives

Kai-Uwe Ricke (Chairman)	Chairman of the Board of Management of Deutsche Telekom, Bonn, and Chairman of the Supervisory Board of other companies within the Deutsche Telekom Group;
Dr. Karl-Gerhard Eick	Member of the Board of Management of Deutsche Telekom, Bonn, and member of the Supervisory Board of other companies within the Deutsche Telekom Group;
Dr. Heinz Klinkhammer	Member of the Board of Management of Deutsche Telekom, Bonn, and member of the Supervisory Board of other companies within the Deutsche Telekom Group;

Dieter Cazzonelli	Executive Deputy President Tax Department, Deutsche Telekom, Bonn, and member of the Supervisory Board of other companies within the Deutsche Telekom Group;
Dr. Eberhardt Rolle	Ministerial Director of the Federal Ministry of Finance, Berlin, and member of the Supervisory Board of T-Mobile International AG, an indirectly wholly-owned subsidiary of Deutsche Telekom;
Fabrice Sergent	Chairman of the Board of Management of Lagardère Active Broadband, Paris.

Employee representatives

Christoph Heil	(Deputy Chairman) Federal Union Spokesperson, ver.di trade union;
Viola Jackson	Chairwoman of the Works Council at T-Online, Darmstadt;
Monika Kusz	Chairwoman of the Works Council at T-Online, Oldenburg;
Anja Schiller	Union secretary, ver.di, Hesse;
Stefanie Waehlert	Senior Deputy President CMO Context at T-Online;
Udo Wilfert	Chairman of the Central Works Council at T-Online.

2.8    Employees and employee representative bodies

  On average, the T-Online Group employed 2,921 employees in the financial year 2004; the average figure for the financial year 2003 was 2,618 employees (figures in each case based on the equivalent of full-time employees, excluding trainees and student interns).

  T-Online has a Supervisory Board of twelve members comprised equally of employee and shareholders' representatives in accordance with the German Co-Determination Act. Employees of T-Online and its German affiliates are entitled to vote and be elected to the Supervisory Board in accordance with the German Co-Determination Act.

  In addition to the works councils of the individual businesses, T-Online has a Central Works Council. The Central Works Council sends delegates to the Group Works Council and the European Works Council of the Deutsche Telekom Group.

III.    Economic Explanation of and Reasons for the Merger

1.    Starting Point

1.1    Introduction

  Through its four current divisions, Deutsche Telekom offers products and services for residential and business customers. These include mobile telecommunications solutions (T-Mobile), telecommunications and information technology solutions for business customers (T-Systems), fixed network access and telephony value-added services (T-Com) and Internet services (T-Online).

  T-Online is a provider of Internet services for residential customers and for small and medium-sized companies. Using a combined business model, T-Online's services cover both high-quality Internet access and via its portals, e.g. www.t-online.de, value-added services (e.g. email or virus protection) and premium content (e.g. video on demand or music downloads).

  Deutsche Telekom and T-Online have already been working together intensively in many areas for some time. Thus, for example, T-Online uses in particular Deutsche Telekom's network infrastructures as a wholesale product for its Internet access products. The co-operation also extends to marketing the products of Deutsche Telekom and T-Online. On the one hand, Deutsche Telekom sells T-Online products at its retail outlets—"T-Punkt"—while, on the other hand, T-Online is a communications channel for Deutsche Telekom (e.g. via its portal, www.t-online.de), through which fixed network and mobile communications products are advertised and sold, for example.

  Since the end of the 1990s, the Internet and online services markets have experienced a high level of growth. Initially, these markets were largely characterized by Internet access using narrowband technology, i.e., transmission through traditional telephone lines. In recent years, the focus of Internet use has shifted towards broadband access, which enables a permanent Internet connection ("always on") and much higher data transmission speeds from the network and between users. This way, in addition to products such as email, customers can increasingly also use interactive and multimedia services and content such as video on demand and music downloads conveniently and at high transmission rates. The change in customer behavior and the greatly increased number of broadband users in Germany now make it possible for both network operators and Internet service providers to provide those customers who have a broadband access line with telecommunications services such as Voice over IP or network-based answering machines based on the Internet Protocol. As a result, the product range of Internet service providers is increasingly overlapping with that of classic telecommunications companies.

  The increasing convergence of the business models of fixed telephone network operators and Internet service providers as well as the increasing demand for comprehensive one-stop broadband products are the reason why both companies' Boards of Management believe that an integrated strategy between Deutsche Telekom and T-Online would generate considerable benefits for both companies compared to continuing as separate business models. In this respect, the objective is, in particular, to participate in the growth of a market that is currently evolving at a disproportionately high rate by providing a comprehensive product based on classic telephony, Voice over IP and Internet services, including products from the entertainment area.

  Moreover, a merger between T-Online and Deutsche Telekom will make it possible to combine their specific know-how more effectively for the development and further development of the new integrated products and to make better use of the potential of existing customers through facilitated use of both customer databases. In particular, the companies expect to be able to use more effectively the know-how developed by T-Online in the past in the area of IP-based services to further develop the broadband business. In addition, the Boards of Management of both companies assume that internal processes and procedures may be unified and streamlined as a result of the merger, thus significantly increasing the competitiveness of the merged company.

1.2    Changes in the telecommunications market

1.2.1    Internet as a mass market with high growth rates

  In Germany as well as in other parts of Western Europe, the Internet has established itself among large portions of the population as a broad information, communications, transactions and entertainment medium. According to information provided by Jupiter Research, the number of Internet users in Western Europe who use the Internet at home, work, or another location increased from 96 million in 2000 to 163 million in 2003, and more than 177 million in 2004 (in each case information applicable at the end of the relevant year). From 2000 to 2004, this constitutes growth of approximately 85%. The proportion of Internet users compared to the total population of Western Europe at the end of 2004 was approximately 45%.

  Deutsche Telekom and T-Online assume that broadband technology and its applications will form the basis for further growth in Internet use in the coming years. From the customer's perspective, Internet access using broadband technology offers the benefits of high-speed data transmission, greater connection stability and the possibility of being connected to the Internet without interruption at no additional cost where an appropriate plan is selected ("always on"). According to Jupiter Research, the proportion of private households with a broadband Internet access line compared to the total number of households increased in Western Europe from 3% in 2001 to 13% in 2003, and up to 19% in 2004 (in each case information applicable at the end of the relevant year).

  Despite high growth rates, according to Jupiter Research, the proportion of private households having broadband Internet access in Germany, namely, approximately 14% of all private households as at the end of 2004, is below the Western European average and this therefore reflects the particular growth potential of this segment in Germany. According to Jupiter Research, at the end of 2004, approximately 26% of private Internet households in Germany used a broadband Internet access line. Deutsche Telekom and T-Online are of the opinion that the broadband market in Germany will develop, above all, based on DSL technology using the fixed telecommunications network.

1.2.2    Convergence of the business models and increasing demand for integrated products

  According to the expectations of Deutsche Telekom and T-Online, the increasing digitization of media such as voice, music, videos, photos etc. is a key reason for the increased use of new applications on the Internet that, due to the large quantities of data involved (such as the download of music data files or the exchange of digital photos), require a broadband access line to be used conveniently. The spread of digital media is resulting in an increasing demand for convenient and fast availability and exchangeability of data and information with third parties. Broadband Internet with its transmission standard, Internet Protocol, and its increasing number of users, is the appropriate platform for these purposes.

  Both companies anticipate that the Internet Protocol will continue to establish itself as the standard for the transmission of digital data between different terminal equipment such as PCs, mobile handsets and terminal equipment in the consumer electronics field. The introduction and spread of new application possibilities involving the transfer of large quantities of data are promoting market growth in broadband access. Conversely, each new broadband access is promoting the potential use of such applications on the Internet.

  Both companies are convinced that the increasing proportion of broadband Internet access lines and the increasing convergence of business models and business fields are resulting in an increasing demand for integrated products that combine Internet access with voice telephony via the Internet (Voice over IP) as a so-called "Double-Play offering", and, at the customer's choice, supplement this with entertainment products such as video on demand, thus making it into a Triple-Play offering.

  In countries, such as France, which already have a widely developed broadband market, the trend towards these integrated products can already be seen clearly. The competitive environment which is currently emerging in Europe and is characterized by broadband Internet and Double and Triple-Play offerings, can no longer be compared to the starting situation at the time of T-Online's initial public offering in April 2000. At that time, the classic products of telecommunications companies and the Internet were largely regarded as separate markets. Among other things, this was seen in the product-oriented group structures of the major European and foreign telecommunications companies, on the one hand, and the large number of Internet access providers that had been created independently or had been made independent, on the other hand.

  This situation has changed significantly in the interim. Technical developments and resultant product overlaps have led to an increasing demand for combined one-stop product packages which are fully compatible and co-ordinated with one another. This, in turn, is resulting in the medium-term merging of the business models of telecommunications companies and Internet service providers from the perspective of customers and providers. As a result of this development, an increased tendency among telecommunications companies towards reintegration of their formerly independent Internet subsidiaries can be seen across Europe. Thus, for example, the Belgian company, Belgacom, the French company, France Télécom and the Spanish company, Telefónica, have already fully or largely completed the integration of their formerly publicly listed Internet subsidiaries (Infosources/Skynet, Wanadoo, Terra Lycos). The British company, British Telecom has again fully reintegrated its Internet service provider (BT Openworld) into its residential subscriber segment and Bluewin AG, the wholly-owned Internet subsidiary of the Swiss company, Swisscom Fixnet AG, which was originally made independent for purposes of an initial public offering, was fully reintegrated into its parent company on 1 March 2005 by way of a merger.

2.    Key reasons for the merger

2.1    Continuing interlinking of the services of Deutsche Telekom and T-Online

  Today there are already numerous links between the fixed network business of Deutsche Telekom and the products and services of T-Online. Both companies are dependent on close co-operation in order to successfully further develop their business models in a dynamic market environment. The companies expect that the existing interlinking of T-Online's activities in the Internet business and those of Deutsche Telekom in the fixed network broadband business will increase considerably in future when the fixed network and Internet products—which are currently largely separate—are integrated within the Double-Play and Triple-Play offerings described above in order to meet market and customer needs.

  The Boards of Management of Deutsche Telekom and T-Online expect that business opportunities can be made better use of in the marketing of the newly integrated products if the products are not developed and marketed by two separate Group companies, but instead are developed and marketed uniformly by the new Broadband/Fixed Network business area of the merged company. Thus, in the opinion of both companies, the new structure will place the Deutsche Telekom Group in a better starting position in order to further advance the development of the broadband market in Germany and, in particular, to expand its broadband subscriber base. At the same time, the risk of the two companies developing competing products and selling them on the market, which would be equally disadvantageous for both companies, will be eliminated.

  In addition, the offering of new integrated products and services and an associated added value for the subscriber should increase the average revenue per user (ARPU). In the final analysis, both companies expect that the merger will result in an increase in the equity value. T-Online's merger with and into Deutsche Telekom therefore constitutes a core element of the strategic realignment of the Deutsche Telekom Group described above and underlines the particular importance of T-Online for the further development of the new Broadband/Fixed Network strategic business area.

2.2    Increased efficiency by combining the business models

  The parties are convinced that the growing market share of broadband Internet access will also further increase the acceptance of innovative offers on the Internet, for example, in the entertainment area. They expect that in future, in addition to the established offers of voice communication and PC-based Internet communication, television sets will become a further platform for Internet use and thus open up broadband Internet access to additional segments of the residential cutomer market.

  The Boards of Management of both companies believe that the ability to offer Double-Play (product combination of network access/communication) and Triple-Play (product combination of network access/communications/entertainment services) products on the market which are oriented towards subscriber needs will be of considerable importance for telecommunications providers and Internet service providers in terms of their further success in the residential customer market. In this respect, the various applications will be closely linked to one another, supplemented by new applications, products and services, and marketed to the subscriber via a single interface. Both companies are convinced that the development of such integrated products will be simplified and accelerated by the proposed merger, as the development of integrated broadband products requires the exact co-ordination of individual components both from a market perspective and for technical reasons, and, while the necessary co-operation between the competent divisions of Deutsche Telekom and T-Online is already working successfully today, this will become even more efficient as a result of the removal of existing barriers under the German Stock Corporation Act and the shortening of decision-making processes. The merger will also have positive effects from a market perspective, because a single contract partner and contact person will meet the subscribers' need to obtain one-stop-shop products, which, in turn, will intensify customer relations both for the Internet business of T-Online and for the classic telephony business of Deutsche Telekom.

2.3    Improved customer approaches

  The full integration of T-Online into Deutsche Telekom will result in a simplified structure while avoiding existing overlaps, thus facilitating more effective market processing. Thus, as a result of the merger it will be easier for the Deutsche Telekom Group to concentrate customer relations in one hand and to offer subscribers a single contact person.

  Current barriers pursuant to data protection law due to the fact that Deutsche Telekom and T-Online are separate companies will fall away as a result of the merger. Thus, a common and uniform customer relationship management result will be improved within the remaining barriers pursuant to data protection law. At the same time, the parties' potential for cross-selling of the various products currently offered by Deutsche Telekom's T-Com division and T-Online may be expanded. As a result, costs for acquiring new subscribers will also be reduced in the long term.

  In this way, both companies are further pursuing the goal of increasing customer loyalty and customer satisfaction further based on this integrated approach; these are factors, which, in light of the high level of competition in the broadband market, are becoming increasingly more important.

2.4    Simplification of organization and business processes

  The provisions under the German Stock Corporation Act concerning the protection of minority shareholders and company creditors and the different interests of the various shareholder groups currently make co-ordination between Deutsche Telekom and T-Online considerably difficult in part. The reason for this is that, due to the existing dependency relationship, any joint action requires a detailed review by T-Online's Board of Management as to whether T-Online's own interests are sufficiently protected in each specific case. This makes the co-ordination process more difficult and results in delays creating the risk that business opportunities can only be taken belatedly, to a limited extent or even not at all. The parties are certain that both the simpler co-ordination of the offering of broadband products and services brought about by the merger as well as the setting of a uniform corporate objective for the new Broadband/Fixed Network strategic business area will facilitate and accelerate the realization of product innovations, and will also result in a reduction in inefficiencies arising from parallel developments and products. This aspect will also become more important in light of converging markets. By virtue of the merger it will be possible to counteract the existing risk of overlapping offers that stand in the way of fully exploiting market potential.

2.5    Realization of synergy effects

  Growth Synergies

  The companies expect that the planned integration of Deutsche Telekom and T-Online will result in growth synergies within the Deutsche Telekom Group having a present value of approximately at least EUR 1 billion. The key elements of these growth synergies are improved customer acquisition, increased average revenue per user (ARPU) and the generation of cost savings in the operating business.

  As already outlined above, customer acquisition shall be optimized by an improved, target group-specific customer approach, taking into account the needs of the respective target group. Thus, the customer objectives compared to the stand-alone plans of Deutsche Telekom and T-Online shall be reached more quickly. The basis for this shall be closer interlinking of the marketing and sales activities within the new business area and improved use of the customer databases of both companies. A more focused customer segmentation will contribute towards joint product development and implementation (such as the future Triple-Play products as integration of access, communication and entertainment products) with the long-term objective of opening up new customer segments.

  Besides a quicker development and improvement of the subscriber base, revenue synergies shall also be realized by an increase in the average revenue per user (ARPU) chiefly through integrated products (Double-Play and Triple-Play products). Thus, in the Triple-Play context, new target markets and target groups shall be opened up through the integrated Broadband/Fixed Network business area. Further, because both development and marketing processes can be better coordinated with each other, product strategies may generally be implemented and brought to the market earlier by virtue of an optimized market approach ("time-to-market"). Consequently, when facing tough competition, valuable time can be saved and a "first-mover-advantage" be gained.

  Cost synergies shall be realized primarily through a more efficient customer approach, though reduced customer acquisition costs and through joint marketing activities. The companies believe there is further potential for cost synergies by optimizing internal organizational structures and processes and through joint product developments.

  Additional Synergies in the Operating Business

  In addition to the growth synergies described above which would amount to at least EUR 1 billion, the companies expect that additional savings from the operating business may be realized. This includes potential in the area of technical infrastructure through consolidation and joint use of technical platforms. Moreover, it is expected that further potential for savings may also be realized in the operation and maintenance of the individual platforms and of the information and data processing systems. Aside from the technical area, sales activities are expected to be optimized. This includes, as already outlined above with respect to growth synergies, an improved management of sales channels through uniform premium and incentive systems, of the specific sales channel mix as well as of the future joint CRM activities. Further cost savings are expected as costs for the shareholders' meeting and the external reporting of T-Online will fall away.

2.6    Alternatives

  It is true that Deutsche Telekom and T-Online could, alternatively, further develop their business models as separate companies based on the existing close co-operation. However, the Boards of Management of both companies believe that the ongoing market and technology-driven interlinking between the business models of the fixed network area of Deutsche Telekom and T-Online's business mentioned above, particularly the market-driven development of integrated products that link telephony with Internet access, will require ever greater co-ordination in the technical and market processing fields. This close co-operation—which is required from a market perspective—between the business areas of Deutsche Telekom and T-Online is able to be more efficient, as described above, if both companies are merged. If T-Online's independence as a stock corporation were retained, these benefits could not be realized. Rather, it would be conceivable that parallel developments and products would emerge, thus creating competition within the Deutsche Telekom Group. The Boards of Management of both companies therefore believe that there is no entrepreneurial alternative to the planned merger if the benefits described above are to be realized.

3.    Organizational and Management Structure of Deutsche Telekom following the Merger

3.1    Deutsche Telekom in general

  Since the beginning of 2005, the Deutsche Telekom Group has been implementing its strategic realignment with a view to concentrating on the three new strategic business areas. With respect to the Board of Management, the Deutsche Telekom Group's new structure has already been implemented by reallocating areas of responsibility. Three areas of responsibility for the operating business have been created and these are covered by the strategic business areas: (i) Mobile Communications; (ii) Business Customers; (iii) Broadband/Fixed Network. The Broadband/Fixed Network area of responsibility covers T-Com and within the Group responsibility for the subsidiary T-Online. In addition, the three central Board of Management areas of responsibility remain, namely, the Chairmanship, finances (also the Deputy Chairman) and human resources.

3.2    The Broadband/Fixed Network strategic business area

  Following implementation of the merger, the Broadband/Fixed Network strategic business area will cover the T-Com and T-Online business units. The T-Online business unit will continue to exist within the Broadband/Fixed Network strategic business area as an organizational unit with its own segment board and profit and loss responsibility and will form a material part of the new Broadband/Fixed Network strategic business area ("SBA BBFN") of Deutsche Telekom. Thereby the development of the fixed network business and broadband business within Germany and outside Germany will be accelerated, in particular the introduction of an integrated broadband strategy with combined "Access, Communication and Entertainment-Services" for the mass market (so-called "Triple-Play"). In this regard, the tasks of the business unit T-Online shall comprise, in particular, the development and marketing ("market & deliver") of all IP products of this strategic business area, in particular the "Triple-Play" products—such as T-Home, a project currently planned for Germany as a further development of "T-Online Vision on TV". This will facilitate an optimum and consistent utilization of customer relations in the interests of Deutsche Telekom and T-Online.

  Deutsche Telekom's Broadband/Fixed Network strategic business area will be managed by a "Departmental Board SBA BBFN". The Departmental Board will have the following areas of responsibility:

  a.
  Chairman of the Departmental Board (CEO) with responsibilty for, inter alia, the company strategy, regulatory matters, corporate communications/public relations, internal control;

  b.
  Member of the Departmental Board responsible for finance (CFO) with responsibilty for, inter alia, finance, controlling, purchasing and legal;

  c.
  Member of the Departmental Board responsible for human resources (CHRO) with responsibilty for, inter alia, human resources and organization;

  d.
  Member of the Departmental Board responsible for marketing (CMO) with responsibilty for, inter alia, the product segment voice/PSTN, the product segment broadband/IP, pricing, terminal equipment, value added services, customer relationship management (CRM), marketing communications and innovation;

  e.
  Member of the Departmental Board responsible for sales (CSO) with responsibilty for, inter alia, consumer sales, VSE sales and indirect sales;

  f.
  Member of the Departmental Board responsible for IT (CIO) with responsibilty for, inter alia, information technology and numbering management;

  g.
  Member of the Departmental Board responsible for quality and processes with responsibilty for, inter alia, the overall quality management and processes;

  h.
  Member of the Departmental Board responsible for international affairs with responsibilty for, inter alia, management of international shareholdings including business development, controlling of shareholdings and M&A;

  i.
  Member of the Departmental Board responsible for net infrastructure (CTO) with responsibilty for, inter alia, production/infrastructure.

  On the Departmental Board SBA BBFN, the business unit T-Online will represent the three areas of responsibility: CMO, quality and processes as well as international affairs. These three members of the Departmental Board SBA BBFN will simultaneously be members of the segment board (consisting of six members) of the organizational unit T-Online.

  The business unit T-Online with its current structure will form the nucleus for the marketing area of responsibility on the Departmental Board SBA BBFN. Under this area of responsibility, a customer-oriented organization with respective customer responsibility (including with respect to the financial result) will be implemented and the product worlds PSTN (classic telephony) and IP (Internet) will be put under joint Departmental Board responsibility in order to be able to realize the envisaged growth synergies.

  The member of the Departmental Board responsible for marketing will also be responsible for the retail business and will define the entire product portfolio vis-à-vis end customers and will thus be jointly responsible for PNTN and IP services and will also manage the coordination of the T-Com and T-Online brands as well as all other brands of the SBA BBFN. This will also apply with respect to cross-unit marketing of the product portfolios and the strategic CRM approach which extends across the business area.

  The business unit T-Online will continue to exist as an organizational unit with its own segment board and profit and loss responsibility within this area of responsibility of the Departmental Board and will be responsible for all IP products of the SBA BBFN vis-à-vis the market (contentwise) and internally (results). This means that the organizational unit T-Online will develop and market to the end customer ("market & deliver") the IP products of the SBA BBFN and will additionally perform the management and coordination of the entire ISP business within the SBA BBFN of the Deutsche Telekom Group.

  The "T-Online" brand will continue to be used as an independent product brand for all IP-based services of Deutsche Telekom in the mass market. All brands of T-Online will continue to exist, also as part of the trademark structure of the Broadband/Fixed Network strategic business area and will continue to be managed by T-Online in T-Online's responsibility. The business unit T-Online will also operationally manage the marketing and products of the IP-based domestic and foreign subsidiaries of the SBA BBFN.

  The business responsibility (profit and loss, budget, costs) and the disciplinary control and technical management will remain with the segment board of the business unit T-Online. The segment board of the business unit T-Online will coordinate cross-unit issues which effect the SBA BBFN with the Departmental Board SBA BBFN.

  The employees and the segment board of the business unit T-Online will continue to play an essential role in the development of the broadband business of Deutsche Telekom. They will have special responsibility for the introduction of an integrated broadband strategy. The corporate identity formed by T-Online will be maintained in the new Broadband/Fixed Network strategic business area and will be promoted by the management of the business unit T-Online.

  By means of the future organization of the business area, in particular in the field of marketing, Deutsche Telekom expects to be able to better meet the requirements of the market and its customers also in this regard.

4.    Merger Costs

  According to current estimates, the merger costs will total around EUR 50 million. This estimate includes, in particular, the costs for the exchange trustee (Umtauschtreuhänder) and for execution of the share exchange, costs for the merger audit, costs for any necessary publications and registrations, as well as the costs for external advisers.

  The costs referred to above do not include expenses for subsequent full integration of the business units (including costs that arise in realizing synergies).

5.    Alternatives to a merger of T-Online into Deutsche Telekom

  In the companies' opinion, potential alternatives to a merger are either not appropriate in order to achieve the entrepreneurial objectives of the integration, would entail significant disadvantages or would result in significant additional costs compared to the legal approach of a merger of T-Online into Deutsche Telekom which has been selected.

5.1    Conclusion of a control and profit and loss transfer agreement

  An integration of T-Online and Deutsche Telekom could also be sought by concluding a control and profit and loss transfer agreement with Deutsche Telekom as the controlling company. However, it has been shown above (see Chapter III.1 and 2) how important a full integration of the T-Com and T-Online business units within the Broadband/Fixed Network strategic business area is. Such full integration could not be possible by concluding a control and profit and loss transfer agreement:

  •
  Using this approach, a double administrative structure would still exist with an independent Board of Management and independent Supervisory Board of T-Online as well as an independent shareholders' meeting. While Deutsche Telekom would be allowed to issue instructions to the Board of Management of T-Online under § 308 AktG pursuant to a control and profit and loss transfer agreement, such right to issue instructions would not make full integration of T-Online into Deutsche Telekom possible. Thus, for example, the powers of the Supervisory Board (even if limited under § 308 para. 3 AktG) and of the shareholders' meeting would remain in place. Moreover, the double administrative structure would lead to unnecessary expenses and additional cost. For the same reason, the risk of parallel developments and product offerings could not be avoided completely.

  •
  In particular, however, the desired bundling of customer relationships for the Broadband/Fixed Network strategic business area and the planned resultant uniform external appearance vis-à-vis subscribers in this business area would not be achievable by concluding a control and profit and loss transfer agreement. This is because in this case, Deutsche Telekom and T-Online would still remain two companies each with its own legal personality and its own organization.

  •
  Finally, even following conclusion of a control and profit and loss transfer agreement, T-Online would remain a listed company. The associated expenses and costs (shareholders' meeting requiring intensive preparation, publication obligations etc.) are no longer required in light of the planned integration of T-Online into Deutsche Telekom. These can be avoided by the merger.

  Due to the first two reasons explained above in particular, other measures which would require a legal coexistence of Deutsche Telekom and T-Online, such as a "squeeze out" (§§ 327a et seq. AktG) or subordination of a dependent entity (Eingliederung) pursuant to the German Stock Corporation Act (§§ 319 et seq. AktG) cannot be considered as alternatives to a merger. These measures would not make a full operating and strategic integration of the business operations of T-Online into the Broadband/Fixed Network strategic business area possible, either. A squeeze-out or the subordination of a dependent entity would therefore only represent additional steps taken before the ultimate desired full integration of both companies by way of a merger. Irrespective thereof, both measures require that Deutsche Telekom hold more than 95% of T-Online's share capital. This is currently not the case.

  By comparison, a merger of T-Online into Deutsche Telekom in accordance with the provisions of the German Transformation Act guarantees the full legal integration of T-Online into Deutsche Telekom and thus also guarantees full operating and strategic integration of T-Online's business operations into the Broadband/Fixed Network strategic business area. Therefore this is the preferred solution for achieving the desired integration of T-Online into Deutsche Telekom.

5.2    Spin-off of T-Com/joint venture with T-Online

  Instead of a merger of T-Online into Deutsche Telekom, the T-Com division could also be combined with T-Online in a single strategic business area by way of a spin-off of T-Com from Deutsche Telekom. In this respect, T-Com could either be transferred to T-Online—by way of a contribution in kind—or transferred to a new company into which T-Online would also spin-off its business operations, thus creating a new joint venture company between Deutsche Telekom and T-Online.

  However, neither of these approaches would be appropriate for fully achieving the merger's strategic objective, and they would also entail other significant disadvantages compared to the proposed merger. In both cases the Broadband/Fixed Network strategic business area would be led within a legally independent company in which different shareholder groups would hold direct or indirect interests. Compared to a merger, this would entail disadvantages given the objective of implementing a uniform and integrated corporate strategy:

  •
  Thus, for example, there would continue to be a double—or even triple—administrative structure with independent governing bodies of T-Online and, where applicable, the joint venture company as well. Maintaining this structure would entail unnecessary expense and additional costs.

  •
  Even more decisive, however, is the fact that two companies with different shareholder groups having diverging interests would continue to exist. Even in the event of a combination of the T-Com and T-Online business areas under a single company, business relations and interaction would continue to exist with other Deutsche Telekom business areas. Due to the dependency of T-Online and/or the joint venture company on Deutsche Telekom, one would therefore continue to have to ensure that the barriers under §§ 311 et seq. AktG be complied with. Compared to the proposed merger, this would make co-ordination processes within the Deutsche Telekom Group more difficult, result in delays or rule out certain actions entirely. The difficulties resulting from the convergence of the markets and overlapping products (see above Chapter III.1 and 2) would thus be reduced by a spin-off/joint venture option, but would by no means be fully avoided.

  •
  Even in the case of the spin-off/joint venture option, T-Online would remain a publicly-listed company, and would have to bear the associated expenses and costs (see Chapter III.5.1 above). In light of the planned integration of T-Online into Deutsche Telekom, these expenses and costs no longer make sense and could be avoided by a merger.

  •
  Finally, depending on the structure and assessment of tax authorities, a spin-off of T-Com into T-Online or a joint venture company could result in considerable additional real estate transfer tax burdens, since real estate of Deutsche Telekom attributed to T-Com would incur real estate transfer tax upon transfer. Deutsche Telekom estimates that, in such case, real estate transfer taxes of approximately EUR 300 million could be expected.

  As a result, the spin-off of T-Com to T-Online or a joint venture option can also be ruled out as an alternative to the planned merger.

5.3    Merger of Deutsche Telekom and T-Online into a new company

  T-Online and Deutsche Telekom could also be merged by merging Deutsche Telekom and T-Online into a new legal entity (merger by way of new formation (Verschmelzung durch Neugründung)). In this case, the assets of both companies would be transferred to a company newly formed by virtue of the merger with all rights and obligations pertaining thereto, including liabilities. Both Deutsche Telekom and T-Online would be party to the merger as the transferring entities.

  A merger by forming a new company would be characterized by the fact that a legal action brought by shareholders in one of the transferring companies—i.e., both Deutsche Telekom and T-Online—based on the grounds that the merger exchange ratio had been assessed at an unreasonably low level would be excluded by an express statutory provision (§ 14 para. 2 UmwG).

  However, compared to the proposed merger of T-Online into Deutsche Telekom, a merger by forming a new company would entail considerable disadvantages in the form of significantly greater costs and expenses associated with the merger:

  •
  A merger of Deutsche Telekom and T-Online into a new company would result in considerable real estate transfer tax burdens, as such a merger would trigger real estate transfer tax on the real estate of Deutsche Telekom and its direct and indirect subsidiaries. The companies involved have not determined the exact quantum of such real estate transfer tax. However, the real estate transfer tax on the domestic real estate of the Deutsche Telekom Group would amount to approximately EUR 300 million. By comparison, the planned merger of T-Online into Deutsche Telekom does not trigger to any real estate transfer tax.

  •
  Irrespective thereof, considerably more assets would have to be transferred. This would be coupled with extremely complex follow-up measures and therefore a considerably greater burden, e.g. in the case of the transfer of licenses or the several thousand rights in real estate, e.g. transmission rights, antenna rights, or the like. In the case of some rights and/or licenses, there is no assurance that they may even be transferred. For example, the transfer of frequency rights of use by way of universal succession requires the consent of the RegTP (§ 55 para. 7 no. 1 German Telecommunications Act (Telekommunikationsgesetz)).

  •
  The formation of the new company would also require additional complex and costly measures, inter alia: (i) the listing of the new company's shares on stock exchanges in Germany, the United States and Japan, including the associated risks and additional burden and expenses, e.g. the preparation of prospectuses and registration statements and the associated liability for statements made in prospectuses; (ii) admission of the new company's shares to the stock indices, the conversion to the new company's share of derivative products relating to the Deutsche Telekom share; (iii) clarification of numerous regulatory issues.

  •
  Finally, considerably greater new share capital would have to be created. Under the planned merger of T-Online into Deutsche Telekom only those shareholders in T-Online who are eligible to exchange their shares will receive shares in Deutsche Telekom, which will result in an increase in Deutsche Telekom's share capital of only approximately 1.8% (see Chapter VI.1.5). In the event of a merger by formation of a new company, on the other hand, share capital would have to be created, which would serve to grant the consideration for all current Deutsche Telekom shares. The associated burden and expenses (such as review by commercial registry courts, share exchange etc.) would be considerably greater than in the case of the merger of T-Online into Deutsche Telekom planned here.

  In conclusion, compared to the merger planned here, a merger of Deutsche Telekom and T-Online by forming a new company would be associated with considerable additional disadvantages and costs. Therefore it cannot be considered as an alternative to the merger planned here.

5.4    Merger of Deutsche Telekom into T-Online

  Finally, the two companies could also be merged by merging Deutsche Telekom into T-Online by way of absorption. Compared to the planned merger of T-Online into Deutsche Telekom, the merger of Deutsche Telekom into T-Online would have the same disadvantages as a merger of Deutsche Telekom and T-Online by forming a new company. In particular, as in the case of a merger of Deutsche Telekom and T-Online by forming a new company, this alternative would also trigger real estate transfer tax on the real estate of Deutsche Telekom and its direct and indirect subsidiaries. This would again reach the level mentioned above of approximately EUR 300 million.

  As with the involving a merger by forming a new company, this option would require creation of considerable new share capital. The capital increase required at T-Online to grant shares to all shareholders of Deutsche Telekom would be several times the current share capital of T-Online. Therefore such a capital increase would entail considerably greater burden and expenses than the merger planned here. This applies both to the commercial register proceedings as well as to listing of the shares on the stock exchanges, especially as T-Online shares have not even been admitted for trading in the United States yet.

  Finally, it is unclear whether this alternative could be implemented without realization of corporate income and trade taxes because, as a rule, the tax authorities treat the merger of a parent company into its subsidiary without realization of corporate income and trade taxes only upon application by all parties (§§ 11.24 et seq. Transformation Tax Order (Umwandlungssteuer-Erlass)). According to the tax authorities' opinion, the parties to the merger also include the shareholders in the parent company. However, it would be practically impossible to obtain such applications from all shareholders in Deutsche Telekom (approximately 2.5 million shareholders).

  If the merger could not be implemented without realization of corporate income and trade taxes, it would result in corporate income and trade tax amounting to a ten-digit-euro-figure, at least.

  Finally, in the case of this option as well, there would be unresolved issues such as the question of the potential transfer of frequency rights of use. In conclusion, a merger of Deutsche Telekom into T-Online can also be ruled out.

6.    Merger Control

  The proposed merger was submitted to the Federal Cartel Office in writing. By virtue of a letter dated 8 November 2004, the Federal Cartel Office then advised that the merger presented is not notifiable pursuant to § 39 Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen). Based on a review by Deutsche Telekom, there is no duty to notify the merger under merger control law in other jurisdictions in which T-Online does business.

IV.    Implementation of the Merger

1.    Statutory Merger of T-Online with and into Deutsche Telekom

  T-Online and Deutsche Telekom plan to combine pursuant to a statutory merger by way of absorption of T-Online into Deutsche Telekom, according to which the transferring entity is dissolved without being wound up and the shareholders of the transferring entity are granted shares in the acquiring entity as consideration for the transfer. In this case, the assets of T-Online will be transferred in their entirety (together with all rights and obligations pertaining thereto) to Deutsche Telekom pursuant to § 2 no. 1 UmwG. The merger will become effective upon its registration in the commercial register of Deutsche Telekom. When the merger becomes effective, all assets, debts, rights and obligations of T-Online will automatically pass by operation of law to Deutsche Telekom, whereupon T-Online will be dissolved and the shareholders of T-Online will become shareholders of Deutsche Telekom. To the extent that Deutsche Telekom holds any shares in T-Online prior to the completion of the merger, it will not be granted any shares. Details concerning the merger are set forth in the Merger Agreement of 8 March 2005, which is explained in more detail under Chapter VI of this report.

2.    Major Steps in the Merger

2.1    Merger Agreement

  The legal basis for the statutory merger is the Merger Agreement between Deutsche Telekom and T-Online. The Supervisory Boards of Deutsche Telekom and T-Online approved the draft agreement prepared on 8 March 2005 by the Boards of Management of both companies. To be legally binding, the Merger Agreement requires formal notarization by a German notary (notarielle Beurkundung) and the approval of the T-Online shareholders and—unless not required pursuant to § 62 UmwG (see 2.2 below)—the approval of the Deutsche Telekom shareholders. The notarization of the Merger Agreement was done on 8 March 2005.

2.2    Shareholders' meetings of Deutsche Telekom and T-Online

  The shareholders' meeting of Deutsche Telekom shareholders will be held on 26 April 2005. In the event that the end of the agenda has not been reached by the close of the meeting on that day, the meeting will be continued on the following day. The shareholders' meeting of T-Online shareholders will be held on 28 April 2005. Again, in the event that the end of the agenda has not been reached by the close of the meeting on that day, the meeting will be continued on the following day. At these shareholders' meetings, the shareholders of T-Online and, if required, of Deutsche Telekom, will vote, among other things, on the approval of the Merger Agreement.

  Under § 62 UmwG, if Deutsche Telekom holds at least 90% of T-Online's share capital, no resolution by Deutsche Telekom's shareholders is required, unless shareholders of Deutsche Telekom whose holdings in the aggregate represent at least 5% of the share capital of Deutsche Telekom request such a resolution. As at 28 February 2005, Deutsche Telekom holds 88.02% of T-Online's share capital. Deutsche Telekom reserves the right to acquire more shares in T-Online, so that it may reach the threshold of 90% in T-Online's share capital. In such a case, subject to the conditions of § 62 UmwG, the approval of Deutsche Telekom's shareholders to the Merger Agreement would not be required.

2.3    Filing and registration of the merger

  After the T-Online shareholders and—unless not required by § 62 UmwG—the Deutsche Telekom shareholders have approved the Merger Agreement, the Boards of Management of Deutsche Telekom and T-Online will apply to have the merger registered in the relevant commercial registers. The merger will become legally effective when it is registered in Deutsche Telekom's commercial register, which is maintained with the District Court of Bonn. This registration may not be made until after the merger is first registered in T-Online's commercial register at the District Court of Darmstadt.

2.4    Steps and preliminary measures for the merger

  The following major steps have occurred or are occurring in preparation for the merger of T-Online into Deutsche Telekom and its implementation:

  •
  On 8 November 2004, the Boards of Management of Deutsche Telekom and T-Online signed and executed an Agreement in Principle. Under the Agreement in Principle, the parties expressed their intent to pursue a merger and agreed on details of the intended future integration of T-Online into Deutsche Telekom and procedural issues for implementing the merger. The Agreement in Principle has been appended to the Merger Agreement as an annex.

  •
  After completing the company valuations for determining the merger exchange ratio, the Boards of Management of Deutsche Telekom and T-Online agreed on the content of the Merger Agreement on 8 March 2005 and prepared a draft Merger Agreement. The Supervisory Boards of Deutsche Telekom and T-Online approved the draft Merger Agreement on the same day.

  •
  After approval by the Supervisory Boards of Deutsche Telekom and T-Online, the Merger Agreement was notarized (Notarial Deed of notary, no. 192/2005—ID—of Dr. Ingrid Doyé dated 8 March 2005) on 8 March 2005.

  •
  The Boards of Management of Deutsche Telekom and T-Online have prepared this joint merger report, which will be available for inspection at the offices of Deutsche Telekom and T-Online from the date on which notice of the shareholders' meeting is given. Free copies of this merger report will be furnished promptly upon the request of any shareholder.

  •
  The Merger Agreement is audited by the court-selected and court-appointed Merger Auditor, Ebner, Stolz & Partner, on behalf of both parties participating in the merger. The audit report will be made available for inspection at the offices of Deutsche Telekom and T-Online from the date on which notice of the shareholders' meeting is given. Free copies of the audit report will be furnished promptly upon the request of any shareholder.

  •
  Promptly upon notarization, the Merger Agreement will be presented at the competent commercial registers of Deutsche Telekom and T-Online in Bonn and Darmstadt, respectively.

  •
  The Merger Agreement will be submitted to the shareholders of T-Online and—to the extent required—the shareholders of Deutsche Telekom for approval. The Merger Agreement will be available for inspection at the offices of Deutsche Telekom and T-Online from the date on which notice of the shareholders' meeting is given. Free copies of the Merger Agreement will be furnished promptly upon the request of any shareholder. A qualified majority (75% of the share capital participating in the vote on the resolution) is required to adopt the resolutions approving the Merger Agreement.

  •
  In order to implement the merger, Deutsche Telekom will increase its share capital by issuing up to 78,400,000 new registered no par value shares. Authorized capital will be used to effect the capital increase. The Board of Management and Supervisory Board of Deutsche Telekom will resolve on the capital increase immediately prior to applying for registration of the merger in the commercial register. The exact number of shares to be issued will depend on the number of T-Online shares being held at that time by shareholders eligible to exchange their shares (see also Chapter VI.1.5). The new shares will be delivered to the trustee with instructions to pass them on to those T-Online shareholders who will be eligible to exchange their shares upon completion of the merger (see also Chapter VI.1.6).

  •
  Upon approval by the T-Online shareholders and—to the extent required—approval by the Deutsche Telekom shareholders, the Board of Management of T-Online will apply for registration of the merger in its commercial register maintained at the District Court of Darmstadt and the Deutsche Telekom Board of Management will apply both for the registration of the merger and the capital increase in its commercial register maintained at the District Court of Bonn. After registration of the increase in Deutsche Telekom's share capital in its commercial register at the District Court of Bonn and after registration of the merger in the commercial register of T-Online at the District Court of Darmstadt, the merger will be registered in the commercial register of Deutsche Telekom maintained at the District Court of Bonn. Upon this registration, the merger will become effective. At the same time, the transferring entity T-Online will cease to exist.

  •
  Beginning at 00:00 hours on 1 January 2005 (the "Merger Effective Date")—all acts and transactions taken by T-Online will internally be deemed to be taken for the account of Deutsche Telekom. Thus, beginning on 1 January 2005, all acts and transactions of T-Online will be deemed to have been undertaken for Deutsche Telekom's account for the financial year 2005. In the event the merger enters into effect at a later time, the Merger Effective Date may be postponed (see Chapter VI.1.10).

3.    Voluntary Public Offer by Deutsche Telekom to Acquire T-Online Shares

  In recognition of the fact that some T-Online shareholders may want to sell their shares for cash in a certain amount at a time well before completion of the merger, on 9 October 2004 Deutsche Telekom decided to submit a voluntary public offer to acquire all T-Online shares at the Xetra closing price for T-Online shares on 8 October 2004 (EUR 8.99), the last day before Deutsche Telekom announced its decision to submit the offer. The decision to offer the then market price was based on Deutsche Telekom's intention, in association with the offer, to provide market liquidity and price certainty to T-Online shareholders.

  The offer was implemented as a public offer to purchase in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, "WpÜG") and the regulations under the WpÜG, in particular the WpÜG Regulation on Offers (WpÜG-Angebotsverordnung) and in accordance with applicable securities laws of the United States (including any exemptive relief granted by the U.S. Securities and Exchange Commission (SEC)). The offer was not subject to any conditions. After the decision to make the public offer was announced on 9 October 2004, Deutsche Telekom prepared an offer document and filed it on 8 November 2004 with the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) for review. The period for accepting the offer by shareholders of T-Online began when the offer document was published on 26 November 2004 and ended at 12 midnight (24:00 hours) on 4 February 2005.

  On the basis of this offer, Deutsche Telekom acquired an additional 172,440,023 T-Online shares and as at 28 February 2005 holds approximately 88.02% of the share capital and voting rights of T-Online.

4.    Deutsche Telekom's Repurchase of Own Shares

  Upon completion of the merger, Deutsche Telekom is planning to repurchase own shares in order to avoid the merger permanently resulting in an increased number of Deutsche Telekom shares. The existing authorization to repurchase own shares will expire on 17 November 2005. This authorization is expected to be replaced by a new authorization to be granted at Deutsche Telekom's shareholders' meeting on 26/27 April 2005.

V.    Accounting, Corporate and Tax Consequences of the Merger

1.    Accounting Consequences of the Merger

  The merger of T-Online into Deutsche Telekom will become effective economically on the Merger Effective Date, 1 January 2005. As of this date, the T-Online assets valued as stated in the closing balance sheet as at 31 December 2004, for accounting purposes, will automatically pass to Deutsche Telekom. As consideration, the T-Online shareholders, who are eligible to exchange their shares, will receive shares in Deutsche Telekom, such shares having been issued by way of the capital increase in order to implement the merger. The pro forma balance sheets already reflect the acquisition of the shares (in total, 14.09% of T-Online's share capital) which were tendered pursuant to the voluntary public offer to the T-Online shareholders at the price of EUR 8.99 per share.

1.1    Pro forma balance sheet of Deutsche Telekom as at 1 January 2005

  On the basis of the balance sheets of Deutsche Telekom and T-Online as at 31 December 2004, which have been prepared in accordance with the German GAAP and provided with an unqualified audit opinion, the accounting consequences of the merger are presented below by way of a pro forma balance sheet of Deutsche Telekom as at 1 January 2005:

In EUR millions	Deutsche Telekom 12.31.2004	T-Online 12/31/2004	Effects of the merger and voluntary public offer	Pro-forma balance sheet Deutsche Telekom 01.01.2005
Intangible assets	651	33	0	684
Property, plant and equipment	26,011	92	0	26,103
Financial assets	67,278	1,465	-1,121	67,622

Noncurrent assets	93,940	1,590	-1,121	94,409

Inventories, materials and supplies	203	0	0	203
Receivables	4,398	4,254	-4,113	4,539
Other assets	1,188	22	0	1,210
Marketable securities	7	0	0	7
Liquid assets	6,273	64	-1,550	4,787

Current assets	12,069	4,340	-5,663	10,746

Prepaid expenses and deferred charges	276	6		282
Total assets	106,285	5,936	-6,784	105,437

Share capital	10,747	1,224	[-1,224]	10,942
Capital increase			195
Additional paid-in capital	24,354	2,975	[-2,975]	24,754
(Kapitalrücklage) Increased additional paid in capital			400
Retained earnings	11,116	612	-612	11,116
Gain from merger			1,704	1,704
Unappropriated net income/loss	2,881	159	-159	2,881

Shareholders' equity	49,098	4,970	-2,671	51,397

Accruals for pensions and similar obligations	3,679	10	0	3,689
Tax accruals	982	46	0	1,028
Other accruals	4,321	137	0	4,458

Accruals	8,982	193	0	9,175

Debt	2,376	0	0	2,376
Other	45,763	734	-4,113	42,384

Liabilities	48,139	734	-4,113	44,760

Deferred income	66	39	0	105

Total liabilities	106,285	5,936	-6,784	105,437

  The merger will have the following significant accounting effects:

  The assets and liabilities of T-Online will pass to Deutsche Telekom recognized as stated in the closing balance sheet as at 31 December 2004. Accordingly, the merger is recognized at net carrying amount in the pro forma balance sheet of Deutsche Telekom as at 1 January 2005.

  Deutsche Telekom's financial assets include its shareholding in T-Online. On the Merger Effective Date, the pro rata share of T-Online's shareholders' equity attributable to Deutsche Telekom will be offset against the book value of Deutsche Telekom's T-Online shareholding.

  The acquisition of 14.09% of T-Online shares pursuant to the voluntary public offer leads to a reduction in liquid assets of EUR 1,550 million.

  T-Online's shareholders' equity is, to the extent that it is attributable to the shares held by Deutsche Telekom (including the T-Online shares acquired through the voluntary public offer), higher than the carrying amount of the T-Online shares stated in Deutsche Telekom's balance sheet. Thus, the merger of the companies results in a merger book profit of EUR 1,704 million. This effect does not correspond to an actual increase of the property of Deutsche Telekom.

  For accounting purposes, the T-Online's share capital will be eliminated upon completion of the merger. The share capital of Deutsche Telekom includes the share capital of Deutsche Telekom (prior to the merger), which equaled EUR 10,747 million, and the nominal amount of the capital increase of EUR 195 million, which will be performed in connection with the merger.

  The EUR 400 million increase due to the merger in the additional paid-in capital of Deutsche Telekom is a result of a greater proportion of T-Online's shareholders' equity having been taken over in comparison to the capital increase of EUR 195 million.

  For accounting purposes, T-Online's additional paid-in capital, retained earnings, and unappropriated net income will also be eliminated upon completion of the merger.

1.2    Pro forma consolidated balance sheet of Deutsche Telekom as at 1 January 2005

  On the basis of the consolidated balance sheet for Deutsche Telekom as at 31 December 2004 prepared in accordance with German GAAP, for which unqualified audit opinion was issued, set out below are the accounting effects of the merger in the form of a pro forma consolidated balance sheet for Deutsche Telekom as at 1 January 2005:

In EUR millions	Deutsche Telekom Group 31.12.2004	Effects of the merger and voluntary public offer	Pro-forma consolidated balance sheet Deutsche Telekom 01.01.2005
Intangible assets	43,255	1,384	44,639
Property, plant and equipment	44,152	0	44,152
Financial assets	3,030	0	3,030

Noncurrent assets	90,437	1,384	91,821

Inventories, materials and supplies	1,417	0	1,417
Receivables	5,131	0	5,131
Other assets	1,959	0	1,959
Marketable securities	95	0	95
Liquid assets	8,050	-1,550	6,500

Current assets	16,652	-1,550	15,102

Prepaid expenses and deferred charges	727	0	727

Total assets	107,816	-166	107,650

Share capital	10,747	195	10,942
Additional paid-in capital	50,113	1,014	51,127
Retained earnings	248	0	248
Unappropriated net income/loss carried forward	-23,311	0	-23,311
Net income/loss	4,634	0	4,634
Cumulative translation adjustment account	-8,513	0	-8,513
Minority interest	4,023	-1,375	2,648

Shareholders' equity	37,941	-166	37,775

Accruals for pensions and similar obligations	4,591	0	4,591
Other accruals	12,250	0	12,250

Accruals	16,841	0	16,841

Debt	42,652	0	42,652
Other	9,758	0	9,758

Liabilities	52,410	0	52,410

Deferred income	624	0	624

Total liabilities	107,816	-166	107,650

  Since T-Online is already fully consolidated within Deutsche Telekom's consolidated financial statements, only the Group's shareholders' equity, the intangible assets and the liquid assets will be affected.

  The acquisition of T-Online shares pursuant to the voluntary public offer results in a reduction in liquid assets of EUR 1,550 million. As a result of this transaction, the intangible assets will increase, in particular goodwill, by EUR 807 million.

  The quantitative difference between the minority interest attributable to T-Online and the amount of the capital increase to be included on the consolidated balance sheet of EUR 1,209 million results in an additional EUR 577 million increase in the intangible assets, in particular goodwill.

  The minority interests in the shareholders' equity will be reduced by EUR 1,375 million, the amount which as of 31 December 2004 was attributable to the T-Online minority shareholders. The capital increase will lead to an increase in Deutsche Telekom's share capital and additional paid-in capital by EUR 195 million and EUR 1,014 million, respectively. The base value of the new shares was determined on the basis of stock market prices.

2.    Corporate Law Consequences of the Merger

2.1    Transfer of T-Online assets to Deutsche Telekom by way of universal succession

  The merger will become legally effective upon its registration in Deutsche Telekom's commercial register maintained at the District Court of Bonn. Upon completion of the merger, the assets of T-Online will pass in their entirety (together with any liabilities) to Deutsche Telekom by way of universal succession (§ 20 para. 1 no. 1 UmwG). At the same time, T-Online will cease to exist as a separate legal entity (§ 20 para. 1 no. 2 sentence 1 UmwG). Thereupon, the offices of the T-Online members of the Board of Management and Supervisory Board will automatically end.

2.2    Retroactive effect of asset transfer as of the Merger Effective Date

  Although the merger will only become effective upon its registration in the commercial register of Deutsche Telekom at the District Court of Bonn, it will be deemed to have retroactive economic effect as of the Merger Effective Date set out in the Merger Agreement (§ 5 para. 1 no. 6 UmwG). The Merger Agreement provides that 1 January 2005 shall be the Merger Effective Date (§ 1 para. 3 of the Merger Agreement). Upon completion of the merger, all acts and transactions of T-Online from 1 January 2005 were deemed to have been undertaken for Deutsche Telekom's account, unless the Merger Effective Date is postponed in accordance with § 10 para. 1 of the Merger Agreement. If the Merger Effective Date is postponed, the same rules will apply with respect to any acts and transactions of T-Online from the date provided for in § 10 para. 1 of the Merger Agreement.

2.3    Granting of shares in Deutsche Telekom to T-Online shareholders

  Upon completion of the merger, the shareholders of T-Online will automatically become shareholders of Deutsche Telekom by operation of law. To the extent Deutsche Telekom already holds T-Online shares, this does not apply (§ 20 para. 1 no. 3 sentence 1 UmwG). Once T-Online ceases to exist, the shareholder rights attaching to the T-Online shares will also cease to exist. As of this date, the T-Online shares will only certify rights to receive Deutsche Telekom shares in exchange for the T-Online shares in accordance with the merger exchange ratio set out in the Merger Agreement.

  In order to implement the merger, Deutsche Telekom will increase its share capital from its authorized capital by up to EUR 200,704,000 by issuing up to 78,400,000 new registered no par value shares, with each share representing a proportionate amount of EUR 2.56 in Deutsche Telekom's share capital and bearing dividend entitlements as of 1 January 2005. In the event that the merger enters into effect at a later date, the beginning of dividend entitlements may be postponed (see Chapter VI.1.10).

  The capital increase and its implementation must be registered in the commercial register. The registration of the implementation of the capital increase is a pre-condition for registration of the merger in the commercial registers of T-Online and Deutsche Telekom respectively (§ 66 UmwG). Upon completion of the merger or as soon as possible thereafter, the parties intend to have the new shares admitted for trading on all stock exchanges on which Deutsche Telekom shares are currently traded (see also Chapter VII.3).

  Based on the merger exchange ratio of 25 : 13, as set out in the Merger Agreement, the T-Online shareholders will, in exchange for every 25 of their registered no par value shares in T-Online, each share representing a proportionate amount of EUR 1.00 in T-Online's share capital, receive 13 registered no par value shares in Deutsche Telekom, each share representing a proportionate amount of EUR 2.56 in Deutsche Telekom's share capital.

  The exchange procedure will be started immediately upon completion of the merger (for details concerning the exchange procedure, see Chapter VII).

2.4    Dividend entitlements

  The Deutsche Telekom shares to be granted to the T-Online shareholders in exchange for their T-Online shares will bear dividend entitlements as of 1 January 2005, unless the beginning of dividend entitlements is postponed in accordance with § 10 para. 3 of the Merger Agreement. The appropriation of any balance sheet profit for the financial year 2004 will be resolved upon at the companies' shareholders' meetings in April 2005. These shareholder resolutions will determine whether the Deutsche Telekom and T-Online shareholders will be paid a dividend for the financial year 2004, and the amount of such dividend.

2.5    Ownership structure at Deutsche Telekom following the merger

  The Deutsche Telekom shares to be granted in consideration for the merger to those T-Online shareholders who are eligible to exchange their shares only represent approximately 1.8% of Deutsche Telekom's share capital. For this reason, the merger does not result in any significant changes to the ownership structure of Deutsche Telekom.

2.6    Consequences for T-Online's stock option programs

  On 17 March 2000 (Stock Option Plan 2000) and 30 March 2001 (Stock Option Plan 2001), the shareholders' meeting of T-Online shareholders approved a stock option plan for members of the Board of Management of T-Online, members of the Boards of Management of its group companies and other managers of T-Online and its group companies (together "Eligible Persons"). Pursuant to these stock option plans, T-Online granted the respective Eligible Persons rights to subscribe for T-Online shares. Since T-Online will cease to exist as a result of the merger, such rights to subscribe for T-Online shares can no longer be exercised after completion of the merger. Thus, upon completion of the merger, Deutsche Telekom will grant equivalent rights for the subscription for Deutsche Telekom shares in accordance with § 23 UmwG. The relevant provisions are set out in § 4 of the Merger Agreement. For more information see Chapter VI.1.4.

2.7    Judicial review of the merger exchange ratio

  Pursuant to § 15 para. 1 UmwG, T-Online shareholders who believe that the merger exchange ratio as set out in the Merger Agreement is unreasonably low and to their detriment, may, within three months from the date on which the merger registration is deemed to have been announced in accordance with the UmwG (i.e., after completion of the merger), initiate a valuation proceeding at the Regional Court of Frankfurt am Main to review the adequacy of the merger exchange ratio, a so-called Spruchverfahren (§ 15 UmwG in conjunction with §§ 1 et seq. of the German Valuation Proceedings Act (Spruchverfahrensgesetz)). In this case, the merger exchange ratio will be reviewed by the Regional Court of Frankfurt am Main. If it is finally concluded in the valuation proceeding that the merger exchange ratio set for the T-Online shares was too low, then the former shareholders of T-Online who have been granted Deutsche Telekom shares in exchange for their T-Online shares pursuant to the merger are entitled to a supplementary cash payment, which will be determined by the court and has to be paid by Deutsche Telekom.

  Pursuant to the rules set forth in § 14 para. 2 UmwG ("A legal action challenging the validity of the merger resolution of a transferring entity may not be based on the ground that the merger exchange ratio for the shares was set too low..."), a legal action brought by T-Online shareholders challenging the validity of the merger resolution adopted by the T-Online shareholders cannot be based on the grounds that the merger exchange ratio is inadequate.

3.    Tax Consequences of the Merger

3.1    Taxation of the merger transaction

3.1.1    Tax consequences for the companies participating in the merger

3.1.1.1    Income taxes

(1)    T-Online

  According to the provisions of the German Transformation Tax Act (Umwandlungssteuergesetz, "UmwStG"), the merger of T-Online into Deutsche Telekom will not give rise to any corporate income or trade tax liability, unless supplementary cash payments are made.

  The taxable income and assets of T-Online will be calculated as if the T-Online assets had passed to Deutsche Telekom upon the expiration of the effective tax transfer date (31 December 2004), § 2 para. 1 UmwStG.

  In T-Online's closing tax balance sheet to be prepared as at 31 December 2004, the transferred assets will be reported according to their tax carrying amounts. Consequently, the merger of T-Online into Deutsche Telekom is generally neutral for corporate income or trade tax purposes.

(2)    Deutsche Telekom

  In accordance with § 12 para. 1 sentence 1 and in conjunction with § 4 para. 1 UmwStG, Deutsche Telekom will continue to carry on its accounts the carrying amounts of the transferred assets as reported in T-Online's closing tax balance sheet. Any gain or loss in the amount of the difference between the carrying amount of Deutsche Telekom's shareholding in T-Online and the value, which Deutsche Telekom must report for T-Online's transferred assets, will not be included in the calculation of Deutsche Telekom's taxable net income (§ 12 para. 2 UmwStG).

  Deutsche Telekom will not exercise the (German GAAP) option under § 24 UmwG to report in its annual balance sheet values that are higher than the values entered in T-Online's closing balance sheet.

  In principle, Deutsche Telekom will be T-Online's legal successor for tax purposes, particularly with respect to the valuation of the acquired assets, any tax deductions for depreciation, and the reserves which serve to lower taxable gains (§ 12 para. 3 UmwStG).

  Deutsche Telekom also succeeds to T-Online's legal position with respect to the latter's affiliates which form part of T-Online's fiscal unity (Organschaft). Any fiscal unity, whether for corporate tax or trade tax purposes, to which T-Online is bound (including any profit and loss transfer agreements established for these purposes), will be continued by Deutsche Telekom.

  Subject to the conditions under § 12 para. 3 sentence 2 and § 19 para. 2 UmwStG, Deutsche Telekom will also succeed to T-Online's legal position with respect to any corporate income or trade tax loss carry forwards. Since T-Online's domestic tax loss carry forwards have already been fully exhausted, no tax loss carry forwards will be transferred to Deutsche Telekom as a result of these provisions.

  T-Online holds interests in domestic and foreign subsidiaries, some of which have tax loss carry forwards. In the opinion of the tax authorities, the merger will lead among domestic subsidiaries to a transfer of a majority of shares within the meaning of § 8 para. 4 of the German Corporate

  Income Tax Act (Körperschaftssteuergesetz) ("KStG"). According to the additional requirements under the legislation, certain actions, including future actions, could result in a forfeiture of tax loss carry forwards among the subsidiaries in an amount of approximately EUR 47 million. The merger will not affect the tax loss carry forwards held by foreign subsidiaries.

  The balance of T-Online's tax contribution account (steuerliches Einlagekonto) will be added to the tax contribution account of Deutsche Telekom as a result of the merger (§ 29 para. 2 sentence 1 KStG). This add back will not be applied, however, to the extent of Deutsche Telekom's percentage ownership in T-Online. Accordingly, as of 28 February 2005, 88.02% of T-Online's account would not be credited to Deutsche Telekom.

3.1.1.2    Transaction taxes

(1)    Value-added tax

  For value-added tax purposes, the merger of T-Online into Deutsche Telekom will be treated as a sale of a business in its entirety and therefore will not trigger any tax liability (§ 1 para. 1a of the German Value-Added Tax Act (Umsatzsteuergesetz,"UStG")).

(2)    Real estate transfer tax

  Since neither T-Online nor its subsidiaries nor any other downstream company in which T-Online holds an ownership interest of at least 95% in an unbroken, in some cases mulit-tiered chain, own any domestic real estate within the meaning of the Real Estate Transfer Tax Act (Grunderwerbsteuergesetz). Thus, the merger of T-Online and Deutsche Telekom will not trigger any real estate transfer tax liability.

3.1.2    Taxation of T-Online shareholders

3.1.2.1    Preliminary remarks

  The following is a discussion of the key German tax consequences for T-Online shareholders as a result of the T-Online merger into Deutsche Telekom. The shareholders should consult with their tax advisors regarding the individual tax ramifications of the merger and of holding shares in Deutsche Telekom based on their specific situation. This applies in particular to all shareholders who are not tax resident in the Federal Republic of Germany, since their tax consequences will depend on the national tax laws of the shareholder's country of residence and on the provisions of any double taxation treaties which may apply.

3.1.2.2    Tax treatment of the share exchange

  Shareholders of T-Online will not be subject to any direct tax consequences as a result of the merger, unless there are any supplementary cash payments. They will not realize a gain as a result of exchanging their T-Online shares for shares in Deutsche Telekom. To the extent that T-Online shares are subject to a so-called blocked amount (Sperrbetrag) within the meaning of § 50c of the German Income Tax Act (Einkommensteuergesetz, "EStG"), such amount will pass to the shares in Deutsche Telekom that are acquired through the merger (§ 13 para. 4 UmwStG).

(1)    Shares held as business assets

  Any T-Online shares that are held as taxable domestic business assets will be deemed to have been sold at carrying amount, and the shares in Deutsche Telekom for which they were exchanged will be deemed to have been acquired at this value (§ 13 para. 1 UmwStG). Because the tax carrying amount is carried over, no taxable gain occurs. The merger does not generate any income for trade tax purposes.

  With respect to so-called "tainted shares" (einbringungsgeborene Anteile) within the meaning of § 21 UmwStG, the acquired shares will replace the surrendered shares (§ 13 para. 3 UmwStG).

(2)    Shares held as non-business (private) assets

  Any T-Online shares, which are held as taxable private assets and which were purchased within the period described in § 23 para. 1 sentence 1 no. 2 EStG, i.e., within one year prior to the date on which the merger was registered in the commercial register, will be deemed to have been sold at cost (cost of acquisition). The shares in Deutsche Telekom that are acquired in exchange for the T-Online shares will be deemed to have been acquired at this value (§ 13 para. 2 in conjunction with § 13 para. 1 UmwStG). The shareholder will not be subject to any taxable gain or loss from a private sales transaction as a result of the merger.

  If, at the time of the merger registration, the minimum holding period under § 23 para. 1 sentence 1 no. 2 EStG for T-Online shares had already expired, then, in the opinion of the tax authorities, the shares in Deutsche Telekom will be deemed to have been acquired at the fair market value of the T-Online shares, to the extent that the T-Online shares did not qualify as shares within the meaning of § 17 EStG.

  In the opinion of the tax authorities, the merger will trigger a new one-year holding period within the meaning of § 23 para. 1 sentence 1 no. 2 EStG, beginning on the date the merger is registered in Deutsche Telekom's commercial register.

  If, at the time of the merger or at any time within the last five years prior to the merger, a shareholder of T-Online or—in the event of a gratuitous transfer—his or her legal predecessor held at least 1% of the shares in T-Online, thereby meeting the minimum equity holding requirements under § 17 EStG, then the T-Online shares will be deemed sold at their original cost of acquisition and the exchanged shares in Deutsche Telekom will be deemed acquired at this value (§ 13 para. 2 sentence 1 UmwStG). If the requirements of § 17 EStG are met with respect to the exchanged shares, then the shares in Deutsche Telekom granted in connection with the merger will likewise be deemed shares within the meaning of § 17 EStG, even if—after the merger—the shareholder no longer holds a "significant" interest (within the meaning of § 17 EStG) in Deutsche Telekom (§ 13 para. 2 sentence 2 UmwStG).

  With respect to so-called "tainted shares" (einbringungsgeborene Anteile) within the meaning of § 21 UmwStG, the acquired shares will replace the surrendered shares (§ 13 para. 3 UmwStG).

3.1.3    Taxation of the Deutsche Telekom shareholders

  There will be no changes for Deutsche Telekom shareholders. The shares in Deutsche Telekom will not be deemed to have been sold nor will shares in another company be acquired.

3.2    Taxation of Deutsche Telekom's shareholders after completion of the merger

3.2.1    Dividends

  The tax treatment of any dividends, which Deutsche Telekom pays out in the future, is identical to the treatment of any dividend payments made prior to the merger. This applies to income tax, corporate income tax and trade tax.

3.2.2    Sale of shares

  Shareholders of Deutsche Telekom will be taxed according to general principles even if they held their shares prior to the merger.

(1)    Shares held as business assets

  In the case of shares in Deutsche Telekom that are held as domestic business assets of an individual, any sale will trigger a taxable gain (loss). The gain will be computed as the balance of the sales price (after deducting any selling costs) and the carrying amount for the sold shares. Half of the gain is subject to income tax in accordance with § 3 no. 40 lit. a. EStG. Half of the gain is also subject to trade tax. Only 50% of the loss on the sale of such shares will be recognized for tax purposes (§ 3c para. 2 EStG). The same applies if the shares are held through a partnership.

  If the sold shares were held as business assets by a domestic corporation, then the sale will be generally tax exempt under § 8b para. 2 KStG. Under § 8b para. 3 KStG, 5% of the capital gain will be treated as non-deductible business expenses and will thus increase taxable corporate income and trade income. Any loss on the sale will generally not be recognized (§ 8b para. 3 KStG).

  If the sold assets qualify as so-called "tainted shares" within the meaning of § 21 UmwStG, then in the event of a sale during the period of seven years after the contribution, the full amount of any gain will generally be taxable. Individuals will recognize only 50% of the loss on the sale, while domestic companies will not recognize such losses.

(2)    Shares held as private assets

  With respect to shareholders who hold the shares as taxable private assets, the sale of shares in Deutsche Telekom will trigger a taxable gain if the shares were purchased within the holding period of one year defined in § 23 para. 1 sentence 1 no. 2 EStG prior to the sale or if the selling shareholder or—in the event of a gratuitous transfer—his or her legal predecessor held at least 1% of the shares in Deutsche Telekom or T-Online at the time of the sale or at any time within the five years prior thereto (equity holding under § 17 EStG). In these cases, half of the gain will be subject to income tax, and the gain will be computed as the difference between the sales price (after deducting the selling costs) and the acquisition cost (§ 3 no. 40 lit. c and lit. j in conjunction with §§ 17 and 23 EStG). Accordingly, only one-half of any loss on the sale will be recognized.

  If the sold shares qualify as so-called "tainted shares" within the meaning of § 21 UmwStG, then as a rule any gain on a sale made within seven years following the contribution will be fully taxable. Only 50% of a loss on such a sale will be recognized.

VI.    Explanation of the Merger Agreement

1.    Merger Agreement

  The Boards of Management of Deutsche Telekom and T-Online prepared a draft Merger Agreement on 8 March 2005, which was notarized by a German notary on 8 March 2005.

  The following is an explanation of the Merger Agreement and its terms and conditions:

1.1    Asset transfer (§ 1)

  By virtue of the merger, T-Online will transfer its assets in their entirety with all rights and obligations pertaining thereto to Deutsche Telekom. The merger will become effective upon registration in Deutsche Telekom's commercial register. This cannot be done until the merger is registered in T-Online's commercial register and Deutsche Telekom's capital increase (which is required to grant the shares in Deutsche Telekom) has been registered in its commercial register. Upon completion of the merger, T-Online will be dissolved automatically, without being wound up, and will cease to exist as a separate legal entity. Deutsche Telekom will become the universal successor of T-Online.

  The balance sheet of T-Online as at 31 December 2004 shall serve as the closing balance sheet for the merger (§ 17 para. 2 UmwG). As of 1 January 2005, all acts and transactions of T-Online shall be deemed to have been undertaken for the account of Deutsche Telekom. This means that the effects of the merger internally, i.e., between T-Online and Deutsche Telekom, will be deemed to have been in place as of 1 January 2005—the Merger Effective Date. Accordingly, all business transactions of T-Online between 1 January 2005 and the date on which the merger becomes effective (i.e., its registration in Deutsche Telekom's commercial register in Bonn) will be included in Deutsche Telekom's annual financial statements. However, both the Merger Effective Date and the closing balance sheet date may be postponed if the merger enters into effect at a later time pursuant to § 10 of the Merger Agreement (see notes to § 10).

  In its annual financial statements, Deutsche Telekom will continue to use the values of the transferred assets and liabilities stated in T-Online's closing balance sheets.

1.2    Consideration, exchange of shares (§ 2)

  Upon completion of the merger, Deutsche Telekom shall grant those T-Online shareholders who are not party to the Merger Agreement—i.e., all T-Online shareholders with the exception of Deutsche Telekom itself—for every 25 registered no par value T-Online share, each share representing a proportionate amount of EUR 1.00 in T-Online's share capital, 13 registered no par value shares in Deutsche Telekom, each share representing a proportionate amount of EUR 2.56 in Deutsche Telekom's share capital as consideration for the transfer of T-Online's assets. The shares in Deutsche Telekom will be granted to T-Online shareholders free of charge.

  The shares to be granted by Deutsche Telekom will bear dividend entitlements as of 1 January 2005. In the event that the merger enters into effect at a later date, the beginning of dividend entitlements may be postponed in accordance with § 10 para. 3 (see notes to § 10).

  The merger exchange ratio is based on company valuations of both companies using the same valuation methods and in accordance with the generally accepted principles of company valuation as published by the German Auditors' Institute (Institut der Wirtschaftsprüfer e.V., "IDW") in the draft version dated 9 December 2004 ("IDW ES 1 new version"). Details are described in Chapter VIII (Explanation of and Basis for the Merger exchange ratio).

  Under § 15 para. 1 UmwG, the T-Online shareholders—as shareholders of the transferring legal entity—will have the right to have the merger exchange ratio reviewed in a valuation proceeding. In the event that such valuation proceeding results in a final binding decision to improve the merger exchange ratio through a supplementary cash payment, such decision will apply in favor of and against all T-Online shareholders in accordance with § 13 of the German Valuation Proceedings Act. This means that also shareholders of T-Online who did not formally petition for review of the merger exchange ratio will be entitled to a court-determined supplementary cash payment, if any.

  § 2 para. 3 of the Merger Agreement is intended to guarantee equal treatment of T-Online shareholders even if Deutsche Telekom agreed, voluntarily rather than on the basis of a court decision in a valuation proceeding, to pay a supplementary cash payment to a T-Online shareholder in order to provide compensation for an undervalued merger exchange ratio. In this case, Deutsche Telekom would also pay this supplementary cash payment to all other T-Online shareholders.

  The 10% limit pursuant to § 68 para. 3 UmwG does not apply to this supplementary cash payment. According to this provision, supplementary cash payments may not exceed 10% of the proportionate amount of the share capital attributable to the shares granted by the acquiring legal entity as consideration. Pursuant to § 15 para. 1 UmwG, a supplementary payment made by an acquiring legal entity as compensation for an undervalued merger exchange ratio does not fall within the 10% limit, even if it is not based on a court decision. For purposes other than providing compensation for an undervalued merger exchange ratio, Deutsche Telekom must not make any special payments to individual shareholders.

  Finally, § 2 para. 4 of the Merger Agreement contains a provision setting out the effective date of the valuation (Bewertungsstichtag) of T-Online and Deutsche Telekom for the purpose of determining the merger exchange ratio. In view of the fact that the T-Online shareholders' meeting may last two days, the parties to the Merger Agreement have agreed that the effective date of the valuation will be 29 April 2005.

1.3    Special rights and benefits (§ 3)

  Pursuant to § 5 para. 1 no. 7 UmwG, any rights granted by the acquiring legal entity to individual shareholders or holders of special rights must be provided for in the Merger Agreement. The

  Merger Agreement provides that the holders of stock options on T-Online shares will be granted equivalent options on Deutsche Telekom shares in accordance with § 23 UmwG, as set out in § 4 of the Merger Agreement. For further explanations on this provision, see 1.4 below.

  Otherwise, individual shareholders or holders of special rights in T-Online will not be granted any rights within the meaning of § 5 para. 1 no. 7 UmwG.

  Pursuant to § 5 para. 1 no. 8 UmwG, any special benefits granted to the class of persons listed in this section must be set out in the Merger Agreement. No special benefits within the meaning of this provision will be granted to the members of the Supervisory Board, the financial auditor of T-Online or Deutsche Telekom, or to the Merger Auditor, such as compensation for the termination of their offices as a result of the merger. With respect to the Board of Management members of T-Online, the following applies:

  Upon completion of the merger, the offices of the Board of Management members of T-Online shall expire. The employment contracts of four of the affected Board of Management members (Ms. Altmeyer, Messrs. Beaujean, Becker and Hille: Group I—New Contracts) contain a so-called "tie-in" clause. According to this clause, withdrawal from the Board of Management "regardless for what reason" results in "the immediate termination of the employment contract as well". Unless the company is entitled to terminate the employment contract early "for an important reason" (aus wichtigem Grund; § 626 of the German Civil Code (BGB)), the affected Board of Management member will obtain a compensation payment. The employment contracts of two further Board of Management members (Messrs. Graßmann and Kindt: Group II—Old Contracts) do not contain any such tie-in clause; with these members, whose present contracts expire in September 2005 and December 2005 respectively, T-Online has entered into extension contracts, although in view of the targeted merger, only with a term of three years. These extension contracts contain a corresponding tie-in clause as in the contracts of Group I. The individuals of Group II are intended to have overlapping managerial functions in the Broadband/Fixed Network area. Otherwise, at the time of conclusion of this Merger Agreement, it is not yet certain which Board of Management members of T-Online should be offered managerial functions at Deutsche Telekom in the future.

  Whether the tie-in clause in the Group I contracts can also be triggered in case of a merger, in particular whether the fact that T-Online's Board of Management will cease to exist as a consequence of the merger can be put on the same level as the withdrawal (Ausscheiden) of a member of the Board of Management, may be legally questionable. Therefore, the contracting parties as well as the affected Board of Management members have reached an agreement regarding the interpretation of this tie-in clause. According to this, the compensation provision will not be triggered to the extent that subsequent to the merger, the affected Board of Management members enter into employment with Deutsche Telekom and undertake managerial functions there. Otherwise, the tie-in clause would be triggered, meaning the employment relationship would end and accordingly would not be transferred to Deutsche Telekom. In such a case, the withdrawing Board of Management members will receive the compensation provided for by their contract.

  The individuals of Group II are already intended to have overlapping managerial functions in the Broadband/Fixed Network area. Therefore, with these individuals an agreement was reached that the tie-in clause will not be triggered in case of a merger. This means that their employment relationship will not end and the entire contractual position existing at the time of the merger (the individual old contract which may still be in effect as well as the extension contract) will be transferred in its entirety to Deutsche Telekom. It has furthermore been agreed that their contractual relationship will automatically end unless, within a month after completion of the merger, they are offered an equivalent role in the Departmental Board SBA BBFN or if they are again deprived of such a role later. In such cases, any other legal consequences shall be based on the tie-in clause in the extension contract. This means that if these individuals are not provided with an equivalent role in the Departmental Board SBA BBFN or if it is later taken away, they will be put in the position as if the office of the Board of Management at T-Online ceased to exist.

  The members of the T-Online Board of Management hold rights to subscribe for T-Online shares (see 1.4 below) and are also beneficiaries under the Mid-Term Incentive Plan (see 1.8 below and § 8 (11) of the Merger Agreement). In addition, certain future functions of the Departmental Board SBA BBFN and the segment board of the business unit T-Online are described in § 7 of the Merger Agreement (see 1.7 below).

1.4    Guarantee of equal rights for holders of stock options (§ 4)

1.4.1    Stock Option Plan 2001

  Pursuant to the authorizing resolution passed at the shareholders' shareholders' meeting held on 30 May 2001, T-Online granted rights to subscribe for T-Online shares in accordance with the Stock Option Plan 2001, having tranches in 2001 and 2002. Pursuant to the 2001 tranche, 2,369,655 option rights were granted to members of T-Online's Board of Management, to the managing directors of its group companies and to additional managers of T-Online and its group companies. Pursuant to the 2002 tranche, 2,067,460 option rights were granted to these eligible persons. The exercise price equals 125% of the relevant reference price (i.e., EUR 10.35 per T-Online share for the 2001 tranche and EUR 10.26 per T-Online share for the 2002 tranche). All option rights under the 2001 tranche may already be exercised (until 12 August 2011), whereas 50% of the 2002 tranche subscription rights may already be exercised (until 14 July 2012); the remaining 50% of that tranche will be exercisable from 14 July 2005 (until 14 July 2012).

  Upon completion of the merger, it will no longer be possible to exercise the option rights, as T-Online will cease to exist as a legal entity as a result of the merger. Therefore, under § 23 UmwG, Deutsche Telekom is obliged to grant equivalent rights to the holders of the option rights. Following the general principles set out in the "Siemens/Nixdorf" decision by the German Federal Supreme Court (decision dated 2 February 1998—II ZR 117/97), Deutsche Telekom will fulfill this obligation by converting the former option rights on T-Online shares into option rights on Deutsche Telekom shares based on the merger exchange ratio set out in the Merger Agreement. This will result in the following: upon completion of the merger, the holders of the option rights under the 2001 tranche are entitled, in exchange for one subscription right for one (former) T-Online share, to subscribe for 0.52 shares in Deutsche Telekom at a price of EUR 10.35. Similarly, upon completion of the merger the holders of option rights under the 2002 tranche are similarly entitled, in exchange for one subscription right for one (former) T-Online share, to subscribe for 0.52 Deutsche Telekom shares at a price of EUR 10.26. The exercise price will be reduced by the amount of any supplementary cash payment pursuant to § 2 para. 3 of the Merger Agreement.

  Otherwise, the relevant option terms and conditions of the 2001 tranche and the 2002 tranche will continue to apply, provided that in each case Deutsche Telekom will replace T-Online and 0.52 no par value shares in Deutsche Telekom will replace one (1) no par value share of T-Online.

  Should there be no option rights for full Deutsche Telekom shares based on the merger exchange ratio, then Deutsche Telekom shall exercise its right pursuant to § 3 of the respective option terms and conditions for the 2001 and 2002 tranches and shall pay the fractional amounts in cash.

  Example:

  For the purposes of illustrating, it will be assumed that the price for one Deutsche Telekom share is EUR 24 and that the eligible person holds 15 subscription rights.

  Based on a merger exchange ratio of 0.52 to 1, the eligible person would be entitled to subscribe for seven shares in Deutsche Telekom at a price of EUR 19.90 each (10.35/0.52). In addition, the eligible person would have one additional subscription right on 0.8 shares in Deutsche Telekom. The stock market price for a 0.8 shares of Deutsche Telekom is EUR 19.20 (24 × 0.8). In addition, the eligible person would receive a cash payment of EUR 3.28 (= EUR 24 × 0.8 - 19.90 × 0.8 = EUR 19.20 - 15.92).

  The shares, which are issued when the options are exercised, may derive from Deutsche Telekom's treasury stock. Deutsche Telekom reserves the right to settle the option rights in cash in accordance with the option terms and conditions.

1.4.2    Stock Option Plan 2000

  Pursuant to the authorizing resolution passed at the shareholders' meeting held on 17 March 2000, T-Online granted rights to subscribe for T-Online shares in accordance with the Stock Option Plan for the 2000 tranche. Pursuant to the 2000 tranche, 214,473 option rights were granted to members of T-Online's Board of Management, to the managing directors of its group companies and to additional managers of T-Online and its group companies. The price, at which the options may be exercised, equals the exercise price (i.e., EUR 37.65 per share in T-Online). These options expire on 6 July 2005. The terms and conditions for this stock option plan contain additional performance targets. Under these terms and conditions, the options may only be exercised if both the absolute and the relative performance targets have been met at least once during the period from 7 July 2002 to 6 July 2005. The absolute performance target will be met if the moving average of T-Online's stock closing price as quoted on the Xetra trading platform of Deutsche Börse AG over a thirty-day period exceeds the exercise price by more than 40%. The relative performance target is linked to the stock's performance relative to the performance of the Dow Jones Euro Stoxx Telecom Index. Accordingly, the options may only be exercised if, the stock's performance—adjusted for dividends, subscription rights and other special rights (total shareholder return basis)—exceeds the performance of the Dow Jones Euro Stoxx Telecom Index by more than 20% on the basis of the thirty-day moving average.

  Again, the options may no longer be exercised upon completion of the merger as T-Online will then cease to exist as a legal entity. As described above under 1.4.1, the options will be converted into options to subscribe for Deutsche Telekom shares on the basis of the merger exchange ratio set out in the Merger Agreement. Accordingly, the holders of option rights will then be entitled, in exchange for one subscription right for one (former) T-Online share, to subscribe for 0.52 shares in Deutsche Telekom at a price of EUR 37.65. The exercise price will be reduced by the amount of any supplementary cash payment pursuant to § 2 para. 3 of the Merger Agreement.

  In addition, the performance targets under § 17 para. 2 of the option terms and conditions must be adjusted as a result of T-Online's dissolution. Given the short remaining term of the stock options (due to expire on 6 July 2005) and high exercise price (EUR 37.65 per share) compared to the stock market price for T-Online shares (Xetra Closing price) on 7 March 2005 (the day before the conclusion of the Merger Agreement EUR 8.50), Deutsche Telekom will waive the requirement to meet the performance targets under § 6 of the option terms and conditions in connection with the adjustments made upon completion of the merger.

  Given the fact that the stock options only have a very short term remaining (due to expire on 6 July 2005), and that the exercise price of EUR 37.65 per T-Online share is significantly higher than the current stock market price for T-Online shares, the stock options under the 2000 tranche are practically worthless. In connection with the conversion of the stock options, Deutsche Telekom is therefore waiving the conversion of the performance targets, which would otherwise be very complex. Instead, for simplification, the options shall be exercisable, even if the existing performance targets are not met. In view of the relation between the current stock market price for T-Online shares and the exercise price, Deutsche Telekom believes that this waiver will not result in any measurable advantage for the beneficiaries and has no practical impact. This is a pragmatic solution, which has been chosen to simplify matters in order to avoid an extremely complex conversion of the performance targets otherwise being necessary.

  Otherwise, the relevant terms and conditions of the Stock Option Plan for the 2000 tranche, will continue to apply, provided that

  •
  Deutsche Telekom will replace T-Online and 0.52 no par value shares in Deutsche Telekom will replace one (1) no par value share of T-Online, and

  •
  the right under § 1 para. 2 sentence 1 of the option terms and conditions -relating to the opportunity to opt for a so-called "innovative option exercise"—will be waived.

  Should there be no option rights for full Deutsche Telekom shares based on the merger exchange ratio, then Deutsche Telekom shall exercise its right pursuant to § 1 para. 2 sentence 2 in connection with § 4 of the option terms and conditions and shall pay the fractional amounts in cash. The explanations relating to the Stock Option Plan 2001 (under section 1.4.1) will also apply here.

  The shares, which are issued when the options are exercised, may derive from Deutsche Telekom's treasury stock. Deutsche Telekom reserves the right to settle the option rights in cash in accordance with the option terms and conditions.

1.5    Capital increase (§ 5)

  In order to grant those T-Online shareholders, who are eligible to exchange their shares, the consideration set out in § 2 of the Merger Agreement, Deutsche Telekom will increase its share capital from authorized capital by up to EUR 200,704,000 by issuing up to 78,400,000 new registered no par value shares, each share representing a proportionate amount of EUR 2.56 in Deutsche Telekom's share capital and bearing dividend entitlements as of 1 January 2005. In the event that the merger enters into effect at a later date, the beginning of the dividend entitlements may be postponed (see notes to § 10).

  The exact number of the shares to be issued cannot yet be finally determined. On the one hand, T-Online issued stock options, which can still be exercised before the completion of the merger. If these stock options are exercised, the number of shares held by the shareholders, who are eligible to exchange their shares, would increase, resulting in Deutsche Telekom being required to grant more shares as consideration. On the other hand, Deutsche Telekom has reserved the right to acquire additional T-Online shares so as to be able to make use of the relief provided by § 62 UmwG (see Chapter IV.2.2).

  As of 28 February 2005, 146,596,676 shares in T-Online are held by shareholders, who are eligible to exchange their shares. The consideration to be granted by Deutsche Telekom, as of that date, would therefore consist of 76,230,272 Deutsche Telekom shares.

1.6    Trustee (§ 6)

  WestLB AG, Düsseldorf and Münster, has assumed the functions of trustee under § 71 UmwG for the receipt of the shares granted by Deutsche Telekom to the T-Online shareholders, who are eligible to exchange their shares. These shares will be certified in a global certificate, which will be transferred to the trustee prior to the registration of the merger in T-Online's commercial register. The trustee will then be instructed—upon registration of the merger in Deutsche Telekom's commercial register—to pass on to the T-Online shareholders, who are eligible to exchange their shares, the Deutsche Telekom shares to which they were entitled simultaneously against the surrender of their T-Online shares by way of a collective custody account credit (Girosammeldepotgutschrift).

1.7    Corporate structure of T-Online (§ 7)

  § 7 of the Merger Agreement contains provisions concerning the future corporate structure of the T-Online unit. This structure has already been explained above (in Chapter III.3). Reference is made to that explanation.

  In addition, § 7 para. 5 of the Merger Agreement contains certain provisions concerning the business organization. For an explanation of the consequences, which the merger will have on employees and their representatives, see § 8 of the Merger Agreement and 1.8 (below).

  Finally, § 7 of the Merger Agreement provides that the affiliated companies described in more detail therein shall maintain their current registered offices even after the merger. This also means that these affiliated companies should remain part of the T-Online organizational unit.

1.8    Consequences of the merger for employees and their representatives (§ 8)

  § 8 of the Merger Agreement first describes the individual and collective labor law consequences of the merger. This provision does not contain any contractual agreements between the parties to the Merger Agreement in so far as it describes the statutory consequences of the merger. The explanation of these consequences under the Merger Agreement is based on statutory provisions under § 5 para. 1 no. 9 UmwG including in particular, the fact that all the employment contracts with T-Online will automatically pass to Deutsche Telekom, all contractual rights and duties thereunder (including those arising from general approvals (Gesamtzusagen) or standard business practice (betriebliche Übung)), will continue to exist in relation to Deutsche Telekom, periods of employment which have been accrued during their employment at T-Online and were recognized by T-Online shall be credited, and works agreements (Betriebsvereinbarungen), central works agreements and group works agreements shall continue to apply on a collective basis unless they are superseded by collective agreements at Deutsche Telekom having the same subject matter. The legal consequences described include the continued existence of the local employee representatives, in particular the works councils at T-Online, and that the Supervisory Board, the Central Works Council, the Economic Committee (Wirtschaftsausschuss), and the Executive Staff Representation Committee (Unternehmenssprecherausschuss) at T-Online will cease to exist. Deutsche Telekom is also obliged by law to continue to provide a company pension, which is to be standardized after the merger (without interfering with established rights (Besitzstände)) in order to simplify the administrative process. There is a legal obligation to maintain the stock option plan (see Chapter VI.I.4). As the legal successor of T-Online, Deutsche Telekom is obliged to keep T-Online's promise to pay certain monetary sums established under award certificates on the basis of the so-called Mid-Term Incentive Plan ("MTIP") 2004 and 2005 where certain performance targets must be met. The targets are based on the performance of the stock price of T-Online and of the TecDAX. The terms and conditions of the MTIP 2005 contain provisions concerning the adjustment of stock-related targets. The essence of the adjustment clause contained in the plan's terms and conditions is that the terms of Deutsche Telekom's MTIP 2005 will be applied, mutatis mutandis, in order to determine whether the performance targets of T-Online's MTIP have been met, to the extent that this does not have disadvantageous consequences. T-Online's MTIP 2004 does not contain any such adjustment clause. It shall be adjusted by way of supplementary contractual interpretation (ergänzende Vertragsauslegung) in accordance with the provisions in the Merger Agreement, by applying the MTIP 2005's adjustment clause mutatis mutandis.

  The legal consequences of the merger with respect to collective bargaining agreements are also compulsory by law. Deutsche Telekom and T-Online have agreed with ver.di, the labor union responsible for collective bargaining, on collective bargaining provisions in respect of the merger. Accordingly, on completion of the merger, Deutsche Telekom's collective bargaining agreement shall not extend to cover the transferred employment contracts since these will be excluded from the scope of the agreement for a period up to 30 September 2006 (so-called scope exception (Bereichsausnahme). In this connection, until a collective bargaining agreement still to be negotiated in the future is concluded, Deutsche Telekom, T-Online and the labor union ver.di have settled the terms and conditions of the transferred employment contracts in a collective transitional arrangement which, with few exceptions, in particular an increase in pay rates as of 1 January 2005, will apply from completion of the merger for the duration of the scope exception. The negotiations on the future collective bargaining agreement are led by Deutsche Telekom, T-Online and ver.di with the objective of establishing uniform terms and conditions, having special regard to the special features of T-Online as well as special provisions for the Call Centers in consideration of general conditions of this branch. Both this collective transitional arrangement and the collective bargaining agreement to be negotiated in the future shall directly and mandatorily apply to the employment contracts of those employees organized in the trade union, which is a party to the collective bargaining agreement. Employment contracts of non-union employees contain clauses which make reference to collective bargaining agreements having the effect of equalizing non-union or otherwise organized employees with union members, to the extent that a collective bargaining agreement comes into existence for T-Online. This results in the collective transitional arrangement and the collective bargaining agreement to be negotiated in the future applying to these employment contracts transferred from T-Online to Deutsche Telekom as well.

  In addition to these legal consequences, § 8 of the Merger Agreement contain contractual provisions, as follows:

  Deutsche Telekom does not intend, on occasion of the merger, to worsen the employment terms and conditions or to dismiss employees for operational reasons. On this basis, the Merger Agreement provides that Deutsche Telekom will not, on occasion of the merger, act within the organization of the transferred operating sites in an effort to change the hierarchical structure, reassess the functions and management levels and—as a consequence thereof—interfere with the participation in the supplementary benefits systems (Nebenleistungssysteme) previously in place at T-Online which was linked to the performance of certain functions or certain management levels. Deutsche Telekom has stated in the Merger Agreement that it does not intend to dismiss employees for operational reasons on occasion of the merger.

  T-Online employs, inter alia, civil servants and employees of Deutsche Telekom, whose civil servant relationships or employment have been suspended. T-Online has entered into employment contracts with these suspended employees or civil servants, and these contracts contain a condition subsequent to cover the event that the suspension is terminated. Deutsche Telekom intends to terminate the suspension of these civil servant relationships and employment on occasion of the merger. However, it will give the said suspended employees the opportunity to continue working without any change in accordance with their existing employment terms and conditions. In this regard, it has agreed in the Merger Agreement to reinstate the suspensions of the civil servants for the residual period of suspension as of the date of registration of the merger, in the form of a so-called "lock-in suspension" (In-sich-Beurlaubung; a civil servant's unpaid suspension under a formal employment contract with continued vested pension claims). Thereafter an extended lock-in suspension will be granted in accordance with generally applicable policies concerning lock-in suspensions. The employees suspended by Deutsche Telekom until the merger will continue to be employed on the terms and conditions agreed with T-Online. Established rights under the previously suspended employment contract with Deutsche Telekom will be guaranteed by means of a special, individually established legal arrangement, unless an applicable collective agreement provides therefor.

  T-Online has important business sites (Betriebsstätten) in Darmstadt (head office) as well as in Kiel, Oldenbourg and Ulm. These business sites shall be maintained independent of the merger. T-Online and Deutsche Telekom had agreed in the Agreement in Principle that they would jointly decide about the organizational integration of the Kiel and Oldenbourg customer sites. Following the conclusion of a collective bargaining agreement with the service labor union ver.di on 18 February 2005, T-Online and Deutsche Telekom decided to leave the customer sites in T-Online. Thus, upon the merger, all business sites become part of the T-Online organizational unit within Deutsche Telekom. The collective bargaining agreement between Deutsche Telekom, T-Online and the service labor union ver.di concluded on 18 February 2005 contains a contractual commitment for the continuance of T-Online's present business sites in Darmstadt, Kiel, Oldenbourg and Ulm. This commitment of continuance within the Deutsche Telekom legal entity applies until the conclusion of the collective bargaining negotiations which Deutsche Telekom and the service labor union ver.di have entered into regarding a collective bargaining agreement for the T-Online employees to be transferred to Deutsche Telekom.

  As a result of collective agreements, Deutsche Telekom's Central Works Council and the Telekom Group's Group Works Council and European Works Council have been established and composed by modifying statutory provisions. To the extent these collective agreements must be adjusted as a result of the merger, Deutsche Telekom and T-Online have agreed in the Merger Agreement on the details for adjusting the said collective agreements with the objective of achieving appropriate representation of the transferred operating sites in the bodies mentioned above.

1.9    Costs (§ 9)

  The parties shall bear in equal part in the costs resulting from notarization of the Merger Agreement. The same shall apply to costs for execution and implementation of the Merger Agreement jointly generated by the parties. Otherwise, each contracting party shall bear its own costs arising from the preparation and implementation of the Merger Agreement. The cost sharing provision shall also apply where the merger does not enter into effect because a contracting party has rescinded the Merger Agreement or for some other reason. After completion of the merger, the cost sharing provisions will become irrelevant as all of T-Online's obligations will automatically pass to Deutsche Telekom as the successor.

1.10    Change of Merger Effective Date (§ 10)

  § 10 para. 1 of the Merger Agreement contains a provision covering the situation in which the merger has not been completed on or before the expiry of 31 January 2006 because it has not been registered in Deutsche Telekom's commercial register by that date. In this case, in derogation to § 1 para. 2 of the Merger Agreement 31 December 2005 will become the relevant date for the closing balance sheet of T-Online and, in derogation to § 1 para. 3 of the Merger Agreement, 0:00 (12 am) 1 January 2006 will become the Merger Effective Date for the purposes of the T-Online asset transfer and accounting. Such a provision is necessary as the merger could no longer be given retroactive effect from 31 December 2004/1 January 2005, once the accounts of the participating parties have been completed for 2005 or if the consequences of the merger can no longer be reflected in these accounts. In this case, a new closing balance sheet dated as at 31 December 2005 must be prepared and the merger must be given retroactive effect from 1 January 2006 for accounting purposes. If the merger is further delayed beyond 31 January of a subsequent year, then the respective dates shall be postponed by another year.

  Should the merger not have been registered in Deutsche Telekom's commercial register on or before the expiry of 31 January 2006, then the merger shall be registered in Deutsche Telekom's commercial register only after both T-Online and Deutsche Telekom have held their respective shareholders' meetings, at which the shareholders will resolve on the appropriation of net income for the financial year 2005. This will prevent the merger from becoming effective before the shareholders' meetings of Deutsche Telekom and T-Online (at which the shareholders will resolve on the appropriation of net income for the financial year 2005) despite the fact that a new closing balance sheet for T-Online must be prepared as at 31 December 2005 and that for accounting purposes the merger will be given retroactive effect from 1 January 2006. Thereby, it will be ensured that any balance sheet profit for the financial year 2005 may in this event be distributed to the shareholders of each of the participating companies. Deutsche Telekom and T-Online shall ensure that such registrations are made, if necessary, by filing corresponding addenda to the respective applications with their commercial registers.

  Should the merger only become effective after the T-Online shareholders' meeting in 2006 at which the shareholders resolve on the appropriation of any balance sheet profit for the financial year 2005, § 10 para. 3 of the Merger Agreement provides that the Deutsche Telekom shares issued in order to implement the merger shall bear dividend entitlements only from 1 January 2006 in derogation to § 2 para. 2 and § 5 of the Merger Agreement. In the event that the registration is delayed beyond the T-Online shareholders' meeting of a subsequent year, then the beginning of dividend entitlements will also be postponed for another year. The provisions in § 10 para. 3 of the Merger Agreement guarantee that for each financial year, T-Online shareholders will be entitled to a profit share either from T-Online or from Deutsche Telekom. At the same time, the rule in § 10 para. 2 of the Merger Agreement as outlined above avoids the possibility of dividends being claimed on both the Deutsche Telekom shares received as consideration and on the T-Online shares in respect of the same financial year.

1.11    Approval requirements, rights of rescission (§ 11)

  § 11 para. 1 of the Merger Agreement simply restates the statutory rule, according to which the Merger Agreement, generally, requires shareholder approval of both T-Online and Deutsche Telekom, in each case with a majority of three quarters of the share capital represented in the vote on the merger (§ 65 para. 1 UmwG). If Deutsche Telekom holds at least 90% of T-Online's share capital, then, under the conditions of § 62 UmwG, the shareholders of Deutsche Telekom are not required to approve the Merger Agreement (see Chapter IV.2.2).

  Finally, § 11 para. 2 of the Merger Agreement contains a right of rescission, according to which either party may rescind the Merger Agreement if the merger is not completed prior to the expiry of 31 December 2007 by virtue of its registration in Deutsche Telekom's commercial register. This provision is intended to provide the contracting parties with an opportunity to disengage from their contractual obligations in the event that the merger is inordinately delayed. There is no obligation to rescind, however. For example, where the merger registration is delayed as a result of court proceedings, the contracting parties may elect to wait for the outcome of such proceedings and permit the merger to enter into effect thereafter.

2.    Agreement in Principle

  In preparation for the merger, the parties to the Merger Agreement entered into an Agreement in Principle. This agreement has been appended to the Merger Agreement as an annex. The Agreement in Principle contains certain rules, which relate to the procedure up to the conclusion of the Merger Agreement. These rules have now either become irrelevant or have been superseded by the Merger Agreement. In addition, the Agreement in Principle contains certain provisions, which should continue to apply following the merger. They have therefore been incorporated into the Merger Agreement and are explained in connection with the relevant provisions of the Merger Agreement (see specifically the explanations concerning §§ 7 and 8 of the Merger Agreement and Chapter III.3 above).

VII.    Securities and Stock Exchange Trading

1.    Consequences of the Merger for T-Online Shares

1.1    T-Online shares cease to exist/acquisition of Deutsche Telekom shares

  Upon completion of the merger, T-Online will cease to exist, as will the existing membership rights in the said company. The listing of the T-Online shares on the stock exchange will be discontinued. Shareholders of T-Online will become shareholders of Deutsche Telekom by operation of law and in accordance with the merger exchange ratio set out in the Merger Agreement. Consequently, upon completion of the merger, the share certificates issued for T-Online will no longer bear any share rights, but rather rights to receive Deutsche Telekom shares for the T-Online shares. The shares to be granted for the T-Online shares will be issued by Deutsche Telekom by way of a capital increase carried out in order to implement the merger.

1.2    Execution of the share exchange

  WestLB AG, Düsseldorf and Münster, has been appointed pursuant to § 71 para. 1 UmwG as trustee for the shareholders of T-Online. Prior to completion of merger, the trustee will take possession of the Deutsche Telekom shares to be issued in favor of the T-Online shareholders and will provide these to T-Online shareholders in accordance with the merger exchange ratio set out in the Merger Agreement upon registration of the merger. Since all the T-Online shares eligible for exchange are held in collective custody accounts (Girosammeldepot) at financial institutions, the exchange of shares will take place exclusively in book entry form. T-Online shareholders need not take any action in this regard. The exchange of the shares will be effected by the relevant custodial banks via Clearstream Banking AG, Frankfurt am Main, by way of book entry transfer for the securities account of the relevant shareholders.

  Based on the 25 : 13 merger exchange ratio, those shareholders whose holdings in T-Online shares are not evenly divisible by 25 will receive a fractional right to a Deutsche Telekom share (fractional shares). Fractional rights do not entitle holders to exercise any shareholder rights. The trustee will endeavor to even out the fractional rights as between the holders thereof. Fractional shares, which cannot be allocated, will be consolidated into Deutsche Telekom shares in the interests of the shareholders and sold at the stock exchange price for Deutsche Telekom shares through a broker. The proceeds of the sale will be credited to the holders of the relevant fractional rights in proportion to the rights held (§ 72 para. 2 UmwG, § 226 para. 3 AktG).

  The exchange of shares, and the sale of the fractional shares will be free for T-Online shareholders who are eligible to exchange their shares.

2.    Consequences of the Merger for the Deutsche Telekom Shares

  The merger will not affect the substance of the share certificates issued by Deutsche Telekom. This will also apply with respect to the up to 78,400,000 new no par value shares representing a proportionate amount in the share capital of up to EUR 200,704,000 to be issued in order to implement the merger. The only effect of the merger will be that, in addition to the existing shareholders of Deutsche Telekom, former shareholders of T-Online will also become shareholders of Deutsche Telekom and will hold the same rights and duties as the existing shareholders of Deutsche Telekom. The Deutsche Telekom shares designed for exchange will be represented in a global share certificate, which will be deposited at Clearstream Banking AG, Frankfurt am Main, and the (former) T-Online shareholders will acquire co-ownership rights in this share certificate by way of a collective custody account credit (Girosammeldepotgutschrift). Shareholders are not entitled to receive definitive share certificates for their respective shareholdings.

3.    Consequences of the Merger for the Trading of the Securities on the Stock Exchange

3.1    Deutsche Telekom shares

  Deutsche Telekom shares are traded on the official market (Amtlicher Markt) segment (Prime Standard) of all German stock exchanges (Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich, Stuttgart), on the Tokyo Stock Exchange and on the New York Stock Exchange in the form of

  American Depository Shares pursuant to a so-called American Depository Receipt Program, since 18 November 1996, and are also traded over the Xetra Electronic Trading System. They are a component, inter alia, of the DAX 30 and the Dow Jones Euro Stoxx 50 indices. On 30 December 2004, Deutsche Telekom's stock accounted for 9.455% of the DAX 30. On 30 December 2004, Deutsche Telekom stock accounted for 2.820% of the Euro Stoxx 50.

  The merger will not affect the trading of the shares of the existing Deutsche Telekom shareholders, who may continue trading their shares after the merger on any of the stock exchanges on which the shares are currently listed. It is planned that, upon discontinuation of the listing of the T-Online shares, the new Deutsche Telekom shares, which T-Online shareholders will receive in exchange for their shares, be admitted for official trading on all German stock exchanges as well as the Tokyo Stock Exchange. The same also applies with respect to the admission of the American Depository Shares on the New York Stock Exchange. Admission shall be applied for early enough to enable the listing of the relevant shares immediately upon completion of the merger.

  The responsible work groups for the stock exchange indices will be informed as to the exact timetable and progress of the merger. The Boards of Management of Deutsche Telekom and T-Online assume that the composition and weighting as the case may be of the relevant indices will be reviewed in the course of the periodical re-weighing, upon completion of the merger.

3.2    T-Online shares

  The shares of T-Online are traded on the regulated market (Geregelter Markt) segment of the Frankfurt Stock Exchange (Prime Standard), as well as over the counter (Freiverkehr) on the Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. They are also traded over the Xetra Electronic Trading System. T-Online shares are also a component of the TecDAX index.

  At the close of the trading on the date on which the merger is completed by registration in the commercial register for Deutsche Telekom at the District Court of Bonn, the listing of the shares of T-Online will be discontinued on all stock exchanges mentioned above. The Deutsche Telekom shares received by T-Online shareholders in exchange for their T-Online shares shall promptly be listed on all stock exchanges where Deutsche Telekom shares are listed, thus ensuring the former T-Online shareholders an uninterrupted exchange trading. Where this is not feasible under stock exchange rules, an application will be filed with the Frankfurt Stock Exchange to have the exchange rights represented by the T-Online share certificates listed for interim trading.

3.3    Deutsche Telekom's American Depository Receipt Program

  Those shareholders domiciled in the United States may deposit the Deutsche Telekom shares they receive in exchange for their T-Online shares under the American Depository Receipt Program sponsored by Deutsche Telekom. If all the terms and conditions of the underlying contract have been met, the depositary is then obliged to issue the American Depository Shares to the depositing shareholders. These represent the deposited shares.

VIII.    Explanatory comments on and basis of the merger exchange ratio

1.    Preliminary comments

  The reasonableness of the Merger Exchange Ratio was determined on the basis of the company valuations, which were carried out by both parties using the same valuation method.

  The Boards of Management of Deutsche Telekom and T-Online have calculated the equity values, which serve as the basis for determining the Merger Exchange Ratio, in accordance with the discounted earnings methodology—a recognized business management method for appraising the value of companies—consistent with the practice used in comparative cases. Deutsche Telekom retained the professional support of KPMG and T-Online relied on the professional support of Warth & Klein.

  As of the effective date of the valuation (29 April 2005), the computed equity value of Deutsche Telekom is EUR 118,771 million and the computed equity value of T-Online is EUR 17,998 million.

  The computed value of one share of Deutsche Telekom is EUR 28.31 on 29 April 2005; the computed value of one share of T-Online is EUR 14.71 on 29 April 2005: these values per share represent a mathematical ratio of 1 to 0.5196.

  Based on the company valuations carried out and the resulting mathematical ratio of the share, the Boards of Management of Deutsche Telekom and T-Online have agreed to the following Merger Exchange Ratio: the shareholders of T-Online will receive 13 shares of Deutsche Telekom stock in exchange for 25 shares of T-Online stock.

  No special difficulties, as understood in the German Transformation Act, were encountered during the valuations.

  The following discussion explains the approach (method and premises) and the results of the valuations as well as the derivation and determination of the Merger Exchange Ratio.

  It should also be noted that the calculations set forth below for deriving the equity values of Deutsche Telekom and T-Online were generally shown in whole numbers (i.e., no decimal places). Since the calculations were not rounded off, the addition or subtraction of any figures in the tables may lead to deviations in the subtotals or grand totals.

2.    General valuation principles

  The valuation principles described below are considered today, both in theory and in practice, as well-established and are reflected in professional journals and in the official bulletins published by the German Auditors' Institute and specifically in the IDW Standard "Principles for the valuation of companies" (Grundsätze zur Durchführung von Unternehmensbewertungen, "IDW S 1").

  New theoretical and empirical findings as well as changed economic circumstances have led to new guidelines in computing the discount rate and a rejection of the full dividend payment assumption in connection with objective company valuations. | In accordance with the recommendations made by the IDW, the new version of IDW S 1 dated 9 December 2004 and published on 30 December 2004 (hereinafter referred to as "IDW ES 1 new version") served as the basis for calculating the equity values of T-Online and Deutsche Telekom.

  Based on prevailing case law and customary valuation practices, which are also consistent with the valuations described below, the Merger Exchange Ratio must be derived on the basis of objectively determined equity values. An objective equity value represents a typical, inter-subjective and verifiable present value of future earnings of a company from the perspective of a domestic, tax-resident owner under the assumption that the company will continue to operate under the same corporate strategy in the future.

2.1    Discounted earnings value

  In business management academia, case law and valuation practice, it is generally recognized that the discounted earnings value is a reliable criterion for establishing the value of a company.

  Under section 2.1 of the IDW ES 1 new version, an equity value may be determined according to the discounted earnings methodology or the discounted cash flow method. In the present case, the equity values were calculated using the discounted earnings methodology, the most widely used approach in German valuation practice and according to German case law. Since both methods—relying on the same assumption, particularly concerning the financing (see IDW ES 1 new version, section 7.1)—lead to the same equity values, a presentation of the equity values according to the discounted cash flow method has not been provided in this report.

  The discounted earnings value of a company assumes that a company seeks purely financial goals and is based on the present value of the company owner's incoming net cash flow as a result of owning the company (present value of future earnings). In order to derive the present value of such net income, a discount rate is used which represents the return on an alternative investment that is equivalent to an investment in the valued company (see IDW ES 1 new version, section 2.1).

  The company owners' discounted net income, which is the basis for determining the discounted earnings value, is derived primarily from the dividends paid out from the financial net income generated by the company. Thus, a company valuation requires a projection of the company's future distributable financial net income. In order to determine the net income distributable to the company owners, it must be taken into account that some of the company's financial net income will be retained and that the undistributed net income will be used for other purposes. These amounts may be used to make investments, for repaying debt capital or for returning equity capital to the owners (such as by redeeming shares) (see IDW ES 1 new version, section 4.4.1.1).

  In calculating an objective equity value, the distribution of the financial net income that is available must be considered, taking into account the documented corporate strategy and, if applicable, any existing legal restrictions. If the financial planning is divided into two phases, then the budget itself will indicate any dividend payments and use of retained earnings in the first phase (the so-called "detailed financial planning phase"). In connection with the second phase (the so-called "sustainable earnings phase"), an assumption is typically made that in general the dividend policy of the valued company will be the equivalent of the dividend policy of an alternative investment. For purposes of calculating how any retained earnings are reinvested, it is assumed that either the amounts will yield an amount equal to the discount rate (before taxes on income at company level)—ensuring that their nominal value equals their net present value—or they will be returned to the shareholders such as in the form of a share redemption. The reinvestment or cash distribution through a share repurchase may be represented in the course of a valuation by fictitiously attributing the same values of those retained earnings directly to the shareholders, who would ultimately benefit from any share price gains. For this reason, a shareholder's net income for purposes of this report includes the dividends which are payable to them as well as the retained earnings directly attributable to them.

  Since an equity value is to be calculated from the perspective of the company owners, the shareholders' personal income taxes on any dividends paid to them by the company must be taken into account (unlike the tax exempt imputation of retained earnings). Applying an average typified tax rate of 35% avoids linking an objective equity value to the individual tax situation of a given company owner. Since the half credit method must be factored into the valuation of corporations, a typified personal tax rate of 17.5% on any distributed profits is applied in calculating the financial net income, whereas the retained earnings do not trigger any personal income taxes (see IDW ES 1 new version, section 4.4.2.5).

  Consistent with the prevailing opinion in case law and among business management academics, both companies were valued on a "stand-alone basis", meaning that all positive and negative effects from the combination, which can be achieved only after the proposed merger is consummated, were not taken into account. The same applies with respect to any investments and divestitures which would only be made if the merger comes into effect.

2.2    Special items

  Any matters, which cannot be factored into the calculation of the discounted earnings value, either in whole or in part, will generally be assessed separately and added to the discounted earnings value. These special items include not only non-operating assets, but also certain financial assets, tax effects, pension obligations and dilution effects caused by convertible bonds or stock option programs. Non-operating assets are any assets which may be sold without affecting the actual business operations of the company.

  The value of these special items is not reduced by typified shareholder income tax, as the value contribution of the special items is part of retained earnings due to the actually planned dividends.

2.3    Liquidation value and net asset value

  If it seems generally more advantageous for the company to separately sell its individual assets or its self-contained operating units than to continue operating the business, then the sum of any realizable net proceeds from such sale—the liquidation value—must be taken into account.

  Since the companies being valued in the present case will continue to be operated indefinitely and since it may also be assumed that, given the costs connected with any liquidation (e.g., redundancy programs, employee severance packages), the discounted earnings values should be higher than the relevant liquidation value in the event assets are stripped, the calculation of the liquidation values was waived for the purposes of this report.

  The valuation of net assets from a repurchasing viewpoint yields the so-called net asset value (Rekonstruktionswert) of the company, which is merely a partial net asset value because intangible assets are generally not included. This valuation has no independent significance for calculating the overall value of an ongoing company. Thus, no net asset value was computed in the present case.

2.4    Stock market value

  Since the shares of Deutsche Telekom and T-Online are listed on various stock exchanges, it is conceivable that the value of both companies could be calculated on the basis of the relevant market capitalization of Deutsche Telekom and T-Online as derived from their respective stock prices. Nevertheless, there are weighty arguments against using a valuation based on stock market prices since such prices could be affected by a number of special factors such as the size and narrowness of the market, sales triggered by accidental events or speculative and other arbitrary influences, and could therefore become subject to unpredictable developments and volatility.

  The use of stock market prices (market capitalization) as a basis for determining a merger ratio is no substitute for a company valuation under the aforementioned principles, inasmuch as the latter valuation method uses a better and more extensive basis of information than the capital markets and accepts a valuation method that incorporates the calculus used in the capital markets. The valuations described hereinafter are based on an analysis of historical data and long-term financial planning, the level of detail and scope of which are not available to the public.

  In its decision of 27 April 1999, the German Federal Constitutional Court (Bundesverfassungsgericht) held that for a number of special situations involving a company valuation (e.g., for purposes of making severance payments and providing compensation under §§ 304, 305 AktG, § 320b AktG or §§ 327a et seq.AktG), the stock market price must be considered the minimum value when calculating the cash settlement payment for dissenting minority shareholders (the decision is published under 1 BvR 1613/94).

  Applying this case law to mergers is problematic. Unlike cases involving settlement payments to minority shareholders, here the protective interests of two sets of shareholders must be taken into account: those of the transferring company and those of the acquiring company. In the present case, the equity values calculated under the discounted earnings methodology for T-Online and Deutsche Telekom are significantly higher than these companies' respective values established on the basis of their market capitalization. Thus, the stock market price as a minimum value is irrelevant for purposes of determining the Merger Exchange Ratio.

3.    Methodical approach

  The general valuation principles explained in the section above represent merely abstract parameters which must now be more specifically defined for their application to the specific objective of the valuations. Accordingly, the modification of the general valuation principles into a specific methodical approach for valuing T-Online and Deutsche Telekom is explained below.

3.1    Structure and definition of the valuation entities

  The valuation objects are T-Online, on the one hand, and Deutsche Telekom, on the other hand. In view of the considerable extent to which the individual divisions are integrated and risks shared, the valuation of Deutsche Telekom is based on its consolidated business plans in which T-Online is included. The valuation of T-Online is also based on its consolidated business plans.

  For purposes of providing a detailed description of the projection premises, the following sections will describe and explain not only the consolidated business plans, but also the business plans of the T-Online segments and Deutsche Telekom divisions.

  T-Online is divided into the segments: "Germany" and "Rest of Europe". The business plans of Deutsche Telekom took into consideration the effects of the strategic realignment of the three business areas: Broadband/Fixed Network, Mobile Communication and Business Customers. For purposes of providing in particular historical comparisons, the following sections will, however, describe the business plans on the basis of the former structure involving the four divisions, T-Com, T-Mobile, T-Systems and T-Online, as well as Group Headquarters & Shared Services (GHS).

  The consolidated business plans include all consolidated affiliated companies as well as all other equity holdings, which were reported under projected equity investment income. Associated or related companies, for which no forecasts were made in the business plans (because they are—for example—insignificant or non-operational) were reported, along with non-operating equity interests, as special items. Other special items also include T-Online's available cash and cash equivalents, the unrecognized net loss of the pension obligations at Deutsche Telekom, and impact on value from existing stock option programs and convertible bonds.

  No special valuation of Deutsche Telekom's non-operating real estate was required since the scheduled sale of land and buildings was included in the GHS financial planning.

  The equity values of T-Online and Deutsche Telekom are computed from the sum of their respective discounted earnings values and special items.

3.2    Effective date of the valuation

  The parties agreed to use 29 April 2005 as the date on which the Merger Exchange Ratio calculation is based. This is the latest date on which the T-Online shareholders' meeting decides on the Merger Agreement.

  1 January 2005 has been set as the technical effective date of the valuations; all projected future earnings were discounted to this date. The equity values established as of 1 January 2005 were compounded to 29 April 2005 and then used as the basis for determining the Merger Exchange Ratio.

3.3    Derivation of future earnings

  In estimating future earnings, a special problem is the uncertainty of the future earnings forecasts. Both risks and opportunities must be evaluated equally. Actual historical earnings serve as an initial guideline here.

3.3.1    Analysis of historical earnings

  The analysis of past financial years, which was conducted in connection with calculating the equity values of T-Online and Deutsche Telekom applying the discounted earnings methodology, along with the adjustments of selected items in both companies' income statements, serve the purpose of allowing—as a first step—a more accurate assessment of the basis for the respective projections.

  The adjustments carried out in connection with the historical analysis do not affect the calculation of the equity values since the respective equity value computations are based on the results of future financial years. Thus, any adjustments made to historical results serve merely plausibility purposes.

3.3.2    Analysis of business plans

  The business plans of T-Online and Deutsche Telekom consist of projected income statements, projected balance sheets and projected cash flow statements. The detailed financial planning phase covers the period from 1 January 2005 through 31 December 2014 and the terminal value period covers the financial years 2015 and thereafter.

  The detailed financial planning covers the medium-term financial planning for the financial years 2005 through 2007 and the long-term planning for the financial years 2008 through 2014.

  The medium-term financial planning is part of the standard internal financial planning and reporting procedure within the Deutsche Telekom Group. The long-term financial planning which typically represents an extension of the medium-term financial planning is prepared in the Deutsche Telekom Group on an annual basis as part of the bottom-up planning process for the units, whereby an impairment test is carried out for accounting purposes. The long-term financial planning for the other units is also prepared for valuation purposes. The medium-term and long-term financial planning was consolidated into the business plans of the individual divisions as described below. With respect to significant units, the business plans of foreign entities which were prepared in currencies other than euros were converted into euros for consolidation purposes using the current forward rates of the currencies in question.

  Both the medium-term and long-term financial planning of T-Online and Deutsche Telekom was prepared in accordance with International Financial Reporting Standards (IFRS) and then compared to the actual figures for 2003 and 2004, also in accordance with IFRS. Since Deutsche Telekom had prepared its consolidated financial statements for the previous financial years pursuant to German GAAP—including a reconciliation with the results determined applying U.S. Generally Accepted Accounting Principles (U.S. GAAP)—an Annex ("Presentation of the preliminary consolidated balance sheets, consolidated income statements and consolidated net financial obligations in accordance with IFRS") is attached to this report; this information was included in the company's management report in which German GAAP figures were reconciled with the IFRS figures discussed below.

  After approval by the responsible executive bodies, the medium-term and long-term financial planning formed the basis for the valuations. It was then updated, primarily to take into account the actual results of financial year 2004 and their effect on the business plans in order to reflect the current development of individual premises and facts—for example, the changes in the exchange rates which had been applied during the consolidation of the business plans.

  The retained earnings of T-Online expected in the medium-term financial planning (2005 through 2007) were treated ensuring that their nominal value equals their net present value. The retained earnings of Deutsche Telekom were allocated to the scheduled repayments of debt. In connection with the valuation, the earnings reported in the long-term financial planning (2008 through 2014)

  as well as the sustainable earnings (ewige Rente) are directly attributable to the shareholders in the amounts of the dividend payments and retained earnings expected.

3.4    Discount rate

  In order to value the company, the anticipated future net dividends are discounted back to the effective date of the valuation at a reasonable discount rate. This discount rate consists of the (projected) earnings and the price for the best alternative use of capital in an investment comparable to the valuation object. Economically, the discount rate reflects an investor's alternative, which entails comparing the investor's return on an investment in a specific company with a return on investing the same capital in an alternative equity investment. The discount rate therefore reflects the return on an alternative investment, which is comparable to an investment in the valuation object, provided that the two investments are equivalent with respect to the discounted cash flows regarding terms to maturity, risk and taxation (IDW ES 1 new version, section 7.2.4.1)

  As a quantitative benchmark for determining alternative investment returns, the capital market yields on corporate equities (in the form of stock portfolios) provide the most appropriate criteria. These yields may be expressed generally as a combination of a risk-free rate and a risk premium which shareholders would demand based on the business risk.

3.4.1    Risk-free rate

  The risk-free rate represents a risk-free investment which is an alternative to the investment in the valuation object over an equivalent period of time. In Germany, government bonds come closest to meeting the risk-free requirement given their quasi-safe investment nature. Since companies are valued over an indefinite period, the yield of a government bond with the same duration—as of the effective date of the valuation—would in principle serve as the risk-free rate. Since no perpetual government bonds exist or are traded, however, one must instead rely on government bonds that have long terms to maturity. For purposes of determining the requisite reinvestment after the government bond expires, the current interest rate curves or the historical interest trends may be used as a guideline (see IDW ES 1 new version, section 7.2.4.1.).

  Accordingly, in determining the computational interest rate, a risk-free rate was assumed, which—on the one hand—would take into account the average long-term yield on securities of issuers with the highest credit rating, since such a value could be expected to survive high and low interest rate phases and—on the other hand—would take into consideration the current interest rate to the extent that the investor, who purchases fixed-interest securities, is bound for a particular period of time to a yield which is effective as of a certain date.

  Consistent with the current recommendations of the IDW (see IDW Fachnachrichten Nos. 1-2/2005), a risk-free rate of 5% was assumed for the valuation.

  The risk-free rate was reduced by a typified shareholder income tax rate of 35% to arrive, for computation purposes, at an after-tax rate of 3.25%.

3.4.2    Risk premium

  In calculating an objective equity value, the basis for deriving the risk premium is the general market behavior, and not the subjective risk propensities of individual company owners. It may be assumed, however, that investors assume that there is a certain risk when investing cash in companies (investor risk). The risk premium may be derived using the capital market pricing models (CAPM, Tax-CAPM) from the equity yields in capital markets, calculated empirically.

  The standard form of the Capital Asset Pricing Model (CAPM) is a capital market model in which the costs of capital and risk premiums are stated without factoring in the effects of any personal income taxes. The calculation of the capital market based risk premium is made by establishing the difference in yields between investments in corporate ownership interests (stocks) and investments in risk-free securities. Since equity yields and risk premiums are generally influenced by income tax, a more realistic reflection of the empirically observed equity yields is the Tax-CAPM, which expands the CAPM by specifically incorporating the effects of personal income tax; the Tax-CAPM reflects, in particular, the different tax treatment of interest income, dividend income and capital gains in German tax law.

  Under the Tax-CAPM, the discount rate consists of the risk-free rate reduced by the typified shareholder income tax together with the risk premium calculated on the basis of the Tax-CAPM after income tax.

  Capital market studies have indicated that investments in stocks have historically generated higher returns than investments in low risk debt instruments and that the risk premium for a market portfolio ranges between 5% and 6% in the long-term (depending also on the reporting period). This range is consistent with the current recommendations of the IDW (see IDW Fachnachichten Nos. 1-2/2005). Since there are no indications that investors in the future would demand a different risk premium, a market risk premium of 5.5% was applied for this valuation.

  Given the special risk structure of each company to be valued, the aforementioned average risk premium must be modified. This company-specific and industry-specific risk is expressed as a so-called "beta factor" under the CAPM and the Tax-CAPM.

  There are meaningful beta factors available in respect of T-Online and Deutsche Telekom as quoted companies in the capital market. The T-Online beta factor in the period from 30 April 2000 to 30 September 2004 was approximately 1.11; the Deutsche Telekom beta factor in the same period was about 0.95. In order to achieve a high statistical reliability for the empirical data, the longest possible period was selected in the determination of the analysis period to be used for the derivation of the beta factors. The analysis period starts on the commencement date of T-Online's stock market listing (17 April 2000) and ends on the date on which Deutsche Telekom publicly announced its intention to effect the merger and to voluntarily offer a payment in cash (9 October 2004), because from this date onwards, the T-Online share price and, consequently, the stock exchange price's volatility were influenced by the cash offer.

  In order to factor in the changed financing structure of the companies during the financial planning period, the historically observed beta factors of the leveraged (indebted) companies was first converted into an unlevered beta factor (so-called "un-leveraging"). This unlevered beta factor was 1.10 for T-Online and 0.72 for Deutsche Telekom. On the basis of the market risk premium of 5.5% and the beta factor for the unlevered companies, a risk premium for the operating risk was calculated at 6.05% for T-Online and at 3.96% for Deutsche Telekom (in each case prior to any adjustments to the period-specific financing structure).

  Finally, these unlevered quantities were calculated back into the period-specific cost of capital on the basis of the future financing structures according to the projections and the level of indebtedness (the so-called "re-leveraging").

3.4.3    Growth rate

  The achievable growth of both companies is reflected in the development of the projected income and expenditure as well as in the balance sheets, medium-term and long-term financial planning for the years 2005 through 2014, so that a discounting of these growth figures was not necessary. Furthermore, in the years 2015 and thereafter (the continuation period), the balance sheet and income statement items and, thus, the shareholders' projected net earnings receivable have been calculated consistently with the earlier years; these sustainable earnings of both companies can be reduced through discounted cash flows, in determining the discount rate. To finance the associated growth in the continuation period, earnings in the amount of the growth rate multiplied by equity at the end of the detailed budgeting phase must be retained.

  The growth discount rates for T-Online and Deutsche Telekom are 3.5% and 2.0% respectively. The growth rates were derived from the expected growth of the T-Online segments and Deutsche Telekom divisions, whereby the differing speeds at which, in the long-term, the observed growth rates of the divisions in the detailed financial planning stage were approaching the overall growth rate, were taken into account.

  The sustainable Deutsche Telekom Group growth rates have been derived from the weighted sustainable growth rates of the divisions, as established in the projected operating results for each year from 2015 onwards, as follows:

	Growth rate
Growth rate
	2015 ff.	Weighting
T-Online	3.5%	10.7%
T-Com	0.0%	27.5%
T-Mobile	3.0%	51.3%
T-Systems	2.0%	6.9%
GHS	0.0%	3.7%

Group	2.0%	100.0%

  The anticipated development of each division's market, the market position and the development stage of each business model were taken into account in the determination of the differing growth rates of the divisions. T-Online and T-Mobile are active in markets which have a future potential. Both divisions, in view of the planned development of existing and new products, expect to further penetrate the market and to be able to participate in market developments. The expected different growth rates in domestic and non-domestic activities were taken into consideration.

  Unfavorable aspects had to be considered in the computation of the T-Com growth rates. On the one hand, the fixed network market will decline because, inter alia, fixed network users will change over to mobile communication. On the other hand, since T-Com has been heavily involved in the development of, for example, the T-Online broadband projects, it will participate, in the long-term growth of this business. Consequently, T-Com's operating results are expected to remain constant.

  The derivation of the discount rates of T-Online and Deutsche Telekom in each period is presented, in conjunction with the computation of the related discounted earnings values, in 4.1.4. and 5.1.6 below.

4.    Valuation of T-Online

4.1    Discounted earnings value

  The discounted earnings value of T-Online was calculated on the basis of the consolidated business plans for the years 2005 through 2014. The bases for the consolidated financial planning are the business plans described and explained below for the segments "Germany" and "Rest of Europe".

4.1.1    Segment "Germany"

  The business plans of the segment "Germany" for financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth in the following table:

	Actual		Medium-term planning			Long-term planning							Sustainable
Segment "Germany"	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	1,683	1,794	2,285	3,112	3,979	4,790	5,629	6,355	7,081	7,782	8,299	8,716	9,006
Cost of sales	896	808	1,271	1,735	2,323	2,767	3,342	3,842	4,276	4,799	5,230	5,539	5,724

Gross profit	787	987	1,014	1,377	1,656	2,024	2,287	2,513	2,804	2,983	3,069	3,176	3,282

as a % of net revenue	46.8%	55.0%	44.4%	44.2%	41.6%	42.2%	40.6%	39.5%	39.6%	38.3%	37.0%	36.4%	36.4%
Selling costs	444	520	607	702	715	853	957	987	1,062	1,052	1,021	1,009	1,043
General and admin. costs	73	93	94	103	104	122	140	155	170	185	195	204	211
Other op. inc./exp., net	57	9	-5	-6	-6	-6	-7	-7	-7	-7	-8	-8	-8

Operating results	326	383	307	566	830	1,042	1,184	1,364	1,565	1,738	1,845	1,955	2,020

as a % of net revenue	19.4%	21.3%	13.5%	18.2%	20.9%	21.8%	21.0%	21.5%	22.1%	22.3%	22.2%	22.4%	22.4%
Adjustments	7	4

Operating results (adjusted)	333	387

as a % of net revenue	19.8%	21.6%
Add. info:
Operating results	326	383	307	566	830	1,042	1,184	1,364	1,565	1,738	1,845	1,955	2,020
Amortization/depreciation	63	84	73	76	79	83	84	85	83	87	91	92	95

EBITDA	389	467	381	643	909	1,125	1,268	1,449	1,649	1,825	1,936	2,046	2,114

as a % of net revenue	23.1%	26.0%	16.7%	20.6%	22.8%	23.5%	22.5%	22.8%	23.3%	23.5%	23.3%	23.5%	23.5%

  The segment "Germany" includes for the most part T-Online International AG and the German divisions of the Scout24 group acquired in 2004. Due to the purchase of the Scout24 group in 2004, only a restricted comparison of the financial year 2004 figureswith the previous year's figures is possible.

  Adjustments

  In an effort to improve comparisons with previous years, the operating results in 2003 and 2004 were adjusted to account for goodwill amortization. The adjustments involved EUR 7 million in a last-time scheduled amortization of goodwill in 2003; in 2004, the full value of goodwill in daybyday media GmbH (EUR 4 million) was written off.

  Net revenue

  On the basis of the combined business model, T-Online generated net revenue both from fees for Internet access (access business) and from additional services such as email, online banking, instant messaging, calendar/address book management, web hosting, online communities and international roaming (non-access business). In T-Online's combined business model, access services are offered in combination with portal-based content data and services. The access and non-access services are, accordingly, combined into an integrated package. The combination benefits both areas.

  In the revenue streams generated by the customers under the combined business model, a distinction is generally made between "subscription fees" (i.e., fees from fixed basic charges), on the one hand, and "usage fees", (i.e., usage-related fees), on the other hand. Revenue is also generated from online advertising and corporate customer (B2B) business.

  These services represent T-Online's current core business. Consistent with current market trends, it is assumed that greater focus will be directed to broadband Internet services during the projection years. Accordingly, beginning in 2005, T-Online took over handling the DSL full package marketing (DSL-Komplettvermarktung) and is thereby able to offer both the line and Internet access from the same source. Starting from the existing package, T-Online is planning to expand the entertainment services area.

  From 2003 to 2004, T-Online's net revenue rose by EUR 111 million, from EUR 1,683 million to EUR 1,794 million. This rise resulted from the continuing customer growth and improvements in average revenues per user (ARPU). Even more than in previous years, in 2004 the Company was able to convert new and existing customers to subscription models such as the DSL volume-based tariffs. These tariffs provide for a fixed quantity of transactions in the subscription fee. The duration of the Internet session is irrelevant to the fees made. A contribution to this trend was, inter alia, the broadband marketing initiative launched in mid-2004, which made it easier for customers to try out the broadband Internet since T-Online agreed to refund the initial activation fee charged by Deutsche Telekom for new DSL lines. As a result of this campaign, the number of DSL customers rose by 1.1 million (49.4%) to 3.23 million in 2004. In the previous year, the company reported 454,000 new DSL customers. T-Online is expecting to increase, by the year 2014, its own customer base in the broadband business to approximately 15.2 million DSL customers.

  On 31 January 2005, T-Online launched the DSL full package marketing campaign. This offer includes the sale of DSL access components with integrated DSL tariffs, whereby the potential revenue per end customer is to be increased and the relationship with the customer improved. Through using this package, customers will enjoy greater comfort because all services, from ordering to account settlement, are provided under one roof. Significant revenue increases are expected from the access fees collected. As a result of the continued rise in subscription models, the subscription revenue, as a percentage of total revenue, is expected to increase from currently 60% to over 80% in 2014 and the percentage of non-usage-related (i.e., less volatile) net revenues would therefore rise.

  In 2005, T-Online is planning to launch a "Voice over IP" package in Germany. This technology permits Internet users to place telephone calls over the Internet.

  The existing combined business model and portfolio is expected to be expanded with the launch of entertainment services, which would include, for example, music, gaming and videos. In addition to Video on Demand for individual use or in the form of a subscription to various program packages, functions, such as changing the times of television viewings and the provision of electronic program guide, should be offered. It is planned to offer various types of service packages consisting of DSL lines and tariffs for Internet usage, as well as special terminal devices for the reception, selection and, if desired, the recording of television programs, films and videos. The customer should be offered access to a broad selection of films and videos contained in a large database. The offer of available music titles in musicload is to be further extended, also in respect of types of music, including individual usage and subscription services.

  Cost of sales

  The cost of sales consists primarily of the costs of purchasing network capacity from Deutsche Telekom. The decrease in 2004 in cost of sales by EUR 88 million to EUR 808 million, despite the increase in revenue, was caused mainly by the amount of purchased capacity remaining constant.

  Whereas wholesale costs in the narrowband area are charged on the basis of the maximum number of parallel Internet connections, the maximum used transmission capacity is the basis for charging in the broadband area. By spreading usage evenly, the maximum usage and the related costs can be reduced. Moreover, wholesale costs were reduced further with effect from 1 April 2004 by executing a wholesale costs contract.

  The company expects that cost of sales will increase during the projection period primarily as a result of expenses for access components relating to DSL full package marketing, the subsidizing of the terminal devices and the purchase of premium content data in the entertainment services area. Accordingly, gross profit margins during the projection period will fall from 55% in 2004 to 36.4% in 2014, despite a projected increase in business volume to approximately EUR 8,716 million.

  Selling costs

  The selling costs include primarily the expenses that are necessary to solicit new customers and maintain the existing customer base. These expenses relate primarily to sales commissions, which are charged via the existing distribution channels when new customers are successfully solicited, and to advertising funds.

  The broadband marketing initiative commenced in 2004 led to a EUR 76 million increase (17.1%) compared to the previous year in selling costs, which now total EUR 520 million. This increase was cushioned in part by the change in reporting of reversed provisions and accruals as required under IFRS. Unlike in 2003, the reversals in 2004 were no longer reported under other operating income, but netted against the corresponding expenses.

  Beyond the projection period, the company expects selling costs to continually decline as a percentage of revenue. One reason for this expectation is the declining growth in new customers and the lower subscriber acquisition costs resulting therefrom. Another reason is that the combined business model is expected to increase customer loyalty and therefore produce lower rates of fluctuation (the so-called "churn rate").

  General and administrative costs

  In the segment "Germany", administrative costs rose in 2004 by EUR 20 million (27.4%) compared to the previous year to EUR 93 million. As a percentage of revenue, these costs increased by approximately one percentage point to 5.2%. The increase related primarily to the special factors resulting from expanding the group of consolidated companies as a result of acquiring the Scout24 group and internal strategic projects, such as integrating the Scout24 group into the conglomerate.

  A decrease in administrative costs in relation to revenue through economies of scale is planned.

  Other operating income/expenses

  The other operating income/expenses result consists mostly of other operating income and expenses netted against each other. Between 2003 and 2004, this result fell by EUR 48 million to EUR 9 million. In contrast to 2003, income relating to other accounting periods which resulted from reversing provisions and accruals, is no longer shown in these positions in 2004, but netted against the expense, under which the provision and accruals had originally been recognized. This reporting change affected primarily the amount of the selling costs. This decline may also be explained through the favorable one-time effect from the sale of t-info GmbH in the amount of EUR 24 million in 2003.

  Other operating expenses include, among other things, losses from disposals of assets and currency translation.

  Amortization/depreciation

  Amortization/depreciation consists, almost equally, of amortization of intangible assets and the depreciation of property, plant and equipment. The depreciation of property, plant and equipment consists almost exclusively of depreciation of operating office equipment. Among intangible assets, the amortization applies to proprietary software as well as software licenses and other licenses and rights.

  The EUR 24 million increase (42.9%) in amortization and depreciation (excluding the amortization of goodwill) to EUR 80 million in 2004 resulted from the one-time effect of a nonscheduled write-down of IT systems, the market value of which had fallen below the carrying amount, and from the amortization of proprietary software development completed at the end of 2003. In addition, tenant improvements at the new headquarters building at T-Online in Darmstadt as well as newly purchased office and operating equipment were capitalized and then depreciated on a scheduled basis for the first time in 2004.

  Since no significant capital expenditures will be required in Germany for expanding T-Online's business, depreciation is projected to be constant throughout the projection period.

  Sustainable earnings (2015 and thereafter)

  The assumptions about the sustainable earnings for the period beginning in 2015 are based primarily on the projected results of operations at the individual domestic companies in 2014. The projected earnings were rolled forward on the basis of the growth rates assumed for T-Online.

  In determing the 2015 and thereafter result, it was assumed that the portal and shopping contract with Deutsche Telekom, which expires on 31 December 2014, will be replaced. T-Online expects sustainable value of portal sites to increase in the coming years. Consequently, it is assumed that, on termination of the portal contract with Deutsche Telekom, the media services volume becoming available from 2015 onwards will be marketable without giving rise to a loss.

  Instead of the amortization and depreciation projected in 2014, the sustainable earnings must factor in the reinvestments, which are required in the long-term in order to maintain business operations. The requisite investment needs were calculated on the basis of the capital expenditures forecasted for the projection period and the amortization of intangible assets and depreciation of property, plant and equipment, and were applied as the re-investment rate (Reinvestitionsrate).

4.1.2    Segment "Rest of Europe"

  The budget projections of the Rest of Europe segment for the financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth in the following table:

	Actual		Medium-term planning			Long-term planning							Sustainable
Segment "Rest of Europe"	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	171	230	244	374	587	821	1,027	1,169	1,296	1,412	1,515	1,598	1,669
Cost of sales	141	151	200	311	434	531	637	717	779	846	906	909	950

Gross profit	30	79	45	63	153	290	389	452	518	567	609	688	719

as a % of net revenue	17.6%	34.4%	18.2%	16.9%	26.1%	35.3%	37.9%	38.6%	39.9%	40.1%	40.2%	43.1%	43.1%
Selling costs	82	86	136	190	216	247	259	282	300	318	334	347	363
General and admin. costs	14	16	13	14	15	16	17	18	19	19	20	21	22
Other op. inc./exp., net	-343	8	-1	-1	-1	-1	-1	-1	-1	-1	-1	-1	-1

Operating results	-410	-16	-105	-143	-80	26	112	150	198	228	253	319	334

as a % of net revenue	-240.0%	-6.8%	-43.1%	-38.1%	-13.6%	3.1%	10.9%	12.9%	15.3%	16.2%	16.7%	20.0%	20.0%
Adjustments	347	0

Operating results (adjusted)	-62	-16

as a % of net revenue	-36.6%	-6.8%
Add. info:
Operating results	-410	-16	-105	-143	-80	26	112	150	198	228	253	319	334
Non-income taxes	0	2	0	0	0	0	0	0	0	0	0	0	0
Amortization/depreciation	364	23	38	79	106	88	92	106	108	118	125	83	87

EBITDA	-45	9	-67	-63	26	114	204	257	306	346	378	403	421

as a % of net revenue	-26.6%	4.1%	-27.4%	-16.9%	4.4%	13.9%	19.9%	22.0%	23.6%	24.5%	25.0%	25.2%	25.2%

  T-Online has non-domestic subsidiaries in the core markets of France and Spain. These two countries are the main regions making up the segment "Rest of Europe". With the purchase of the Scout24 group in 2004, T-Online has entered the online market relating to automobiles, finance, real estate and job advertising. The focus of these business activities is in Switzerland, France, Italy, Spain, The Netherlands and Belgium but chiefly in Switzerland, which is the original country of the Scout24 group. Due to the purchase of the Scout24 group in 2004, only a restricted comparison of the financial year 2004 figures with the previous year's figures is possible.

  Adjustments

  In an effort to improve comparisons with previous years, the operating results in 2003 were adjusted to account for goodwill amortization. The adjustments involved EUR 347 million in a last-time scheduled amortization of goodwill.

  Net revenue

  The key factor contributing to the favorable business development in the segment "Rest of Europe" in 2003 and 2004 was the dramatic EUR 59 million increase (34.5%) in revenue to EUR 230 million in 2004. The catalyst for this increase was the strong growth mainly in the promising broadband market, which was reflected in the considerable increase (36%) in the DSL customer base. Another factor was the favorable impact on revenue, which the foreign companies within the Scout24 group had. This group was purchased in 2004.

  The customer growth in the access business was not achieved by incurring high marketing expenditures or charging lower prices, but was instead the consequence of expanding broadband use in France and the continuing development of the narrowband market and the gradual introduction of broadband in Spain. This strategy will be modified in the future as the company plans an aggressive marketing campaign in both core markets to expand its existing market share.

  Strong competition in the French broadband market led to a price level which makes it very attractive for customers to try DSL. Accordingly, at the end of 2004, 6.1 million customers already had a broadband Internet access. The company expects this growth to continue and anticipates that approximately 10.9 million customers will have a DSL line as early as 2007. T-Online plans to expand its market share to 15-20% by pricing aggressively and adding interesting packages based on high-speed Internet access, high quality communication services (particularly Voice over IP) and downloadable entertainment services.

  The broadband market in Spain is still in its early stages, and broadband prices for consumers are still among the highest in Europe. In the 3rd quarter of 2004, approximately 2.2 million customers had a broadband line. Given the oligopolistic market structure in Spain, a significant decline in access fees is also not expected in the future. Based on the 2004 figures, the average annual growth rate of the broadband market in Spain is projected to be approximately 24% through 2007 (i.e., roughly 5.4 million broadband customers are expected in 2007). By virtue of its early market entry and its attractive pricing offers, T-Online expects to capture and maintain vis-à-vis competitors a long-term market share of 15-20%.

  Starting with a broadband customer base (totaling 360,000 DSL customers) as of the end of 2004, the segment "Rest of Europe" is seeking to acquire 3.8 million new DSL customers by 2014.

  The Spanish subsidiary is not only engaged in the access business, but also operates in e-commerce, primarily through the leading travel portal Viajar.com. The e-commerce business is expected to grow during the projection period. The launch of a new shopping portal in 2004 was an early step in this direction.

  The continuously increasing broadband penetration in Europe raises the expectation that the Scout24 group will enjoy additional growth in markets beyond its current country-specific market.

  As a whole, the aforementioned courses of action in the segment "Rest of Europe" should produce an average annual growth rate of approximately 21.4% starting in 2004 and should increase revenue in absolute terms from EUR 230 million in 2004 to EUR 1,598 million in 2014.

  Cost of sales

  Both in France and in Spain, long-term contracts regarding network capacities have been concluded with alternative carriers which lead to lowered wholesale costs. These contracts should allow the companies to gain additional market shares by offering lower prices and to improve profitability as a result of wholesale costs, which are proportionately lower than revenue growth. The effects resulting therefrom should be significantly noticeable beginning 2008.

  Furthermore, in France, additional capital expenditures in proprietary net components are required not only to prepare the necessary technical infrastructure for triple play packages but also to create the potential for cost savings in the wholesale services. These additional investments should initially lead to increased depreciation and therefore a higher cost of sales but, given their fixed cost features, they should produce economies of scale and lead to a long-term continuing improvement in gross earnings with an increasing number of customers.

  The exploitation of economies of scale should produce an expansion of business among the foreign Scout24 subsidiaries since there are an adequate number of technical platforms available. The planned revenue growth is sustainable even though cost of sales would remain virtually unchanged.

  Since cost of sales should increase proportionately less than net revenue, the gross margin should improve over time based on the previously described components (increasing from 17.6% in 2003 to 43.1% in 2014).

  Selling costs

  As described above, the companies' strategic focus during the years under comparison was on profitable growth. An increase in the market share through the use of large advertising budgets has not been sought. Indeed, selling costs were only EUR 82 million in 2003 and EUR 86 million in 2004. The T-Online foreign companies will face increasing marketing and selling costs during the projection period because they are seeking to increase their market share to 15-20%. Thus, a significant increase in costs (totaling approximately EUR 136 million) is already expected in 2005, and these costs will continually increase in absolute terms until the end of the projection period. On the other hand, selling costs as a percentage of revenue should continually decline.

  General and administrative costs

  The administrative costs in the segment "Rest of Europe" remained almost constant in prior years and are not expected to increase significantly in the future. Economies of scale are expected to decrease the administrative costs as a percentage of revenue.

  Other operating income/expenses, net

  Other operating income/expenses, include EUR 347 million in scheduled amortization of goodwill for 2003. Beginning in financial year 2004, no more scheduled amortization of goodwill will be recorded (as mentioned above).

  Amortization/depreciation

  The amortization/depreciation (excluding the amortization of goodwill) in 2003 and 2004 relates to intangible assets and to property, plant and equipment. The EUR 6 million increase (35.3%) in this item to EUR 23 million in 2004 is attributable, among other things, to the addition of the Scout24 group.

  As a result of the planned capital expenditures in the proprietary network infrastructure in France, depreciation beginning in 2005 is expected to increase through 2013.

  Sustainable earnings (2015 and thereafter)

  The assumptions about the sustainable earnings for the period beginning in 2015 are based primarily on the projected results of operations at the individual foreign companies in 2014. The projected earnings were rolled forward on the basis of the growth rates assumed for T-Online.

  Instead of the amortization and depreciation projected in 2014, the sustainable earnings must factor in the reinvestments, which are required in the long term in order to maintain business operations. The requisite investment needs were calculated on the basis of the capital expenditures forecasted for the projection period and the amortization of intangible assets and depreciation of property, plant and equipment, and were applied as the re-investment rate.

4.1.3    T-Online business plans

  The consolidated business plans of T-Online (including comparisons with 2003 and 2004) are set forth in the following table:

	Actual		Medium-term planning			Long-term planning							Sustainable
T-Online	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	1,851	2,012	2,517	3,474	4,551	5,595	6,638	7,506	8,358	9,174	9,793	10,292	10,652
Cost of sales	1,034	956	1,468	2,043	2,752	3,292	3,971	4,551	5,045	5,634	6,125	6,437	6,662

Gross profit	817	1,056	1,049	1,431	1,799	2,304	2,667	2,955	3,313	3,540	3,668	3,855	3,990

as a % of net revenue	44.1%	52.5%	41.7%	41.2%	39.5%	41.2%	40.2%	39.4%	39.6%	38.6%	37.5%	37.5%	37.5%
Selling costs	526	598	734	883	922	1,090	1,207	1,260	1,352	1,361	1,346	1,347	1,394
General and admin. costs	87	109	107	117	120	138	157	173	189	204	216	225	233
Other op. inc./exp., net	-287	8	-6	-7	-7	-7	-8	-8	-8	-9	-9	-9	-9

Operating results	-83	357	202	424	751	1,068	1,295	1,514	1,764	1,966	2,097	2,274	2,353

as a % of net revenue	-4.5%	17.8%	8.0%	12.2%	16.5%	19.1%	19.5%	20.2%	21.1%	21.4%	21.4%	22.1%	22.1%
Financial expense, net *	140	123	7	28	77	114	114	111	115	118	121	122	125
Income taxes	97	180	82	177	320	452	536	618	713	792	842	907	938

Income after taxes	-40	301	127	275	508	730	874	1,008	1,165	1,293	1,377	1,489	1,540

Inc. appl. to minority shareh.	3	-1	-2	-4	-5	-6	-6	-7	-7	-7	-8	-9	-9

Net income *	-38	300	125	271	503	724	867	1,001	1,158	1,286	1,369	1,480	1,531

as a % of net revenue	-2.0%	14.9%	5.0%	7.8%	11.0%	12.9%	13.1%	13.3%	13.9%	14.0%	14.0%	14.4%	14.4%
Add. info:
Operating results	-83	357	202	424	751	1,068	1,295	1,514	1,764	1,966	2,097	2,274	2,353
Non-income taxes	0	3	0	0	0	0	0	0	0	0	0	0	0
Amortization/depreciation	427	107	112	156	184	172	176	191	191	205	217	175	181

EBITDA	344	467	314	580	935	1,239	1,472	1,706	1,955	2,171	2,314	2,449	2,535

as a % of net revenue	18.6%	23.2%	12.5%	16.7%	20.5%	22.1%	22.2%	22.7%	23.4%	23.7%	23.6%	23.8%	23.8%
*
Separate valuation of non-operating cash and cash-equivalents in comparision to IFRS-consolidated financial statements results in lower financial income and thus lower group net income 2005 et. seq.

  A reconciliation of the segment's net revenue and operating result with the Group figures is set forth in the table below:

	Medium-term planning			Long-term planning							Sustainable
T-Online	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue
Segment "Germany"	2,285	3,112	3,979	4,790	5,629	6,355	7,081	7,782	8,299	8,716	9,006
Segment "Rest of Europe"	244	374	587	821	1,027	1,169	1,296	1,412	1,515	1,598	1,669

Subtotal	2,529	3,486	4,566	5,611	6,656	7,524	8,377	9,194	9,814	10,313	10,676

Intra-division revenue	12	13	14	16	17	18	19	20	21	22	24

Consolidated net revenue	2,517	3,474	4,551	5,595	6,638	7,506	8,358	9,174	9,793	10,292	10,652

Operating results
Segment "Germany"	307	566	830	1,042	1,184	1,364	1,565	1,738	1,845	1,955	2,020
Segment "Rest of Europe"	-105	-105	-80	26	112	150	198	228	253	319	334

Consolidated operating results	202	424	751	1,068	1,295	1,514	1,764	1,966	2,097	2,274	2,353

  The business plans were made by the individual segments; these ultimately yielded the projected operating result item, which was supplemented at the group level by the additional entries "financial result, net" and "taxes on income" which were calculated as follows:

  The financial result, net consists of the net interest and the income/expenses related to associated and related companies. The net interest and net income/expenses related to associated and related companies amounted in 2004 to EUR 113 million and EUR 11 million respectively.

  The net interest was integrated on the basis of the projected financial statements from which the projected cash flow statements were then prepared. Non-operating cash and cash equivalents existing on 31 December 2004 and amounting to EUR 3,900 million were valued separately (see 4.2) and are accordingly, not included in the projection period in the computation of net interest. The remaining cash and cash equivalents were calculated factoring in the expected investment interest. This approach is the principal reason for the significant change in net interest between 2004 and 2005.

  In addition, the computation of net interest took into account the assumed dividend policy. T-Online has assumed that, for the years 2005 through 2007, the dividend payments will amount to the dividend planned in respect of 2004. The remaining balances of the annual net income have been treated as retained earnings, adjusted by the discount rate before taxes on income at company level and, consequently, have a positive impact on net interest. A part transfer to retained earnings was also assumed in respect of amounts available in the long-term period (see 4.4). Since the factoring in of a discount rate before taxes on income at company level in respect of amounts available can be reflected at the same value by a fictitious direct transfer of the retained earnings to the shareholders, the retained earnings from 2008 onwards were, for simplification purposes, treated as net income received by the shareholders and thus, no longer accounted for in the computation of interest.

  The taxes on income charge for the T-Online Group was calculated on the basis of the group tax charge expected; movements in deferred tax assets and liabilities were included in this group tax charge.

  T-Online is subject to trade tax on income at an average effective rate of approximately 17%. The corporation tax rate assumed is 25% (plus a solidarity surcharge of 5.5%). Available unutilized tax losses, after allowing for the minimum tax charge payable, were taken into account. The same applies to deductions and additions to be made in determining the amount on which corporation tax is based.

  Deferred taxes reflect temporary differences arising between the impact of taxes on the annual accounts for tax reporting purposes and those used for the projections in which group transactions and available tax losses, insofar as they can be regarded as utilizable, are taken into consideration. Deferred taxes have been calculated in accordance with IAS 12 at the tax rates expected to be applicable in the individual countries at the time the tax losses are utilized, based on the regulations valid on the effective date of the valuation. Deferred taxes have been determined, based on the tax rates applicable to the individual countries.

  The minority shares relate mainly to third party interests in the AutoScout24 group and in Scout24 Schweiz AG.

4.1.4    Calculation of the discounted earnings value

  On the basis of the consolidated net income of T-Online and upon applying the period-specific discount rate explained above, the discounted earnings value of T-Online's operating assets as of 1 January 2005 is set forth as follows:

	Medium-term planning			Long-term planning							Sustainable
T-Online	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net income*	125	271	503	724	867	1,001	1,158	1,286	1,369	1,480	1,531

Retention	76	222	454	0	0	0	0	0	0	0	90

Value impact of retention	0	0	0	625	715	787	865	910	916	933	874
Value impact of distribution	49	49	49	99	152	214	293	376	453	548	566
Typified shareholder income tax on distribution	-9	-9	-9	-17	-27	-38	-51	-66	-79	-96	-99

Net earnings received	40	40	40	706	841	964	1,107	1,220	1,289	1,384	1,341

Net earnings received	40	40	40	706	841	964	1,107	1,220	1,289	1,384	1,341
Present value as of 12/31	14,576	15,900	17,346	18,274	19,141	19,976	20,743	21,465	22,185	22,877

Capitalization subtotal	14,616	15,941	17,386	18,980	19,982	20,940	21,850	22,685	23,474	24,262	1,341

Discount rate	9.36%	9.36%	9.35%	9.42%	9.35%	9.40%	9.38%	9.36%	9.36%	9.36%	5.86%
Present value factor applicable to the year	0.9144	0.9144	0.9145	0.9139	0.9145	0.9141	0.9143	0.9144	0.9144	0.9144	17.0558
Applicable present value as of 01/01	13,365	14,576	15,900	17,346	18,274	19,141	19,976	20,743	21,465	22,185	22,877
Discounted earnings value as of 01/01/2005	13,365
	Medium-term planning			Long-term planning							Sustainable
T-Online	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Risk-free interest rate before typified shareholder income tax	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Typified shareholder income tax	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%

Risk-free interest rate after typified shareholder income tax	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%

Market risk premium after typified shareholder income tax	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Beta factor unlevered	1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.10
Applicable present value as of 01/01	13,365	14,576	15,900	17,346	18,274	19,141	19,976	20,743	21,465	22,185	22,877
Interest-bearing debt as of 01/01	140	153	156	309	168	298	251	212	222	232	241
Debt to equity ratio	0.01	0.01	0.01	0.02	0.01	0.02	0.01	0.01	0.01	0.01	0.01
Beta factor levered	1.11	1.11	1.11	1.12	1.11	1.12	1.11	1.11	1.11	1.11	1.11

Risk premium	6.11%	6.11%	6.10%	6.17%	6.10%	6.15%	6.13%	6.11%	6.11%	6.11%	6.11%

Growth rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.50%

Discount rate	9.36%	9.36%	9.35%	9.42%	9.35%	9.40%	9.38%	9.36%	9.36%	9.36%	5.86%

*
Separate valuation of non-operating cash and cash-equivalents in comparison to IFRS-consolidated financial statements results in lower financial income and thus lower group net income 2005 et seq.

  It has been assumed that the dividends payable in the years 2005 through 2007 will be the same as the amount expected to be payable in respect of 2004. The amounts transferred to retained earnings have a favorable impact on interest.

  To reach the dividend payout ratio of 37% expected for comparative Internet companies in the long run, a straight-line increase in the dividend payout ratio has been assumed for the years 2008 to 2014. Since the factoring in of a discount rate before company level-taxes on income in respect of amounts available can be reflected at the same value by a fictitious direct transfer of the retained earnings to the shareholders, the retained earnings from 2008 onwards were, for simplification purposes, treated as net income received by the shareholders.

  The dividends are subject to a typified shareholder income tax charge of 17.5% (half credit method).

  The total of the values representing net earnings received, attributed to retained earnings and dividends (less typified shareholder income tax), has been capitalized at the period-specific discount rate, which was calculated based on the unlevered beta factor taking into account the debt to equity ratio applicable to each year.

4.2    Special items

  Available cash and cash equivalents

  T-Online has non-operating cash and cash equivalents totaling EUR 3,900 million. For purposes of defining cash and cash equivalents, the fact that the planned investments and dividend payments remain funded and a reasonable cash reserve remains available for managing the operating business was taken into account. In this connection, an analysis regarding the cash needs throughout the year was conducted. The amount of non-operating cash and cash equivalents as of the technical reporting date (1 January 2005) was calculated on an iterative basis: T-Online's balance sheets were projected through to the last projected year. Then, as of the reporting date, an amount of cash and cash equivalents was withdrawn such that there would be no cash or cash equivalents or only minimum petty cash available at the end of the projection period.

  Participating interests

        The participation in comdirect bank AG has been valued separately. The valuation of the participating shares held by T-Online was based on the average stock exchange price determined by the German Federal Finance Supervisory Office (Bundesaufsicht für Finanzwesen) as of 31 January 2005 (EUR 211 million). Other participations held by T-Online which have not been included in the planning have been stated at their actual carrying amount (EUR 4 million).

  Stock options

        In connection with its stock options plans, T-Online granted its employees options to purchase shares in T-Online. If the options are exercised, the equity value per share must be reduced as part of the company valuation, to the extent that the calculated per share price is higher than the exercise price for the option prior to the exercise of such option (dilution effect).

  For purposes of calculating the negative special value caused by the stock options, a simplified assumption was made that all outstanding options, which had not yet been exercised as of 31 December 2004 and for which the exercise price was lower than the projected stock price (to be matched with the calculated equity value per share), will be fully exercised on the day of the annual shareholders' meeting. With respect to T-Online, only the options under the 2001 stock option plan (which were issued in two tranches) had to be taken into account.

  Thus, the dilution effect from the T-Online stock options is calculated as follows:

Dilution effect of T-Online stock options
Preliminary equity value (discounted earnings value plus aforementioned special items) as of 01/01/2005	EUR m	17,480
Number of shares outstanding	Number	1,223,890,578
Preliminary value per share	EUR	14.28
Outstanding options	Number	3,868,195
Exercise price	EUR	10.31
Incoming cash flow	EUR m	39.86
Value of equity after exercise of options	EUR m	17,520
Number of shares after exercise of options	Number	1,227,758,773
Value per share after dilution	EUR	14.27
Dilution effect per share	EUR	0.01

Dilution effect as of 01/01/2005	EUR m	15

4.3    Equity value

  Thus, the equity value of T-Online is presented as follows:

Derivation of T-Online equity value	EUR m
Discounted earnings value	13,365
Special items
Free cash and cash equivalents	3,900
Participating interests	215
Stock options program	-15

Equity value as of 01/01/2005	17,465

Accumulation factor	1.030523

Equity value as of 04/29/2005	17,998

  In order to calculate the Merger Exchange Ratio, the equity value calculated as of 1 January 2005 amounting to EUR 17,465 million must be adjusted upwards to reflect interest up to 29 April 2005. The equity value of T-Online as of the effective date of the valuation amounts to EUR 17,998 million.

  The value per share of T-Online stock derived from the calculated equity value and the relevant number of shares is as follows:

Derivation of T-Online value per share
Equity value as of 04/29/2005 in EUR m	17,998
Number of shares	1,223,890,578

Value per share in EUR	14.71

  T-Online had 1,223,890,578 registered par value shares available as of 31 December 2004. As a result of the exercise of options, this number may change marginally in the period up to the effective date of the valuation. As this would not have any significant impact on the value per share, the calculation of the value per share has been based, for simplification reasons, applying the number of shares as of 31 December 2004.

5.    Valuation of Deutsche Telekom

5.1    Discounted earnings value

  The discounted earnings value of Deutsche Telekom was calculated on the basis of the consolidated business plans for the years 2005 through 2014. The basis for the consolidated financial planning is the business plans of T-Com, T-Mobile, T-Systems and GHS as well as the T-Online business plans described and explained above.

5.1.1    T-Com

  The projected income statements of T-Com for the financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth below:

	Actual		Medium-term planning			Long-term planning							Sustainable
T-Com	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	27,884	26,253	26,254	25,854	25,505	23,925	23,729	23,535	23,404	23,264	23,382	23,507	23,507
Cost of sales	16,062	14,610	14,278	14,123	14,001	13,532	13,590	13,340	13,215	12,564	12,137	12,158	12,408

Gross profit	11,822	11,643	11,976	11,731	11,504	10,393	10,139	10,195	10,188	10,700	11,245	11,348	11,098

as a % of net revenue	42.4%	44.4%	45.6%	45.4%	45.1%	43.4%	42.7%	43.3%	43.5%	46.0%	48.1%	48.3%	47.2%
Selling costs	5,399	4,937	4,719	4,585	4,491	4,307	4,251	4,137	4,005	3,991	3,874	3,885	3,885
General and admin. costs	1,653	1,535	1,593	1,595	1,547	1,533	1,562	1,531	1,440	1,369	1,348	1,344	1,344
Other op. inc./exp., net	387	63	207	230	244	228	208	207	197	197	176	195	195

Operating results	5,158	5,234	5,870	5,781	5,711	4,780	4,534	4,734	4,940	5,536	6,198	6,314	6,064

as a % of net revenue	18.5%	19.9%	22.4%	22.4%	22.4%	20.0%	19.1%	20.1%	21.1%	23.8%	26.5%	26.9%	25.8%
Adjustments	130	389

Operating results (adjusted)	5,288	5,623

as a % of net revenue	19.0%	21.4%
Add. info:
Operating results	5,158	5,234	5,870	5,781	5,711	4,780	4,534	4,734	4,940	5,536	6,198	6,314	6,064
Amortization/depreciation	4,662	4,304	3,800	3,560	3,305	3,065	3,080	2,906	3,083	2,879	2,515	2,485	2,735

EBITDA	9,820	9,538	9,670	9,341	9,015	7,845	7,614	7,640	8,024	8,415	8,714	8,799	8,799

as a % of net revenue	35.2%	36.3%	36.8%	36.1%	35.3%	32.8%	32.1%	32.5%	34.3%	36.2%	37.3%	37.4%	37.4%

  Adjustments

  The adjustments in 2003 amounting to approximately EUR 281 million relate to one-time expenses from setting up accruals for staff reductions (redundancy payments) in Germany and Croatia as well as a one-time payment to the Group's own personnel placement agency, Vivento. In addition, an adjustment (EUR 73 million) was made for the nonscheduled write-down of Matáv and an adjustment (EUR 224 million) for the income generated from the sale of cable companies. In 2004, expenses incurred in reorganizing the T-Com companies (EUR 186 million) and the amortization of the Slovak Telekom goodwill (EUR 150 million) were adjusted.

  Net revenue

  The revenue performance reflects T-Com's evolution from a traditional telephone company (the sale and installation of traditional voice telephony lines and voice telephony calls) into a provider of broadband telecommunication services. Given its position as the former monopolist telephone company, many of T-Com's business activities are subject to regulation by the European Union (EU) or by the relevant national government institutions.

  This transformation is heading to a decline in net revenue, from EUR 26.3 billion in 2004 to EUR 23.5 billion by the end of the projection period in 2014. Net revenue in the individual areas is expected to develop as follows:

	Actual		Medium-term planning			Long-term planning
T-Com	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m
Network communication	14,997	14,608	13,838	12,597	11,200	9,128	8,366	7,747	7,196	6,769	6,487	6,231
Data communication	1,761	1,862	2,402	2,777	3,211	3,247	3,297	3,361	3,442	3,545	3,672	3,823
Carrier services	4,707	4,185	4,464	4,854	5,405	5,819	6,305	6,605	6,869	6,968	7,149	7,286
Miscellaneous	3,765	3,034	3,084	3,240	3,380	3,440	3,501	3,564	3,629	3,698	3,766	3,837

Net revenue "Germany"	25,230	23,689	23,788	23,468	23,196	21,634	21,470	21,277	21,137	20,980	21,073	21,177

as a % of net revenue T-Com	90.5%	90.2%	90.6%	90.8%	90.9%	90.4%	90.5%	90.4%	90.3%	90.2%	90.1%	90.1%

Net revenue "Eastern Europe"	2,655	2,564	2,466	2,386	2,309	2,291	2,259	2,258	2,267	2,284	2,309	2,330

as a % of net revenue T-Com	9.5%	9.8%	9.4%	9.2%	9.1%	9.6%	9.5%	9.6%	9.7%	9.8%	9.9%	9.9%

Net revenue "Division T-Com"	27,884	26,253	26,254	25,854	25,505	23,925	23,729	23,535	23,404	23,264	23,382	23,507

  Compared to 2003, revenues declined in almost all segments in 2004. This trend may be attributed especially to regulatory effects—above all, the call-by-call and preselection in the local network in 2003—and increasing competition, the sale of shares in cable companies in 2003 as well as the change in the business models. For T-Com's financial planning purposes, an assumption was made that past trends would continue during the projection period. It is expected, however, that individual effects will weaken in the medium- and long-term and that at the end of the projection period a slight growth in sales may materialize as a result of the currently evolving markets in broadband applications as well as integrated information technology and data communication.

  In 2004, net revenues from Network Communication fell by EUR 0.4 billion to EUR 14.6 billion because, for the first time that year, the significant loss of market share, particularly in the call business as a result of the local network liberalization in 2003 (launch of call-by-call and preselection options), affected the entire financial year. Furthermore losses in the call market share also occurred. In order to improve its position vis-à-vis the other competitors and to promote customer loyalty, T-Com introduced a series of option tariffs. In return for a reasonable monthly base fee, which is itemized under the access charges, customers receive discounts on calls, can make calls free of charge at certain times or receive a free calling-minutes package. As a consequence, the calculated average price per call and corresponding net revenue have fallen.

  In the coming years, T-Com continues to expect significant declines in revenue in the voice telephony product area (accesses and calls). The cause of this development is the anticipated change in customer behavior concerning Internet telephony, the emergence of mobile communication as an alternative to the traditional fixed network lines and calls, competition and price effects. The fixed network market for voice telephony lines will continue to decline as a result of the increased mobile phone alternatives triggered by the UMTS roll-out, and the greater access to Internet telephony, which was still in its early stages in the year 2004 in the German consumer market. T-Com cannot escape this market trend and will thereby lose market share in terms of lines. At the same time, the increased competitive pressure specifically from local carriers is expected to cut into T-Com's market share, lowering it from over 90% in 2004 to 73% in 2014. It is assumed that for the years 2005 to 2007 the average revenue per line will slightly increase as a result of a shift from call revenue to access revenue brought on by the use of the option tariffs. T-Com is projecting declining average revenue per line beginning in 2008. This trend may be attributed to an anticipated drop in access prices which, on the one hand, should reposition today's premium product ISDN specifically to meet the competition from Internet telephony and, on the other hand, should lead to market share stabilization.

  T-Com expects that during the projection period there will be a significant decline in call revenue caused, inter alia, by a shift from call revenue to access revenue resulting from the increased availability of option tariff packages. Moreover, losses on lines translate directly into losses on any calls generated through such lines. Thus, the aforementioned T-Com access losses will have an adverse effect on the call business. Lower call minutes are also expected as a result of the additional market share loss to T-Com competitors.

  As a result of an increase in the existing numbers from 4 million to 5.6 million in Germany, the revenue generated by broadband DSL data lines has risen significantly in 2004 compared to 2003. The significant growth in existing lines was supported by pricing campaigns initiated in the first half of 2004. The strong demand for greater bandwidth provided by DSL lines has also translated into greater revenue. While in the past competitors in Germany were able to supply DSL lines only through local subscriber lines of Deutsche Telekom, line-sharing with Deutsche Telekom, or by creating their own infrastructure, T-Online launched a voluntary DSL Resale Package on the market in mid-2004. Sales of DSL Resale were reported under Carrier Services since this package was being offered to competitors. The financial planning takes into consideration that T-Online has launched DSL lines in the way of full package marketing since the beginning of 2005, on the basis of the upstream service provided by T-Com. In addition, it is expected that the non-group Internet service providers will service their new customers mostly on the basis of resale and that in connection with the turnover, their current DSL customers with DSL lines to T-Com will migrate to these resale packages. This means that T-Com will lose a considerable market share of the consumer market.

  Net revenue from Carrier Services declined in 2004 by approximately EUR 0.5 billion to EUR 4.2 billion. For regulatory reasons, T-Com's interconnection charges fell by an average of 9.5% at the end of 2003. Despite the increase in volume—based on successful market share gains made by competitors at the expense of T-Com's call business—net revenue did not increase in this area since there were significant price drops. The direct network interconnection between T-Mobile and T-Systems and between the mobile phone networks themselves and with other fixed network carriers also led to a significant decline in revenue from the interconnection business at T-Com, whose networks had previously been used to carry the relevant traffic. This magnitude of revenue loss is not expected to continue in the future since the transit service between competitors and mobile phone networks is no longer expected to generate significant revenues. Other factors contributing to the decline in revenue in 2004 included lower wholesale prices charged to Internet service providers, which could not be offset by any growth in volume, and price declines in other product areas.

  A significant increase in Carrier Services revenue has been assumed for the projection period. Net sales of EUR 4.2 billion in 2004 should increase to EUR 7.3 billion in 2014, representing a total increase of approximately 74.1%. The initial strong rise in the volume of interconnection calls due to the competitors' increasing share of the market, will probably be compensated by the continuing fall in prices. The introduction of online flat rate wholesale prices will, in this connection, lead to a further fall in net revenue. The declining market volume of the fixed network telephony, the anticipated falling market share of T-Com and the competition's creation of its own infrastructure will have long-term negative effects on net revenue. The increase in net revenue is expected to come from the growing business of outside network carriers and from the dynamic growth of the broadband market. Based on the anticipated dynamic growth of the broadband market from approximately 6 million lines today to 30 million lines expected in 2014, Internet service providers—such as T-Online—will increase their orders for DSL resale lines and the corresponding IP wholesale services or for infrastructure services to create their own networks on the basis of local subscriber lines. As a result, revenue will shift from what is today the access business (network communication) to the Carrier Services business. The main cause for this growth in the broadband business is the roll-out of innovative broadband products, which integrate voice, online and entertainment services (such as "T-Home") into a single package ("triple-play"). T-Online's new services will trigger not only an expansion in the broadband market based on higher subscriber numbers, but will also produce increased Internet traffic. Since in the future T-Com will also construct the infrastructure for T-Online, the growth in T-Online's broadband online services will directly affect T-Com. Furthermore, T-Com's revenue will increase through its DSL resale packages and ISP wholesale services to T-Online competitors.

  While almost all major Internet service providers relied on T-Com's infrastructure in 2004, the expansion of the competitors' own infrastructure will likely reduce T-Com's market share in the coming years. Since the competitors are building their own infrastructure and T-Com is losing its market share in the access business, the local subscriber line business is expecting a considerable drop in sales. The launch of flat rate online wholesale products will precipitate an additional decline in revenue. With respect to all other products in the Carrier Services business, the assumption is that revenue will decline and that, above all, fewer wholesale products will be supplied to T-Systems given the prices and volumes.

  In the Data Communication area, net revenue is expected to increase from EUR 1.9 billion in 2004 to EUR 3.8 billion in 2014. The main growth engines here are expected to be web-based IT services, solutions to optimize operating processes (IT Solutions) and Internet-Protocol based products (IP Products), together with the solutions business. In the solutions business, special telecommunications and IT services are designed and operated for individual customers. T-Com is expected to participate in the expansion of this market by offering innovative products and by conducting joint marketing efforts with T-Systems. It is also assumed that this joint marketing effort with T-Systems will regain much of the market share that was lost in recent years. Any competition-related price reductions should be more than offset by increases in volume. The price levels in the data communication business have been falling continually. As a result of the migration to modern IP Products, the importance of the traditional leased line business, on the other hand, is expected to be decline significantly.

  The "Other" area includes, above all, income from value added services, the sale of terminal devices, and the income from T-Punkt companies and the cable companies (only in 2003). Net revenue in 2004 fell by EUR 0.7 billion compared with 2003. This decline is attributable to the sale of the remaining interests held in the cable companies and the reorganization of the business model for selling mobile terminals. T-Com no longer sells these devices under its own name but, instead, acts as a broker, thereby earning income, which since May 2004 has been reported as sales commissions. Moreover, in the services business, individual business models with the relevant customers were transferred to Vivento. The campaign to give away terminals at reduced prices as part of the broadband campaign led to an additional decline in revenue compared to the previous year. In this area, the projections are for slight revenue growth. This may be attributed to increasing net revenue from the value-added services business. In this regard, growth is seen as coming from value-added telephone services, which are based on the introduction of innovative services and higher sales of existing products.

  Revenue development in the fixed network business in Central and Eastern Europe is also expected to decline slightly. Some of the same trends can be observed in the fixed network business of the three Central and Eastern European companies, Matáv and Slovak Telecom and HT-Hrvatske telekommunikacije d.d., although the level of progress varies.

  In comparison to 2003, Matáv and Slovak Telecom reported significant drops in net revenue, but HT-Hrvatske telekommunikacije d.d. was able to generate net revenue that was slightly higher than the previous year level. In all countries, a decline in network communication revenue is expected for the projection period (specifically revenue from voice telephony lines and calls). In the long-term, growth areas such as data communication—brought on by the introduction of new services—and broadband applications, online services, value added services and the sale of IT services should increasingly stabilize revenue growth. Beginning in 2010, the aforementioned effects should translate into a slight growth in revenue for this area.

  Cost of sales

  The cost of sales in Germany consists primarily of cost of materials, personnel costs, depreciation/amortization, rental costs, costs related to information and data processing ("IT-support"), maintenance costs as well as services for research and development ("R&D services").

  Cost of materials includes mostly expenses for raw materials and supplies, costs for merchandise, domestic and international telecommunication services, energy costs and installation services. The EUR 1.5 billion decline in the cost of materials from 2003 to 2004 resulted primarily from fewer telecommunications services (brought on by the loss of market share in the call business), from lower wholesale prices in the international area, reduced personnel costs and the change of the business model regarding the sale of mobile terminals.

  In the projections, the cost of materials will increase over time because of the increasing revenue-related wholesale purchases by T-Systems (particularly for IT solutions). The use of materials will fall in the traditional telecommunications business, however. In this case, sales-driven volume effects, price reductions and structural effects, such as the more cost efficient use of IP-based technologies, will have their impact. In addition, there should be greater savings in logistics expenses because of process optimization and the reduction of over-capacities. Significant savings in personnel costs are expected during the projection period. This may be linked, on the one hand, to a reduction and simplification of today's product portfolio with the relevant ramifications for the production processes. On the other hand, improvements in efficiency should be implemented through programmers to optimize today's T-Com processes. The shifting of today's network platforms to IP-based networks (NGN network) is planned for the end of the projection period. By reducing the number of platforms and given the modular structure of an NGN network, T-Com expects operations to be simplified. This should lead to a lower demand for personnel. Among the rental or lease costs, the assumption is that needs will continue to decline consistently with the anticipated lower demand for personnel, a reduction in vacancies, the closure of sites and improvements in the use of office and factory space. The IT-support and the R&D services are expected to be reduced significantly because of the declining demand for personnel, the simplification of the product portfolio, drops in the market price and the launch of the NGN network. The launch of the IP-based NGN network is also expected to lead to lower maintenance costs since after the migration to the new technology, only one network will need to be supported.

  For the Central and Eastern European companies, the trends in 2004—less demand for personnel and cost reductions in purchasing telecommunication services—are expected to continue throughout the projection period.

  Compared to the other telecommunication providers, there appears to be significant potential for improving efficiencies given the staffing situation in 2004. In 2004, provisions totaling EUR 0.1 billion were set aside for personnel reduction measures. Additional measures have been identified for planned implementation after approval by the trade unions and other partners involved in social matters.

  In the wholesale carrier business, T-Com expects above all an additional drop in interconnection rates (specifically for mobile telephony) and volume-based declines consistent with the sales development. On the other hand, the expansion of the product portfolio might produce corresponding additional costs for purchasing IT and Internet services.

  Selling costs

  The drop in selling costs in 2004 by approximately EUR 0.5 billion may be attributed primarily to a reduction in personnel costs and personnel-related costs of material and declining losses on receivables. By simplifying the product portfolio and selling procedures and by developing identified potential efficiencies, T-Com expects fewer sales staffing needs during the projection period. This effect should be amplified because of the declining significance of the personnel-intensive consumer business and the growing importance of the supporting work for other divisions and network carriers as well as the rise in transactions supported by e-commerce. T-Com also expects that the newly launched efforts to improve accounts management and collection and declining outside sales will lead to an even greater drop in losses on receivables.

  General and administrative costs

  The general and administrative costs decreased from 2003 to 2004 mainly as a result of greater efficiency, lower personnel costs and the sale, in 2003, of the cable business. During the course of the projection period, T-Com expects general and administrative costs to fall in step with the declines in the service areas.

  Amortization/depreciation

  As in the past, amortization and depreciation declined from 2003. The main cause of this trend was the significant cut-back in capital expenditures (particularly in Germany) in recent years, the amounts of which were lower than the original costs of acquiring the old, fully-depreciated assets. Thus, amortization and depreciation were much higher than the capital expenditures, meaning that the level of noncurrent assets fell considerably.

  Given the fact that there has been technological advancement, that prices are falling in the procurement market and that capital expenditures made during the reunification of Germany will not be repeated, T-Com expects amortization and depreciation to continue to decline throughout the projection period, even if investments and capital expenditures tend to increase during this time. Thus, amortization and depreciation will continually fall until 2010. Above all, the volume of noncurrent asset depreciation will decrease because today's voice service platform, especially the digital switching technology, will be largely depreciated by 2010. Beginning in 2008, the expansion of the NGN platform will be carried out during the years 2008 through 2011 and will entail very high capital expenditures. As a result, the amount of amortization and depreciation should stabilize by the end of the projection period.

  Sustainable earnings (2015 and thereafter)

  The assumption that there will be sustainable earnings beginning in 2015 is based primarily on the results of operations of the individual national companies as yielded in 2014. The calculated earnings will be continued under the growth rate assumed for T-Com and will factor in margins achievable in the long term.

  In place of the amortization and depreciation, which is to be recorded in 2014, the sustainable earnings must include any long-term reinvestments, which are required to maintain business operations. Based on the investments in and write-offs of intangible assets and property, plant and equipment during the projection period, the requisite investment needs, taking into account the expansion costs necessary to achieve an almost complete area coverage of broadband applications on the basis of VDSL (DSL supporting particularly high transmission rates), were calculated and reported as reinvestment rates.

5.1.2    T-Mobile

  The projected income statements of T-Mobile for financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth in the table below:

	Actual		Medium-term planning			Long-term planning							Sustainable
T-Mobile	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	24,198	26,527	29,330	30,932	32,518	34,142	35,627	37,224	38,604	39,913	41,160	42,333	43,603
Cost of sales	12,489	15,184	15,382	15,858	16,297	16,918	17,454	17,914	18,339	18,787	19,330	19,888	21,474

Gross profit	11,709	11,344	13,948	15,075	16,221	17,224	18,174	19,311	20,265	21,127	21,830	22,445	22,129

as a % of net revenue	48.4%	42.8%	47.6%	48.7%	49.9%	50.4%	51.0%	51.9%	52.5%	52.9%	53.0%	53.0%	50.8%
Selling costs	6,725	7,208	7,087	7,311	7,467	7,595	7,844	8,068	8,270	8,474	8,683	8,851	9,116
General and admin. costs	1,031	938	1,590	1,658	1,536	1,477	1,501	1,553	1,604	1,646	1,688	1,739	1,791
Other op. inc./exp., net	-520	-1,688	62	61	78	79	79	83	82	83	84	88	90

Operating results	3,433	1,510	5,334	6,167	7,297	8,230	8,907	9,773	10,473	11,089	11,542	11,943	11,312

as a % of net revenue	14.2%	5.7%	18.2%	19.9%	22.4%	24.1%	25.0%	26.3%	27.1%	27.8%	28.0%	28.2%	25.9%
Adjustments	789	3,486
Operating results (adjusted)	4,222	4,996

as a % of net revenue	17.4%	18.8%
Add. info:
Operating results	3,433	1,510	5,334	6,167	7,297	8,230	8,907	9,773	10,473	11,089	11,542	11,943	11,312
Amortization/depreciation	3,768	6,953	4,388	4,455	4,237	4,201	4,167	4,114	4,107	4,078	4,146	4,238	5,162

EBITDA	7,201	8,463	9,722	10,622	11,534	12,431	13,073	13,887	14,580	15,167	15,688	16,181	16,473

as a % of net revenue	29.8%	31.9%	33.1%	34.3%	35.5%	36.4%	36.7%	37.3%	37.8%	38.0%	38.1%	38.2%	37.8%

  Adjustments

  In connection with the impairment test, which must be conducted once annually in accordance with IFRS, the company took a EUR 2.2 billion goodwill write-down on its T-Mobile UK unit in 2004 and a EUR 0.8 billion goodwill write-down on its T-Mobile USA unit in 2003. In addition, in 2004, a one-time EUR 1.3 billion write-down was taken on the New York mobile phone licenses, which had resulted from the dissolution of the joint venture between T-Mobile USA and Cingular Wireless (GSM Facilities) as well as from the future swap of some New York mobile phone licenses for other mobile communication licenses of Cingular Wireless.

  Net revenue

  The development of T-Mobile's net revenue is set forth in the table below:

	Actual		Medium-term planning			Long-term planning
T-Mobile	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m
USA	7,363	9,278	11,093	12,132	13,016	13,889	14,733	15,679	16,493	17,221	17,872	18,377
Germany	8,479	8,745	9,212	9,504	9,968	10,331	10,705	11,090	11,391	11,741	12,096	12,544
Rest of Europe	8,622	8,822	9,330	9,629	9,883	10,265	10,540	10,814	11,087	11,325	11,573	11,801
Intra-division revenue	-266	-318	-305	-333	-349	-343	-351	-360	-367	-374	-382	-390

Net revenue T-Mobile	24,198	26,527	29,330	30,932	32,518	34,142	35,627	37,224	38,604	39,913	41,160	42,333

  In 2004, T-Mobile's net revenue equaled approximately EUR 26.5 billion. The increase over 2003 can be attributed above all to the dynamic growth of T-Mobile in the United States. By 2014, revenue is expected to have increased by a total of 60% to EUR 42.3 billion. Revenue growth at T-Mobile Deutschland and T-Mobile UK should be approximately 43% and 28% respectively, and should be approximately 34% in the other European companies. T-Mobile USA should grow above average at approximately 98% so that the T-Mobile USA share of overall net revenue would rise from approximately 35% in 2004 to approximately 43% in 2014.

  The strongest growth is expected for the period through to 2007 (totaling approximately 23%). In the follow-up period between 2008 and 2014, a decline in the growth rate is expected.

  From 2003 to 2004, revenue at T-Mobile USA rose by 26% to EUR 9.3 billion. The main engine for this favorable development was the high customer growth of 4.2 million new customers in 2004 compared to 3.2 million customers in 2003. T-Mobile USA will also continue to be the main growth engine for the mobile communication division of Deutsche Telekom.

  The main reasons for the anticipated high growth compared to Europe is that mobile communication penetration is currently low in the United States (measured on the basis of SIM cards), which was only slightly over 60% at the end of 2004. Mobile phone penetration in Europe, on the other hand, lies between 80% and in some cases over 100%. For purposes of revenue planning at T-Mobile USA, the company targeted a penetration rate of approximately 78% by year 2010. Another engine of sales growth for T-Mobile USA is the industry consolidation, which has begun in the U.S. mobile communication market (Cingular Wireless LLC / AT&T Wireless (AWE) as well as, presumabely, the Sprint FON / Nextel Communications, Alltel Corp. / Western Wireless). T-Mobile USA is assuming that during the integration phase its own market position will be increased both in the short- and medium-term and that it will be able to strengthen its customer growth. In general, an expected consolidation to four nationally operating mobile communication carriers will tend to reduce competitive pressure. This development together with considerably growing market penetration should lead to disproportionately strong growth at T-Mobile USA (relative to the other T-Mobile companies) in the coming two to three years. Thereafter, growth is expected to slow to market levels.

  The average revenue per user (ARPU) is expected to be approximately USD 50 in the projection period. The significantly higher ARPU relative to Europe may be attributed primarily to the higher number of call minutes per customer. In this respect revenue generated through voice calls might be slightly lower. Increasing revenue is expected above all in the data services business, which is underdeveloped in comparison to Europe.

  As a consequence of the merger between Cingular Wireless and AT&T Wireless, T-Mobile USA acquired from Cingular the GSM network, which had previously been jointly operated with Cingular, and various mobile communication licenses in California and Nevada. In addition, T-Mobile USA will surrender some of its New York mobile communication licenses to Cingular.

  The German market already exhibits a high level of mobile communication penetration at approximately 86.4% (as of December 2004). In the long-term, only low market growth is expected from the introduction of marketing of data services (UMTS networks) and the resulting multiple card usage per customer. In today's competitive environment of four mobile communication companies, the current market position of T-Mobile Deutschland—according to its own financial planning—will stabilize, and the company might have approximately 30 million SIM cards (customers) in its network by 2014. This development should lead to increased revenue per customer. As a whole, this development should lead to an increase in revenue of approximately 43% during the period from 2004 through 2014, although the average annual growth rates through 2007 will probably be higher than in the years thereafter.

  The ARPU at T-Mobile Deutschland was approximately EUR 24 in 2004. As a result of the UMTS roll-out in Germany in 2004, growth in ARPU is expected in the medium-and long-term because of increased data services.

  The item "Rest of Europe" includes revenues, which have been generated or are expected to be generated in the Great Britain, Austria, The Netherlands, the Czech Republic, Slovakia, Croatia, Hungary and Macedonia. Since the Slovakian mobile communication company, EuroTel, will first be fully consolidated in 2005, information on 2003 and 2004 are not included in this company's revenue figures.

  Under the item "Rest of Europe", T-Mobile UK holds a special position. The market in Great Britain is highly competitive among the five mobile communication companies. Although the net revenue of T-Mobile UK increased from 2003 by almost 1% to EUR 4.3 billion in 2004, the anticipated devaluation of the British pounds and the decline in the termination fees will likely lead to only minor revenue increases in Euro through 2006. The market penetration was 91% in June of 2004 and was therefore already very high. As in Germany, additional market growth is expected to be generated mostly from the data business, which began in the previous year, and from the use of multiple cards. The average revenue per user (ARPU) might rise moderately in the coming years as the result of the increased use of wireless voice telephony and data transmission.

  The market conditions in the other countries are currently very different. Competition is high in some countries (e.g., Austria and The Netherlands), while less intense in other countries. In general, cell phones are expected to displace fixed networks calls more quickly in Eastern European countries so that there will be a higher willingness on the part of customers to spend more on wireless phone services. Although the T-Mobile companies reported a revenue growth of almost 4% in 2004, revenue is projected to continue growing by approximately EUR 1.8 billion in these countries through 2014 and, once again, the strongest annual growth in revenue is expected in the period ending 2007.

  Cost of sales

  According to the business plans, beginning in 2004 the cost of sales should increase by approximately EUR 4.7 billion to EUR 19.9 billion in 2014. Mostly as a result of expected economies of scale, the cost of sales will probably increase more slowly than net revenue so that as a percentage of net revenue, cost of sales will decline from 52% in 2005 to 47% in 2014.

  The cost of sales includes primarily call charges (termination costs), roaming charges, expenses for purchasing mobile terminals, SIM cards etc., the costs of operating mobile communication networks and the personnel costs incurred in each of these areas. Cost of sales also includes the depreciation taken on the mobile communication network and the amortization of the mobile communication licenses.

  Call fees are charged on all calls made by T-Mobile customers, which terminate outside the network operated by T-Mobile. Roaming charges are those costs, which a (foreign) mobile communication operator will invoice T-Mobile companies, if a T-Mobile customer, for example, uses his or her cell phone in that foreign wireless network during a visit abroad. The major personnel costs included under cost of sales relate to network operations.

  The cost of sales for T-Mobile USA rose significantly in 2004 compared to 2003. The cause of this development was the very large growth in the customer base, which resulted in a greater use of terminals. Also in 2004, nonscheduled write-downs of FCC licenses (U.S. mobile communication licenses) had to be recognized under IFRS in connection with the dissolution of the joint venture with Cingular, as described under Adjustments. Cost of sales as a percentage of net revenue decreased slightly during the projection period, from 46% to 44%. In evaluating this development—and in order to draw comparisons with other European wireless companies—it should be noted that the FCC licenses will not be amortized on a scheduled basis under IFRS and that the U.S. business model is different from the European business model inasmuch as termination fees in the United States are considerably lower. The projected relative decline in cost of sales is a result of expected economies of scale, which arise from the high customer growth and from the costs for network operations, depreciation, call charges and mobile terminals, which probably will increase at a slower rate than net revenue.

  The cost of sales at T-Mobile Deutschland rose by approximately 9% during 2004 compared to 2003. The main cause of this increase was the expansion of the UMTS network and the ensuing increased depreciation as well as the beginning of scheduled amortization on the UMTS licenses. During the projection period, the cost of sales at T-Mobile Deutschland as a percentage of net revenue is expected to decrease by approximately six percentage points. The main cause for this trend is the decline in depreciation of property, plant and equipment. Other factors contributing to a relative decline in cost of sales are the costs for terminals, which should increase only slowly given the greater degree of market saturation as well the decrease in interconnection fees as forecasted in the projections.

  For the first time in 2004, scheduled amortization of the UMTS licenses was also reported at T-Mobile UK. For this reason and as a result of UMTS network expansion, cost of sales in 2004 increased by approximately 11% compared to the previous year. With respect to the cost of sales as a percentage of net revenue, a decline of approximately ten percentage points by 2014 is expected. This trend may be attributed to declining depreciation, a market growth at T-Mobile UK that is lower than at T-Mobile Deutschland, which slows the increase in handset costs, and the initially strongly declining interconnection fees resulting from the regulation of these fees.

  The same cost of sales developments are being seen in other European countries even though they may be slightly delayed. This delay is caused primarily by the priorities set by the Eastern European companies, which are seeking to reduce the cost of sales as a percentage of net revenue beginning only after 2007, because the UMTS investments would be made later and there is a lower degree of market saturation.

  Selling costs

  Beginning in 2004, the selling costs should increase by approximately EUR 1.6 billion to EUR 8.9 billion in 2014. Given the expected economies of scale with respect to the personnel and advertising costs and the structural improvements in commission payments, the selling costs will likely increase at a slower rate than net revenue so that as a percentage of net revenue, this item should fall from 27% in 2004 to 21% in 2014.

  The selling costs include primarily commissions and premiums, marketing expenses, bad debt allowances and personnel costs. When new contracts are executed or contracts with existing clients extended, commissions and premiums are paid to the sales channels involved. By placing greater emphasis on creating and focusing on its own internal sales and distribution network (for example, through the Internet), the company hopes in the long-term to reduce its dependency on dealers and to lower commission expenses paid to dealers. The marketing expenses include supra- regional promotional campaigns as well as media advertising and sponsoring, which communicate the worldwide appearance of the brand (global footprint). By funding advertising allowances to dealers and incurring expenses for direct marketing, T-Mobile also supports advertising efforts at the regional level.

  The personnel costs included in selling costs relate almost exclusively to customer service personnel. A significantly smaller portion is attributable to sales personnel. The number of staff members employed in these areas in Europe is projected to be largely constant, whereby additional requirements were assumed for the United States in the coming years given the anticipated growth in the number of customers. Losses on accounts receivable at the national company levels were estimated on the basis of past experience. For budget projection purposes, losses on receivables at T-Mobile USA in relation to revenue will continue to be higher than among the European companies.

  General and administrative costs

  According to the business plans, beginning in 2004, the general and administrative costs will increase by approximately EUR 0.8 billion to EUR 1.7 billion in 2014. Based on expected economies of scale, the general and administrative costs will probably increase more slowly than revenue. In 2014, these costs as a percentage of revenue should be approximately 4.1%. The administrative costs include in particular expenses for accounting and finance, the human ressources department, the executive offices of the various national companies and other support offices.

  The administrative staff in Europe is projected to remain largely constant, whereas in the United States the expected revenue and customer growth will necessitate more personnel.

  Other operating income/expenses

  Other operating income/expenses consist of other operating income netted against other operating expenses. Other operating income includes, inter alia, income from passing on costs and income from revaluations of accounts receivables. Other operating expenses include primarily losses from the sale of noncurrent assets as well as the goodwill written down at T-Mobile UK and T-Mobile USA in 2003 and 2004, which was adjusted as a one-time effect. In the long-term, T-Mobile assumes that other operating income and other operating expenses will roughly net each other out.

  In order to continue permanently strengthening its national companies in Germany, Great Britain, Austria, The Netherlands and the Czech Republic, T-Mobile is planning to initiate a growth and efficiency program (the so-called "Save for Growth" program), which should yield approximately EUR 1 billion in savings per annum, from which other growth investments of approximately EUR 500 million per annum are expected to be financed. The largest savings effect would be experienced at T-Mobile Deutschland and T-Mobile UK as well as at T-Mobile International AG & Co. KG. The goal is to realize significant savings as early as 2005. By 2006, the actions should be completed and the savings and growth programs should be fully implemented by 2008. The savings should be achieved by optimizing the management of equipment funding, by adopting lean product and service portfolios, by strengthening the package tie-ins and improving purchasing conditions, and by enhancing human resource productivity. The savings, which affect primarily cost of sales and selling costs, should create the necessary resources to drive, above all, the continued development of the wireless Internet, the packaging of more affordable and simplified mobile communication tariffs and the further development of a wireless integrated network platform (GPRS, UMTS, W-LAN).

  Amortization/depreciation

  The amortization and depreciation reported by T-Mobile in 2004 (as adjusted) equaled approximately EUR 3.5 billion and will rise in 2005 by approximately EUR 0.9 billion to approximately EUR 4.4 billion as a result of the first-time inclusion of UMTS amortization for the whole year. Thereafter, amortization and depreciation remain almost constant in the projections. Since the scale of investments in the United States is expected to increase, T-Mobile USA's amortization and depreciation during the projection period will increase by approximately 18%. In addition to the purchase of additional licenses, capital expenditures will also be made to expand existing network capacity. During the same period, amortization and depreciation are expected to decline by approximately 13% in Europe, since the investment activities are declining due to the extensive network infrastructure.

  The depreciation of property, plant and equipment includes primarily the depreciation of technical equipment and machinery, as well as office and plant equipment. The amortization of intangible assets includes the amortization of the spectrum licenses, software and internally generated intangible assets. The spectrum licenses will be amortized on a scheduled basis, only where the spectra had been granted for limited periods of time. In terms of value, this relates mainly to the UMTS licenses in Germany and Great Britain. If the licenses are granted for unlimited periods of time, as is generally the case in the United States, there is no scheduled annual amortization pursuant to IFRS.

  Sustainable earnings (2015 and thereafter)

  The assumptions about the sustainable earnings for the period beginning in 2015 are based primarily on the yielded earnings situation at the individual national companies in 2014. The calculated earnings are projected with the total growth rates assumed for T-Mobile while factoring in long-term achievable margins. The growth rate was based on the individual market situation for the individual national companies and aggregated for T-Mobile on a weighted scale.

  Starting with amortization and depreciation reported in 2014, the sustainable earnings must factor in the reinvestments, which are required in the long term in order to maintain business operations. With respect to the amortization of intangible assets, which occurred during the planning period, an adjustment was made for the licenses. The UMTS license auctions in Germany and Great Britain generated licensing proceeds for the respective governments. These proceeds were considerably higher than the average proceeds yielded in other European countries. Regarding the extensions of the licenses, an assumption was made for Germany and Great Britain that the prices will be significantly lower than the earlier UMTS license auction price.

  Since the mobile telecommunications market is a highly innovative and capital intensive industry, T-Mobile has assumed in its projections that during the sustainable period customers will demand services, some of which today cannot yet be precisely predicted and which will therefore require more detailed development. In order to secure T-Mobile's long-term market share in the individual countries, it is essential for it to make the investments necessary to launch such services. Thus, it has been assumed that for the sustainable period the depreciation of property, plant and equipment as reported in 2014 will be inadequate to reflect the long-term capital expenditures needed. For this reason, the sustainable period includes additional capital expenditures, which will extend beyond the last projected year. These investments are intended to ensure that the national companies will also be in a position to keep a lasting hold on their market position and to generate their projected revenue and margins by offering their customers the mobile services that will be required in the future.

5.1.3    T-Systems

  The projected income statements of T-Systems for financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth in the table below:

	Actual		Medium-term planning			Long-term planning							Sustainable
T-Systems	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	10,469	10,369	10,845	11,655	12,500	13,167	13,916	14,712	15,560	16,465	17,431	18,466	18,835
Cost of sales	8,908	8,347	8,753	9,374	10,017	10,537	11,124	11,748	12,413	13,122	13,898	14,710	15,004

Gross profit	1,561	2,021	2,092	2,282	2,483	2,629	2,791	2,963	3,147	3,343	3,532	3,756	3,831

as a % of net revenue	14.9%	19.5%	19.3%	19.6%	19.9%	20.0%	20.1%	20.1%	20.2%	20.3%	20.3%	20.3%	20.3%
Selling costs	656	806	868	907	946	979	1,018	1,058	1,100	1,143	1,188	1,234	1,259
General and admin. costs	710	713	713	746	767	796	828	860	893	927	963	1,000	1,020
Other op. inc./exp., net	311	-114	0	-43	-33	-34	-35	-36	-36	-37	-38	-38	-39

Operating results	506	388	511	585	737	820	911	1,010	1,118	1,235	1,344	1,483	1,513

as a % of net revenue	4.8%	3.7%	4.7%	5.0%	5.9%	6.2%	6.5%	6.9%	7.2%	7.5%	7.7%	8.0%	8.0%
Adjustments	-87	117
Operating results (adjusted)	420	505

as a % of net revenue	4.0%	4.9%

Add. info:
Operating results	506	388	511	585	737	820	911	1,010	1,118	1,235	1,344	1,483	1,513
Amortization/depreciation	1,021	921	890	924	950	983	1,026	1,072	1,119	1,168	1,238	1,291	1,317

EBITDA	1,527	1,309	1,401	1,509	1,686	1,803	1,937	2,082	2,236	2,403	2,582	2,774	2,830

as a % of net revenue	14.6%	12.6%	12.9%	12.9%	13.5%	13.7%	13.9%	14.2%	14.4%	14.6%	14.8%	15.0%	15.0%

  Adjustments

  Adjustments were made of approximately EUR 87 million (on balance) in book profits and losses, which were reported under the other income/expenses item in 2003 and which had been generated from the sale of subsidiaries. The adjustments in 2004 (EUR 117 million) relate primarily to restructuring costs and transfer payments to Vivento.

  Net revenue

  T-Systems generates its net revenue in the information technology and telecommunication businesses. The Telecommunication unit comprises the service lines International Carrier Sales & Solutions, Network Services and Media & Broadcast. The Information Technology unit consists of the service lines Systems Integration, Computing Services, Desktop Services and Consulting.

  In 2004, net revenue was virtually unchanged from the previous year at approximately EUR 10.4 billion. Regarding revenue development in 2004, declining net revenue was reported primarily in the International Carrier Sales & Solutions line. On the other hand, the information technology business, specifically the service lines Computing Services and Desktop Services, showed favorable results. Revenue is expected to grow by approximately 78% through 2014 and is estimated to reach EUR 18.5 billion by that year.

  Net revenue should increase during the projection period at an average annual growth rate of 5.9%. Intragroup revenue was EUR 3.3 billion in 2004 and will increase to EUR 4.2 billion in 2014. Given T-Systems' large market share in Germany, additional revenue growth is expected to be generated mostly abroad. Moreover, efforts will be increasingly made to solicit orders in excess of EUR 250 million. In addition, so-called "Focus Solutions" have been developed with the involvement of several service lines. The solutions not only closely track customer needs, but also cover areas showing higher-than-average growth opportunities. For example, T-Systems offers solutions for comprehensive systems in managing customer relations for telecommunications companies. The anticipated improvement in utilizing the medium-size company market will also have an additional effect on revenue. This separately budgeted revenue was not allocated to the areas described below.

  In 2004, T-Systems generated EUR 5.1 billion (before consolidating intradivision revenue) in net revenue in the Telecommunication unit. For the period 2004 through 2014, the average annual net revenue growth is expected to be approximately 4.8%. The main factor contributing to revenue development in the service line Network Services is strong growth in the following businesses: IP voice and data solutions, local networking, mobile telecommunication solutions, and telecommunication network-based outsourcing solutions. These improvements are met with declining net revenue in voice traffic with business customers and data communication services. In the service line International Carrier Sales & Solutions, revenue will be generated primarily from traditional bilateral business in outgoing and incoming telephone traffic between formerly state-owned telecommunication companies and from transporting traffic, the origin and destination of which is outside Germany, on bilateral networks such as the Telecom Global Network. In the medium-term, the revenue for this business is expected to be consolidated at a low level. The long-term moderate growth may be attributed primarily to voice telephony over the Internet (Voice over IP) as well as "operator outsourcing"—the transfer of the customer network to T-Systems. The projected increase in net revenue for the Media & Broadcast service line is likewise relatively small. The growth from constructing digital transmitters will be offset in part by declining net revenue from businesses based on analogue transmitters and by price competition among satellite services.

  In 2004, the Information Technology unit generated net revenues of EUR 6 billion (before consolidating intradivision revenue). The projected average annual net revenue growth is 5.5% for the period 2004 through 2014. In contrast, the business of outsourcing complete business processes is expected to achieve a relatively high average annual market growth rate of 9.2%. The revenue development at the Computing Services and Desktop Services service lines depends on the consistent strategy of outsourcing complete business processes. In order to utilize market opportunities in the financial services sector, for example, a joint venture company with HSBC Trinkaus & Burkhardt is planned. The growth of the Systems Integration service line will be achieved primarily through a committed strategy of providing industry solutions, such as SAP Integration & Consolidation and Enterprise Application Integration, as well as expanding near-shore and offshore platforms in St. Petersburg and India.

  In addition, the strategic realignment of the Group is expected to affect revenue and earnings. The goal here is, above all, to exploit market opportunities in the medium-size company market. The planned courses of action focus primarily on gaining a greater market share in the telecommunication business with medium-size corporate customers. Furthermore, the market share in the information technology business with larger medium-size customers should also be expanded. The additional effects should be brought about mainly through a close working relationship between T-Systems and T-Com in the corporate customer area. These effects should be made possible through the new structure, which to a large extent has been introduced in the strategic business with corporate customers, the impact of which has been fully included in the business plans and reported under the results of the T-Systems and T-Com divisions. The projected revenue in 2014 from this new structure at T-Systems is expected to total approximately EUR 1.2 billion.

  Cost of sales

  In the Telecommunication unit, cost of sales includes primarily amortization and depreciation, wholesale supplies from T-Com and personnel costs. In the Information Technology unit, the cost of sales has different components which vary according to the service line in question. In the System Integration service line, cost of sales includes, above all, personnel costs and purchased services. In the Computing Services service line, amortization/depreciation also represents a significant component of cost of sales. In the Desktop Services service line, material costs are incurred for pure retail business. Moreover, in connection with the service business, amortization and depreciation as well as personnel costs are also reported under cost of sales.

  Cost of sales fell from EUR 8.9 billion in 2003 to EUR 8.3 billion in 2004. This savings resulted primarily from the cost savings program launched in connection with the restructuring. The consolidation of the portfolio of the service line International Carrier Sales & Solutions and the integration of the computer centers will also help to lower the cost of sales. In addition, the expenses incurred for the Computing and Desktop Services service line employees, who are used in sales-like positions, are being reported under selling costs beginning in 2004. The company projects that the cost of sales will increase to EUR 14.7 billion in 2014. As a result of expected economies of scale, the cost of sales will probably rise more slowly than net revenue so that, as a percentage of net revenue, it will fall slightly from 80.5% in 2004 to 79.7% in 2014.

  In the System Integration service line, savings in cost of sales will be achieved primarily through an increasing standardization caused by the planned strategic change from individualized solutions to standard/modular solutions and through the additional effects resulting from the greater use of offshoring. Offshoring entails outsourcing software development work to subsidiaries in low-wage countries such as Russia and India. In the Computing Services service line, digression effects should be achieved mostly through integrating various computer centers.

  In the Network Services service line, the expected medium-term decline in the cost of sales ratio results primarily from the product mix. In the long-term, T-Systems assumes that it can increase the value added share among customers through innovative products such as the new Internet protocol technologies and to achieve higher margins as a result of improved customer loyalty. With respect to the International Carrier Sales & Solutions service line, the assumption is that the earnings will be consolidated in the medium-term.

  Selling costs

  From 2003 to 2004, the selling costs increased by approximately 23% to EUR 0.8 billion. The increase is based primarily on the reporting changes previously described. The projected improvement in the selling costs ratio from 7.8% in 2004 to 6.7% in 2014 is based on the fact that among new customers, there should be an increase in the volume of solicited orders and an improved success rate in the rewards for such orders. Moreover, it is expected that there will be increasing cross-selling opportunities with regard to existing customers as Information Technology and the Telecommunication units increasingly converge. In addition, the close working relationship between T-Com and T-Systems in the area of business customers should create synergies.

  General and administrative costs

  For the general and administrative costs, an increase from EUR 0.7 billion in 2004 to EUR 1 billion in 2014 is expected. Based on expected economies of scale, the administrative costs will likely increase more slowly than net revenue so that as a percentage of net revenue administrative costs will decline from 6.9% in 2004 to 5.4% in 2014. General and administrative costs include, above all, expenses for executive offices, accounting and finance and the human ressources department.

  Other operating income/expenses, net

  The item other operating income/expenses, net, includes mostly pass-through income and expenses. The passed-through income and expenses result from the use of intragroup services. This relates specifically to office leases, as well as the shared operating costs for central functions and central services.

  Amortization/depreciation

  In 2004, depreciation and amortization was approximately EUR 0.9 billion and will rise to EUR 1.3 billion by 2014. The anticipated increase in amortization and depreciation may be attributed primarily to the rising business volume. The depreciation relates primarily to property, plant and equipment. The business of the Computing Service service line relies particularly heavily on property, plant and equipment. The property, plant and equipment of this service line include especially mainframe computers and servers. Property, plant and equipment in the Telecommunication unit involve primarily customer infrastructure and networks.

  The capital expenditures made in 2003 and 2004, which resulted especially from the strategic realignment of T-Systems, related primarily to investments in new technology, the development of solutions meeting specific customer needs across several service lines (Focus Solutions), and international expansion. In addition, the nature of the predominantly long-term orders will dictate the volume of capital expenditures. Thus, for instance, the investments in new servers by the Computing Services service line will also depend on the number and volume of new outsourcing contracts. Beginning in 2005, capital expenditures at T-Systems—relative to net revenue—are expected to decline. The main factors contributing to this development are declining investments based on the drop in prices in the information technology area.

  Sustainable earnings (2015 and thereafter)

  The assumptions for the period involving sustainable earnings beginning in 2015 are based primarily on the earnings situation of T-Systems in 2014. The calculated earnings will be continued on the basis of the growth rates assumed for T-Systems.

  Instead of the amortization and depreciation reported in 2014, the sustainable earnings must factor in the reinvestments, which are required in the long-term in order to maintain business operations. In this respect, the reinvestment rate was calculated on the basis of the required investment volume.

5.1.4    GHS

  The projected income statements of GHS for financial years 2005 through 2015 et seq. (including comparisons with 2003 and 2004) are set forth in the table below:

	Actual		Medium-term planning			Long-term planning							Sustainable
GHS	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	4,266	4,483	4,790	4,907	4,872	4,740	4,784	4,816	4,809	4,843	4,899	4,976	4,976
Cost of sales	3,180	3,681	3,633	3,632	3,636	3,560	3,595	3,603	3,593	3,733	3,713	3,664	3,764

Gross profit	1,086	802	1,157	1,275	1,236	1,180	1,189	1,213	1,216	1,110	1,186	1,312	1,212
as a % of net revenue	25.5%	17.9%	24.2%	26.0%	25.4%	24.9%	24.8%	25.2%	25.3%	22.9%	24.2%	26.4%	24.4%
Selling costs	276	141	139	139	139	136	137	138	137	143	142	140	140
General and admin. costs	1,934	1,939	1,913	1,913	1,915	1,875	1,893	1,897	1,892	1,966	1,955	1,930	1,930
Other op. inc./exp., net	191	-10	-166	-324	-307	-288	-320	-351	-438	-435	-460	-488	33

Operating results	-933	-1,287	-1,060	-1,101	-1,125	-1,120	-1,162	-1,172	-1,251	-1,434	-1,370	-1,245	-824

as a % of net revenue	-21.9%	-28.7%	-22.1%	-22.4%	-23.1%	-23.6%	-24.3%	-24.3%	-26.0%	-29.6%	-28.0%	-25.0%	-16.6%
Adjustments	-107	8
Operating results (adjusted)	-1,040	-1,279

as a % of net revenue	-24.4%	-28.5%

Add. info:
Operating results	-933	-1,287	-1,060	-1,101	-1,125	-1,120	-1,162	-1,172	-1,251	-1,434	-1,370	-1,245	-824
Amortization/depreciation	820	914	758	778	800	795	801	797	785	779	762	738	705

EBITDA	-113	-373	-302	-323	-325	-324	-361	-375	-467	-655	-608	-507	-119

as a % of net revenue	-2.7%	-8.3%	-6.3%	-6.6%	-6.7%	-6.8%	-7.5%	-7.8%	-9.7%	-13.5%	-12.4%	-10.2%	-2.4%

  The adjustments include the extraordinary income earned by Vivento from the transfer payments made in connection with the transfer of T-Com and T-Systems employees as well as the cost of redundancy payments.

  The net revenue of GHS relates to Group Headquarters and Shared Services and includes primarily income in Real Estate as well as Billing & Collection and, to a lesser extent, net revenue in the other areas (Vivento, DeTeFleet Services, "Other"). Since Shared Services act first and foremost as internal service providers, the majority of that revenue is generated with Group customers so that the same intragroup net revenue for GHS is reflected as an expense among the other divisions. The following is a brief description of the development of the individual segments:

  Net revenue from Real Estate (approximately EUR 3.1 billion in 2004) relates primarily to income from leasing office space, technology space and antennae sites to other divisions as well as the use of building services. The net revenue will remain largely the same during the projection period. A slight decline in intragroup revenue from approximately EUR 2.9 billion in 2004 to approximately EUR 2.8 billion in 2014 is expected to be more than offset by the rise in outside net revenue, from approximately EUR 0.2 billion 2004 to EUR 0.4 billion in 2014.

  Consistent with the staff reductions at T-Com, net revenue generated with T-Com is expected to drop off as a result of passing through cost advantages, leasing out microwave systems and the diminished use of resources. On the other hand, more services will be demanded by T-Mobile as a result of the upgrade and expansion of the mobile communication sites (GSM/UMTS) by DFMG. The net revenue generated with T-Systems will decline slightly since the lower demand for resources in the broadcasting area (analog technology) will be offset only in part by the technical substitution in connection with the launch of digital television. The basis for the increase of external revenue is the expansion of the third market strategy for leasing and facility management and the increasing use of services by non-group mobile communication providers.

  The sale of real estate properties identified as non-operating is one of the objectives of the Real Estate business of GHS. The expected sales proceeds are included in both the projected income statements and the projected cash flow statements. Accordingly, the value contributed by the real estate is factored into the discounted earnings value both with regard to projected earnings and with respect to cash inflow resulting from a property sale. Thus, this real estate did not require any special valuation. As was done previously, the commercialization of the property is expected to be managed by the marketing company, Sireo Real Estate Asset Management GmbH.

  The costs relating to Real Estate relate primarily to the cost of materials, which is typically shown under cost of sales, and to personnel costs, miscellaneous operating expenses and depreciation. Material expenses include mostly the purchased facility management services and third party leasing, including the ancillary operating costs and electricity. The commencement of business operations by Power and Air Condition Solution Management GmbH & Co. KG ("PASM") as of 1 January 2005 should optimize energy management with respect to securing energy and air ventilation technology for Deutsche Telekom in Germany. Given the projected capital expenditures, depreciation at DFMG and PASM is expected to rise during the projection period and will largely offset the declining depreciation on other office and miscellaneous technology sites. The personnel consist of mostly employees for real estate management and building management. Personnel expenses will be modified on the basis of the employee numbers, which will be almost unchanged during the projection period.

  In 2004, net revenue from Billing & Collection was approximately EUR 1 billion. The internal revenue development is influenced by declining net revenue based on the continued improvement of the billing procedures and the sharing of any efficiencies achieved in the areas of information technology, postage and printing with T-Com, which is the primary intragroup customer of Billing & Collection. This decline will be offset by the expected increases in revenue from expanding the third market business through T-Systems, which will more than compensate for the drop in sales in the existing business. Net revenue totaling approximately EUR 1.2 billion is projected for 2014.

  The costs relating to Billing & Collection consist primarily of personnel costs, information technology costs, printing costs and postage costs. As a result of expected economies of scale and more improvements in the cost structure, savings will probably be realized in information technology as well as printing and postage during the projection period. These savings effects will be more than offset by higher personnel costs resulting from the projected moderate increase in costs per employee and from the slight rise in the number of staff members and by growth-related higher costs specifically for information technology to accommodate the rise in business with third party customers. The amortization, which relates mostly to capitalized software, will remain relatively unchanged during the projection period.

  The net revenue from DeTeFleet Services (approximately EUR 0.2 billion in 2004) has also been subject to this contrary trend. The internal net revenue will fall during the projection period as a result of lower personnel needs in the service/production business at T-Com. In contrast, there will be an increase in outside net revenue, which, on the one hand, will be generated from the increased net revenue from the sale of motor vehicles in connection with the reduced periodic cycles for exchanging business vehicles and the return of any leased vehicles in favor of owned vehicles and, on the other hand, will be based on the planned entry into the third party customer business. For DeTeFleet Services, total net revenue of approximately EUR 0.3 billion is expected in 2014. Given the business purpose of DeTeFleet Services, the accounting rules require that vehicle sales show both net revenue and expenses arising from disposals of equipment.

  As is typical for the industry, the costs relating to DeTeFleet Services are driven by depreciation, maintenance and fuel costs, and leasing and personnel costs. The costs will develop commensurately with the growth of the fleet. With the planned renewal of the vehicle fleet, the ongoing costs per vehicle are expected to decline since newer vehicles are more fuel efficient and have lower maintenance costs. The planned renewal of the vehicle fleet and the expansion of outside business through 2007 will lead to higher depreciation. In the years thereafter, depreciation will lessen as a result of lower demand for vehicles at T-Com.

  The net revenue at Vivento (approximately EUR 0.2 billion in 2004), Telekom's own personnel placement agency, is influenced by the performance of the individual business models. In 2004, the intragroup personnel placement agency, Vivento, established two business models—VCS and VTS—with which new jobs were created in promising business fields. VCS was formed at the beginning of the year as part of the Call Center Unit and provides integrated call center services. With its goal of creating qualified technical jobs, VTS commenced operations in July 2004. The Vivento companies provide installation services and services in the technical infrastructure business, working specifically for companies in the telecommunication and information technology industries.

  The planned expansion of VCS and VTS services will lead to increasing internal and external net revenue during the projection period. The larger share of internal net revenue will be generated with T-Com. There are additional plans to develop the same type of new business models for purposes of employing workers.

  In addition to the net revenue, Vivento will generate income from contract and temporary work, which is reported under the item operating income/expenses, net. Income from contract and temporary work is raised by using employees, who are not already working under the business models. Contract and temporary work involves loaning out employees to other divisions of Deutsche Telekom and to non-group partners in connection with co-operative ventures, including those with the government. How the contract and work will contribute to earnings will depend on how human resources develop for this business, which in turn will be affected to a large extent by the budgeted additions and reductions (the additions relate primarily to T-Com employees) and the planned staffing of the business model.

  The costs at Vivento are driven mostly by the development in personnel and include personnel costs, other operating expenses (which also cover the personnel-related operating costs), and the cost of materials, which VTS incurred. Since its formation, approximately 31,100 employees left divisions of Deutsche Telekom and moved to Vivento. Approximately 12,900 employees have since left Vivento. Of the current 19,000 employees (approximation) at Vivento, roughly 10,000 are contract and temporary workers, 4,600 are working under the business models, 800 as training programmers, and roughly 700 are regular employees. A significant impact on personnel development was the reduction of the weekly working hours from 38 to 34, a decision which was based on an agreement entered into with the labor union, ver.di—Vereinte Dienstleistungsgewerkschaft—in March of 2004. The plan is to continue reducing staff up to 2014 by spinning off business models and not replacing staff leaving as a result of fluctuation.

  Vivento's other operating income/expenses net result, which was lower in 2004 due to increased staffing, will be largely offset by a higher other operating income/expenses net result generated in the "Other" area—attributable mostly to a lower allocation to provisions for, inter alia, the postal workers' health care program, and to lower consulting and legal costs as well as advertising costs. In the years thereafter, the development of the other operating income/expenses net result might be affected primarily by planned income from the "Other" area and the other income/expenses item of Vivento.

  Net revenue from the "Other" area (approximately EUR 0.03 billion in 2004) is projected to stay at a very low constant level (approximately EUR 0.04 billion in 2014). The net revenue generally reflects services for training and insurance brokering. Internal net revenue is generated above all with T-Systems.

  The larger share of income relating to the "Other" area is shown under the other income/expenses item, since GHS—as a central office—would initially assume the pass-through social benefit costs for the civil servants of the other divisions and the costs for training. The reasoning for this is that the GHS, acting as the formal employer of all Deutsche Telekom civil servants, must pay—on behalf of the government—all claims brought by civil servants (civil servant pensions, cost assumption for the Federal Posts and Telecommunications Agency). In addition, GHS manages the entire training program in Germany. Since the trainees also work in other divisions, these costs are shared within the Group in accordance with a group agreement which came into effect from 2005 onwards.

  The costs relating to the "Other" area depend on the duties Group Headquarters or central units assumed. A main cost item involves personnel costs, which are incurred for the responsible staff members in Group Headquarters or for the centralized functions positions at GHS (accounting, human resource management). Personnel costs will continue in line with staff size, which is projected to remain almost unchanged in the years going forward. All other significant costs will be continued at a standard level since no changes are planned in the responsibilities of Group Headquarters.

  This area also reports the social benefit costs and benefits for civil servants as well as the total costs of training, as described above. In addition, the "Other" area also includes other cost items, which relate to the areas of innovation, group marketing and public relations, costs in helping the foreign companies convert to the T-brand, the portal and/or shopping contract with T-Online, and personnel-related cost of materials (for example, information technology work station systems, travel costs).

  During the projection period, the amortization item includes, among other things, the budgeted capital expenditures for trademark support in connection with the realignment and expansion of the T-Punkt shops.

  Generally the projected results for 2014 will be used as the basis for forecasting the sustainable earnings in the years from 2015 onwards. Notwithstanding this approach, the expiration of the portal and shopping agreement with T-Online on 31 December 2014 will produce fewer costs. Results will also be aided by the anticipated expiration of the personnel placement agency, Vivento. To this end, the long-term expiration of Vivento was taken into account in the other operating income/expenses items in the form of an equivalent annuity (wertäquivalente Annuität). Furthermore, long-term property maintenance costs have been included in the cost of sales.

  Instead of the amortization/depreciation expense, which is included in the projection years 2005 through 2014, the projection used the average reinvestment rate, which would be required to maintain business operations, as based on the long-term forecast, which serves as the foundation for the sustainable earnings. Except for real estate, the depreciation reported for the last projection year will be used as the sustainable reinvestment rate for investments in all areas. For purposes of factoring in the required maintenance of the real estate assets, the age structure and average use periods of the asset groups (Anlagengruppen) must be included in the calculation of a reinvestment rate. Thus, in order to calculate the reinvestment rate, the depreciation on the real estate portfolio as reported at the end of the projection period and the depreciation for the replacement investments, which must be made annually in the later years, were both taken into account for the individual asset groups. Based on the depreciation applied in the later years, the reinvestment rate for these asset groups was calculated as an equivalent annuity.

5.1.5    Deutsche Telekom business plans

  The consolidated business plans of Deutsche Telekom (including comparisons with 2003 and 2004) are set forth in the table below. The consolidated income statements prepared in accordance with IFRS for 2003 and 2004 and listed alongside the consolidated business plans have been reconciled with the consolidated income statements publicly filed under German GAAP, and this reconciliation statement is set forth in the attached Annex ("Presentation of the preliminary consolidated balance sheets, consolidated income statements and consolidated net financial debt prepared in accordance with IFRS").

	Actual		Medium-term planning			Long-term planning							Sustainable
Deutsche Telekom	2003 EUR m	2004 EUR m	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue	55,503	57,360	61,114	63,992	66,518	67,976	70,795	73,758	76,547	79,323	82,170	84,846	86,543
Cost of sales	29,369	31,559	30,892	32,199	33,275	34,246	35,835	37,121	38,418	39,504	40,708	42,130	44,283
Gross profit	26,134	25,801	30,222	31,793	33,243	33,729	34,960	36,637	38,129	39,819	41,461	42,716	42,260
as a % of net revenue	47.1%	45.0%	49.5%	49.7%	50.0%	49.6%	49.4%	49.7%	49.8%	50.2%	50.5%	50.3%	48.8%
Selling costs	12,747	12,837	13,546	13,824	13,964	14,108	14,458	14,660	14,864	15,111	15,233	15,457	15,794
General and admin. costs	4,596	4,506	5,917	6,029	5,884	5,820	5,941	6,013	6,018	6,113	6,170	6,238	6,318
Other op. inc./exp., net	-406	-2,198	97	-83	-25	-23	-76	-105	-204	-202	-246	-252	270

Operating results	8,385	6,261	10,856	11,856	13,370	13,778	14,485	15,860	17,043	18,392	19,812	20,769	20,418

as a % of net revenue	15.1%	10.9%	17.8%	18.5%	20.1%	20.3%	20.5%	21.5%	22.3%	23.2%	24.1%	24.5%	23.6%
Financial expense, net	-4,236	-2,753	-3,234	-2,822	-2,464	-2,146	-1,917	-1,830	-1,519	-1,284	-1,108	-1,037	-1,134
Income taxes	1,744	1,528	2,406	600	2,571	4,470	4,815	5,355	5,931	6,527	7,150	7,514	7,344

Income after taxes	2,404	1,980	5,216	8,434	8,336	7,162	7,753	8,674	9,593	10,581	11,554	12,218	11,940

Inc. appl. to minority shareh.	-457	-426	-357	-414	-478	-532	-572	-606	-639	-668	-691	-717	-731

Net income	1,946	1,554	4,859	8,019	7,857	6,630	7,182	8,068	8,954	9,913	10,863	11,501	11,209

as a % of net revenue	3.5%	2.7%	8.0%	12.5%	11.8%	9.8%	10.1%	10.9%	11.7%	12.5%	13.2%	13.6%	13.0%
Add. info:
Operating result	8,385	6,261	10,856	11,856	13,370	13,778	14,485	15,860	17,043	18,392	19,812	20,769	20,418
Amortization/depreciation	10,304	13,128	9,948	9,873	9,476	9,216	9,250	9,080	9,285	9,108	8,878	8,927	10,100

EBITDA	18,689	19,389	20,804	21,730	22,845	22,994	23,734	24,940	26,328	27,501	28,690	29,696	30,518

as a % of net revenue	33.7%	33.8%	34.0%	34.0%	34.3%	33.8%	33.5%	33.8%	34.4%	34.7%	34.9%	35.0%	35.3%

  The consolidated financial projections of Deutsche Telekom were derived from the business plans made by the T-Com, T-Mobile, T-Systems, GHS and T-Online divisions. For that purpose, the requisite consolidating entries were made.

  The reconciliation of net revenue and operating results as between the divisions and the Group is set forth below:

	Medium-term planning			Long-term planning							Sustainable
Deutsche Telekom	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net revenue
T-Com	26,254	25,854	25,505	23,925	23,729	23,535	23,404	23,264	23,382	23,507	23,507
T-Mobile	29,330	30,932	32,518	34,142	35,627	37,224	38,604	39,913	41,160	42,333	43,603
T-Systems	10,845	11,655	12,500	13,167	13,916	14,712	15,560	16,465	17,431	18,466	18,835
T-Online	2,517	3,474	4,551	5,595	6,638	7,506	8,358	9,174	9,793	10,292	10,652
GHS	4,790	4,907	4,872	4,740	4,784	4,816	4,809	4,843	4,899	4,976	4,976

Subtotal	73,736	76,822	79,946	81,569	84,695	87,793	90,734	93,659	96,665	99,573	101,572

Inter-division revenue	12,622	12,830	13,428	13,593	13,900	14,035	14,187	14,336	14,495	14,727	15,030

Group net revenue	61,114	63,992	66,518	67,976	70,795	73,758	76,547	79,323	82,170	84,846	86,543

Operating results
T-Com	5,870	5,781	5,711	4,780	4,534	4,734	4,940	5,536	6,198	6,314	6,064
T-Mobile	5,334	6,167	7,297	8,230	8,907	9,773	10,473	11,089	11,542	11,943	11,312
T-Systems	511	585	737	820	911	1,010	1,118	1,235	1,344	1,483	1,513
T-Online	202	424	751	1,068	1,295	1,514	1,764	1,966	2,097	2,274	2,353
GHS	-1,060	-1,101	-1,125	-1,120	-1,162	-1,172	-1,251	-1,434	-1,370	-1,245	-824

Group operating results	10,856	11,856	13,370	13,778	14,485	15,860	17,043	18,392	19,812	20,769	20,418

  Consolidation entries as part of financial planning co-ordinated between the divisions did not affect net income. The business plans of the individual divisions up to projected operating results were supplemented at the group level by the additional entries, "net financial result" and "taxes on income"; these items were calculated as follows:

  The net financial result in 2004 consisted of net interest expenses (EUR 3.8 billion) and the result from associated and related companies (EUR 1 billion). The net interest in 2004 comprises interest expenses of approximately EUR 4.9 billion and interest income of approximately EUR 1.1 billion. The improvement in the net financial result in 2004 compared to the previous year is mostly a reflection of lower interest expenses, which may be attributed to the repayment of certain bond positions. Results from associated and related companies include primarily the pro rata earnings of PTC and the dividends of MTS as well as the one-time gain on the 2004 sale of a 15% shareholding in this company.

  Provision was made in the financial statements of Deutsche Telekom for the year ended 31 December 2004 for anticipated additional costs of operating services in connection with the Toll Collect project. The projections include the impact of the provision used and the current costs incurred by T-Systems for Toll Collect.

  The net interest result was derived from integrated financial statements and cash flow statements. The contracted bonds and loan accounts were rolled forward to reflect their individual interest rates and settlement terms, and taking into consideration movements in derivative positions. These debts comprise, for the most part, fixed interest bonds with fixed maturity dates and long-term notes. The improved interest result was caused principally through the settlement of bonds and repayment of bank loans. Since part of the operating cash flow was transferred to retained earnings, bonds and bank loan debt (excluding derivatives) decreased from approximately EUR 47.3 billion in 2004 to approximately EUR 12.5 billion in 2014. Furthermore, the net interest result includes interest expenses relating to asset backed securities, finance leasing and pension provisions; it will increase slightly from EUR 0.4 billion in 2004 to EUR 0.6 billion in 2014. Cash and cash equivalents are accounted for at the expected rate for three-month money.

  The projected net result from associated and related companies is made up mainly of the share of the PTC result. Since, after the sale of 15% of the shares in MTS in 2004, the remaining 10% participation is to be treated as a non-operating asset for the purposes of this valuation, the value of the remaining shares was classified as a special item.

  The taxes on income charge for Deutsche Telekom Group was projected on the basis of the expected taxes on income charge in the companies consolidated, taking into account movements in deferred tax assets and liabilities.

  Deutsche Telekom is subject to trade tax on income at an average rate of 17%. Corporation tax is reflected at a tax rate of 25% (plus the solidarity surcharge of 5.5%). Available unutilized tax losses in particular of Deutsche Telekom, after allowing for the minimum tax charge to be paid, were taken into account. The same applies to deductions and additions to be made in determining the amount on which corporation tax is based.

  In addition to Deutsche Telekom, unutilized tax losses are available mainly at T-Mobile USA and T-Mobile UK.

  Deferred taxes reflect temporary differences arising between the impact of taxes on the annual accounts for tax reporting purposes and those used for the projections in which group transactions and available tax losses, insofar as they can be regarded as utilizable, are taken into consideration. Deferred taxes have been calculated in accordance with IAS 12 at the tax rates expected to be applicable in the individual countries at the time the tax losses are utilized, based on the regulations valid on the effective date of the valuation. Deferred taxes have been determined, based on the tax rates applicable to the individual countries.

  The low tax rate in 2006 and 2007 is mainly the impact in those years of the IFRS available option to capitalize deferred taxes on unutilized tax losses; this impact relates to T-Mobile USA.

  The minority shares relate mainly to third party interests in Matáv, HT-Hrvatske telekommunikacije d.d., T-Mobile CZ and T-Online.

5.1.6    Calculation of the discounted earnings value

  The discounted earnings value of Deutsche Telekom's operating assets as of 1 January 2005 is calculated on the basis of Deutsche Telekom's consolidated net income and the application of the period-specific discount rates as set forth below:

	Medium-term planning			Long-term planning							Sustainable
Deutsche Telekom	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Net income	4,859	8,019	7,857	6,630	7,182	8,068	8,954	9,913	10,863	11,501	11,209

Retention	2,266	4,849	4,074	0	0	0	0	0	0	0	949

Value impact of retention	0	0	0	2,556	2,860	3,389	3,955	4,838	5,361	5,723	4,656
Value impact of distribution	2,593	3,170	3,784	4,074	4,322	4,679	4,999	5,075	5,503	5,777	5,605
Typified shareholder income tax on
distribution	-454	-555	-662	-713	-756	-819	-875	-888	-963	-1,011	-981

Net earnings received	2,139	2,615	3,121	5,917	6,425	7,249	8,079	9,025	9,900	10,490	9,280

Net earnings received	2,139	2,615	3,121	5,917	6,425	7,249	8,079	9,025	9,900	10,490	9,280
Present value as of 12/31	124,011	131,895	139,662	144,967	150,163	154,681	158,781	162,057	164,642	166,708

Capitalization subtotal	126,151	134,510	142,783	150,884	156,588	161,930	166,861	171,082	174,542	177,198	9,280

Discount rate	8.55%	8.47%	8.26%	8.04%	8.02%	7.84%	7.87%	7.75%	7.70%	7.63%	5.57%
Present value factor applicable to the year	0.9212	0.9220	0.9237	0.9256	0.9258	0.9273	0.9270	0.9281	0.9285	0.9291	17.9648
Applicable present value as of 01/01	116,212	124,011	131,895	139,662	144,967	150,163	154,681	158,781	162,057	164,642	166,708
Discounted earnings value as of 01/01/2005	116,212
	Medium-term planning			Long-term planning							Sustainable
Deutsche Telekom	2005 EUR m	2006 EUR m	2007 EUR m	2008 EUR m	2009 EUR m	2010 EUR m	2011 EUR m	2012 EUR m	2013 EUR m	2014 EUR m	2015 ff. EUR m
Risk-free interest rate before typified shareholder income tax	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Typified shareholder income tax	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%	-1.75%

Risk-free interest rate after typified shareholder income tax	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%

Market risk premium after typified shareholder income tax	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Beta factor unlevered	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Applicable present value as of 01/01	116,212	124,011	131,895	139,662	144,967	150,163	154,681	158,781	162,057	164,642	166,708
Interest-bearing debt as of 01/01	51,573	47,746	42,250	36,439	34,827	31,292	29,742	25,355	23,092	20,910	19,681
Debt to equity ratio	0.44	0.39	0.32	0.26	0.24	0.21	0.19	0.16	0.14	0.13	0.12
Beta factor levered	0.96	0.95	0.91	0.87	0.87	0.83	0.84	0.82	0.81	0.80	0.78

Risk premium	5.30%	5.22%	5.01%	4.79%	4.77%	4.59%	4.62%	4.50%	4.45%	4.38%	4.32%

Growth rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.00%

Discount rate	8.55%	8.47%	8.26%	8.04%	8.02%	7.84%	7.87%	7.75%	7.70%	7.63%	5.57%

  It has been assumed that the dividend payable in the year 2005 will be the same as the amount expected to be payable in respect of 2004. For the years from 2006 onwards, it was assumed that a dividend of 50% of the consolidated net income, after taking the impact of deferred taxes into account, will be paid. This dividend rate orients itself on the observed dividend rate of comparative companies.

  The amounts transferred to retained earnings in the years 2005 through 2007 are used for the repayment of third party debt on which interest is being charged and thus have a favorable impact on interest. Since the factoring in of a discount rate before company-level taxes on income in respect of amounts available can be reflected at the same value by a fictitious direct transfer of the retained earnings to the shareholders, the retained earnings from 2008 onwards, were, for simplification purposes, treated as net income received by the shareholders.

  The dividends are subject to a typified shareholder income tax charge of 17.5% (half credit method).

  The total of the values representing net earnings received attributed to retained earnings and dividends (less typified shareholder income tax) has been capitalized at the period-specific discount rate. The period-specific discount rate was calculated based on the unlevered cost of capital taking into account the debt to equity ratio applicable to each year which will be decreased due to the expected repayment of third party debt, on which interest is charged.

5.2    Special items

  Participating interests

  Deutsche Telekom holds participations not only in associated and related companies, which are not operational or are of less significance and for which no investment income was assumed in the business plans for that very reason, but also non-operating participations. Non-operating participations include, above all, the shares held in MTS. These holdings were valued on the basis of their (potential) sale price. The value of specially appraised participating interests totals EUR 1,295 million.

  Pension provision

  In comparison with the amount of the future pension obligations as computed actuarily, the pension provision as of 31 December 2004, established in accordance with IFRS, discloses an underfunding in the provision, which under IFRS, cannot be reflected in the balance sheet. As the projected financial statements do not provide for this underfunding, the underfunding is to be accounted for as a special item in connection with the valuation of Deutsche Telekom. The negative balance after taxes of the special item arising from this underfunding amounts to EUR 309 million.

  T-Online special items

  Deutsche Telekom has recorded the special T-Online items related to shares in comdirect bank AG and the stock options on its own accounts as a special item in amounts, which were based on its ownership interest in T-Online (88.02% as of 28 February 2005). Deutsche Telekom recorded these pro rated special items at EUR 176 million.

  From Deutsche Telekom's perspective, T-Online's cash and cash equivalents are required for operations and were therefore incorporated into the projected net financial result and bank debt. Recording these items as a special item would therefore lead to a double entry at Deutsche Telekom.

  Stock options and convertible bonds

  Under various stock option plans, Deutsche Telekom granted its employees stock options in Deutsche Telekom. If the options are exercised, then the equity value per share as established under the company valuation must be lowered, to the extent that the calculated per share price is higher than the exercise price for the option prior to the exercise of such option (dilution effect).

  For purposes of calculating the negative special item caused by the stock options, a simplified assumption was made (due to the number of different stock option plans having different exercise periods) that all outstanding options, which had not yet been exercised as of 31 December 2004 and for which the exercise price was lower than the projected stock price (to be matched with the calculated equity value per share), will be fully exercised on the day of the annual shareholders' meeting.

  Thus, the dilution effect from the stock options is calculated as follows:

Dilution effect of Deutsche Telekom stock options
Preliminary equity value (discounted earnings value plus aforementioned special items) as of 01/01/2005	EUR m	117,375
Number of shares outstanding (excluding treasury stock)	Number	4,195,183,321
Preliminary value per share	EUR	27.98
Outstanding options	Number	3,661,546
Exercise price	EUR	12.36
Incoming cash flow	EUR m	45.26
Value of equity after exercise of options	EUR m	117,420
Number of shares after exercise of options	Number	4,198,844,867
Value per share after dilution	EUR	27.96
Dilution effect per share	EUR	0.01

Dilution effect as of 01/01/2005	EUR m	-57

  Deutsche Telekom took over the U.S. mobile communication subsidiary's stock options plan in connection with its acquisition of the company. The outstanding U.S. options are served from a trust account; these options are included in Deutsche Telekom's outstanding options. Accordingly, the exercise of these options will not have a dilution effect. Ownership of the stocks remaining in the trust account, after options are exercised or the right to exercise the options has expired, returns to Deutsche Telekom. To simplify the computation of the special item U.S. stock options, it was assumed, in view of the large number of option plans and different exercise dates, that all option rights outstanding as of 31 December 2004, for which the exercise price was lower than the projected stock price, will be fully exercised on the day of the annual shareholders' meeting. The options exercised are to be stated as a special item at the exercised price. The stocks remaining in the trust account are included as a special item at their expected realizable value: this was equal to the value per stock determined by the equity value. The special item resulting from the U.S. options amounted to EUR 484 million.

  On 24 February 2003, Deutsche Telekom issued a mandatory convertible bond on an outstanding amount of approximately EUR 2.289 million. The terms of this bond provide that the outstanding bonds must be converted into Deutsche Telekom shares on or before 1 June 2006. The conversion ratio is based on the stock price of Deutsche Telekom observed immediately before the stipulated date. The conversion ratio is, however, limited to a maximum conversion ratio of 4,237.2881 shares per bond (with a face value of EUR 50,000) on stock prices below EUR 11.80, and to a minimum conversion ratio of 3,417.1679 on stock prices higher than EUR 14.632 per share.

  The mandatory bond accrues 6.5% annual interest. The converted shares will be entitled to dividends beginning in the financial year in which the conversion takes place. Any adjustments (settlement payment), which were agreed under the terms of the bond relating to dividend payments, were factored in pursuant to the contract.

  The mandatory conversion will lower the equity value per share, to the extent that the calculated equity value per share is higher than the implied conversion price prior to the actual conversion (dilution effect). Since the projected stock price will be higher than EUR 14.632 per share (to be matched with the calculated equity value per share), a conversion ratio of 3,417.1679 shares per partial amount of EUR 50,000 was assumed in the calculations below.

  An assumption was made that all outstanding mandatory bonds would be converted on the maturity date of 1 June 2006. Given that the debt instrument is a mandatory convertible bond, its value has been discounted to the effective date of the valuation at the discount rate for Deutsche Telekom with the same maturity.

  Thus, the dilution effect from the mandatory convertible bond may be calculated as follows:

Dilution effect of Deutsche Telekom convertible bond
Preliminary equity value (discounted earnings value plus aforementioned special items) as of 06/01/2006	EUR m	129,081
Number of shares outstanding (excluding treasury stock)	Number	4,195,183,321
Preliminary value per share as of 06/01/2006	EUR	30.77
Principal amount	EUR m	2,289
Nominal amount	EUR	50,000
Conversion ratio	Number	3,417.17
Implicit number of shares outstanding due to convertible bond	Number	156,403,775
Conversion price	EUR	14.632
Implicit incoming cash flow	EUR m	2,289
Equity value after exercise of convertible bond	EUR m	131,369
Number of shares after exercise of convertible bond	Number	4,351,587,096
Value per share after dilution	EUR	30.19
Dilution effect per share	EUR	-0.58

Dilution effect convertible bond as of 06/01/2006	EUR m	-2,433

Compensation for dividend payments according to bond terms and conditions at maturity 06/01/2006	EUR m	-145
Corporate taxes	EUR m	48

Compensation payment after corporate taxes as of 06/01/2006	EUR m	-98

Special item convertible bond as of 06/01/2006	EUR m	-2,531
Discount rate		0.8898

Special item convertible bond as of 01/01/2005	EUR m	-2,252

5.3    Equity value

  Thus, the equity value of Deutsche Telekom can be calculated as follows:

Derivation of Deutsche Telekom equity value	EUR m
Discounted earnings value	116,212
Special items
Participating interests	1,295
Underfunding of pension provision	-309
T-Online Special items	176
Stock options program	-57
US stock options	484
Convertible bond	-2,252

Equity value as of 01/01/2005	115,550

Accumulation factor	1.027882

Equity value as of 04/29/2005	118,771

  In order to calculate the Merger Exchange Ratio, the equity value calculated as of 1 January 2005 amounting to EUR 115,550 million must be adjusted upwards to reflect interest up to the effective date of the valuation, on which the merger of T-Online into Deutsche Telekom is approved. The equity value of Deutsche Telekom as of that date amounts to EUR 118,771 million.

  The value per share of Deutsche Telekom's stock derived from the calculated equity value and the relevant number of shares is as follows:

Derivation of Deutsche Telekom value per share
Equity value as of 04/29/2005 in EUR m	118,771
Number of shares	4,195,183,321
Value per share in EUR	28.31

  The capital stock of Deutsche Telekom as of 31 December 2004 consisted of 4,197,854,149 registered no par value shares which, after deduction of the 2,670,828 shares in treasury stock, amounts to 4,195,183,321 shares. This number has changed marginally in the period up to the effective date of the valuation due to the exercise of options. As there has been no significant impact on the value per share, the calculation of the value per share has been based, for simplification reasons, applying the number of shares as of 31 December 2004.

6.    Calculation of the merger exchange ratio

  On the basis of the valuations described above for T-Online and Deutsche Telekom, the Merger Exchange Ratio is presented as follows:

Merger Exchange Ratio	T-Online	Deutsche Telekom
Equity value in EUR m	17,998	118,771
Number of relevant shares	1,223,890,578	4,195,183,321
Value per share in EUR	14.71	28.31

Calculated exchange ratio	1	0.5196

        Based on the company valuations carried out and the resulting calculated Merger Exchange Ratio of the shares, the Board of Management of Deutsche Telekom and T-Online have agreed on the following Merger Exchange Ratio: the shareholders of T-Online will receive 13 shares of Deutsche Telekom stock in exchange for 25 shares of T-Online stock. This is equivalent to a rounded Merger Exchange Ratio of 1 to 0.52.

This document is a convenience translation of the German language original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Annex to the Merger Report—Extract from the Combined Management Report
(zusammengefasster Lagebericht) of the Deutsche Telekom Group and
Deutsche Telekom AG for the 2004 financial year

Presentation of the preliminary consolidated balance sheets and consolidated income statements as well as net debt under IFRS.

According to Article 4 of Regulation (EC) 1606/2002 of the European Parliament and of the Council of July 19, 2002 concerning the application of international accounting standards (Official Journal EC No. L 243 P. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) for the 2005 financial year and thereafter; the opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

The Committee of European Securities Regulators recommends that selected IFRS financial information be disclosed in the reporting on the 2004 financial year. In line with this recommendation, we are presenting below the preliminary consolidated balance sheets, consolidated income statements and net debt under IFRS as well as the preliminary reconciliation of shareholders' equity, net income and net debt from German GAAP (HGB) to IFRS for the 2003 and 2004 financial years. The disclosure of net debt is not based on any IFRS guidance. This measure is disclosed voluntarily.

In accordance with IFRS 1, the assets and liabilities carried in the preliminary consolidated balance sheets and consolidated income statements under IFRS that are presented below are measured in line with the relevant IFRS standards, compliance with which is mandatory as of December 31, 2005, the date on which the consolidated financial statements under IFRS are prepared for the first time, to the extent that these statements were published up until December 31, 2004. Deutsche Telekom has applied IFRIC 4 since January 1, 2003. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

There can be no guarantee that the final consolidated balance sheets, consolidated income statements and net debt under IFRS will not deviate from the preliminary consolidated balance sheets, consolidated income statements and net debt presented below, because the IASB may make further pronouncements before the final consolidated financial statements as of December 31, 2005 are prepared. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB that have already been taken into account in the financial information presented below. We would also like to point out that the statements presented below are not a full set of consolidated financial statements under IFRS as defined by IAS 1. In this respect, there are no first-time consolidated financial statements under IFRS within the meaning of IFRS 1. Deutsche Telekom will prepare its first set of consolidated IFRS financial statements as defined by IFRS 1 for the period ended December 31, 2005. IFRS will replace German GAAP in Deutsche Telekom's external reporting from the first quarter of 2005.

In general, the carrying amounts of the assets and liabilities from the consolidated balance sheet under German GAAP for the period ended December 31, 2002 must be measured retrospectively in the IFRS opening consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions used by Deutsche Telekom are explained below:

  •
  Business combinations

IFRS 3 does not need to be applied retrospectively to business combinations that took place before the date of the transition to IFRS. Deutsche Telekom applies this exemption. The classification of a business combination under German GAAP must be maintained in this case. As a rule, all assets and liabilities that were acquired or taken over in business combinations must be carried in the IFRS opening consolidated balance sheet. Assets and liabilities that do not meet the IFRS recognition criteria are not taken over into the IFRS opening consolidated balance sheet. The carrying amount of goodwill under German GAAP is taken over subject to any necessary adjustments. The only adjustment to be made at Deutsche Telekom is the recognition of impairment losses on goodwill at the date of transition.

  •
  Revaluation as deemed cost

Deutsche Telekom applies the exemption of revalutation as deemed cost and transferred the fair values carried in the opening consolidated balance sheet on the occasion of the privatization as of January 1, 1995 to the IFRS financial statements as the deemed cost of the relevant assets and liabilities as of January 1, 1995. For the period from January 1, 1995 to January 1, 2003 (IFRS opening consolidated balance sheet), these figures were carried in accordance with the IFRS regulations on subsequent measurement.

  •
  Employee benefits

Contrary to the corridor approach in IAS 19, actuarial gains and losses from defined benefit plans may be recognized in shareholders' equity at the date of transition to IFRS. Deutsche Telekom applies this exemption.

  •
  Cumulative translation differences

Differences from the translation of financial statements presented in a foreign currency must be directly recognized in equity in accordance with IAS 21. In line with the principle of retrospective application of IFRS, these differences would have to be determined retrospectively. According to the exemption in IFRS 1, currency translation adjustments may be deemed to be zero at the date of transition. Deutsche Telekom applies this exemption.

  •
  Share-based payments

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005, do not have to be recognized under IFRS 2 by a first-time adopter. Deutsche Telekom makes use of this exemption.

Preliminary consolidated balance sheets under IFRS.

Assets	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
	billions of €	billions of €	billions of €
Current assets	19.0	21.5	15.2
Cash and cash equivalents	8.0	9.1	1.9
Trade and other receivables	6.7	7.6	7.6
Current recoverable income taxes	0.3	1.0	1.3
Other current financial assets	1.8	2.1	2.5
Inventories	1.2	1.0	1.2
Other current assets	1.0	0.7	0.7
Noncurrent assets	110.1	118.1	132.2
Intangible assets	50.7	55.4	61.9
Property, plant, and equipment	46.3	49.3	54.9
Equity-accounted financial assets	2.7	2.4	2.8
Other noncurrent financial assets	1.7	1.4	2.2
Deferred tax assets	8.3	9.3	10.2
Other noncurrent assets	0.4	0.3	0.2

	129.1	139.6	147.4

Shareholders' equity and liabilities
Current liabilities	26.2	30.4	26.7
Current financial liabilities	14.1	18.9	15.5
Trade and other payables	6.2	6.4	6.5
Income tax liabilities	0.7	0.2	0.3
Current provisions	3.7	3.4	3.0
Other current liabilities	1.5	1.5	1.4
Noncurrent liabilities	57.0	65.4	75.5
Noncurrent financial liabilities	38.1	46.3	56.9
Provisions for pensions and other employee benefits	4.2	4.2	4.1
Other noncurrent provisions	3.1	2.6	2.1
Deferred tax liabilities	9.7	10.6	10.7
Other noncurrent liabilities	1.9	1.7	1.7

Liabilities	83.2	95.8	102.2
Shareholders' equity	45.9	43.8	45.2
Issued capital	10.7	10.7	10.7
Capital reserves	49.5	49.5	49.6
Retained earnings incl. carryforwards	(17.7)	(19.6)	(19.6)
Other comprehensive income	(2.6)	(2.9)	0.4
Consolidated net profit	1.6	1.9	—
	41.5	39.6	41.1
Minority interest	4.4	4.2	4.1

	129.1	139.6	147.4

Preliminary consolidated income statements under IFRS.

	2004 billions of €	2003 billions of €
Net revenue	57.4	55.5
Cost of sales	(31.6)	(29.4)

Gross profit	25.8	26.1

Selling expenses	(12.8)	(12.7)
General and administrative expenses	(4.5)	(4.6)
Other operating income	1.7	2.4
Other operating expenses	(3.9)	(2.8)

Profit (loss) from operations	6.3	8.4

Net interest income (loss)	(3.5)	(3.9)
Share of profit (loss) of equity-accounted investments	0.9	0.3
Other financial income (finance costs)	(0.2)	(0.7)

Financial income (finance costs)	(2.8)	(4.3)

Accounting profit	3.5	4.1

Income taxes	(1.5)	(1.7)
Net profit	2.0	2.4

Profit attributable to minority interests	0.4	0.5
Consolidated net profit	1.6	1.9

Preliminary reconciliations of shareholders' equity.

		Dec. 31, 2004 billions of €	Dec. 31, 2003 billions of €	Jan. 1, 2003 billions of €
Shareholders' equity under German GAAP		37.9	33.8	35.4

Goodwill	(1)	(3.1)	(3.5)	(6.0)
Mobile communications licenses	(1)	9.8	13.1	14.0
Software	(2)	0.6	0.6	0.6
Borrowing costs	(3)	(0.5)	(0.6)	(0.8)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	(4)	0.9	0.3	0.3
Leases	(5)	(0.6)	(0.5)	(0.2)
Provisions	(6)	1.6	1.5	1.1
Pension provisions		0.4	0.3	(0.1)
Other provisions		1.2	1.2	1.2
Deferred revenue	(7)	(1.2)	(1.1)	(1.1)
Other IFRS adjustments	(8)	0.7	0.6	0.7
Deferred taxes	(9)	(0.2)	(0.4)	1.2
Deferred tax assets		6.4	7.4	9.1
Deferred tax liabilities		(6.6)	(7.8)	(7.9)

Preliminary shareholders' equity under IFRS		45.9	43.8	45.2

Preliminary reconciliations of net profit.

		2004 billions of €	2003 billions of €
Income after taxes under German GAAP		4.9	1.6

Goodwill	(1)	0.1	1.6
Mobile communications licenses	(1)	(3.1)	1.1
Software	(2)	(0.0)	(0.0)
Borrowing costs	(3)	0.1	0.2
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	(4)	(0.0)	(0.0)
Leases	(5)	(0.1)	(0.3)
Provisions	(6)	0.1	0.4
Pension provisions		0.1	0.4
Other provisions		(0.0)	0.0
Deferred revenue	(7)	(0.1)	0.0
Other IFRS adjustments	(8)	(0.0)	(0.2)
Deferred taxes	(9)	0.1	(2.0)

Preliminary net profit under IFRS		2.0	2.4

Explanatory notes on the reconciliation of preliminary shareholders' equity and the preliminary net profit under IFRS.

(1)
Goodwill and mobile communications licenses

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year ("impairment-only approach"). The impairment test is not performed separately for individual assets, however, but at the level of the cash-generating unit T-Mobile USA. Since goodwill is also allocated to the cash-generating unit T-Mobile USA under IFRS, this goodwill must be initially written down under IAS 36 in case of an impairment. For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 and the write-up recognized in 2004 were reversed. The impairment test performed in accordance with IFRS resulted in an impairment of the cash-generating unit T-Mobile USA as of January 1, 2003 and December 31, 2003 which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were partially written down.

        The impairment test of the cash-generating unit T-Mobile UK, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 and December 31, 2004. The impairment loss of T-Mobile UK's UMTS license recognized in the individual measurement under German GAAP was reversed under IFRS as of January 1, 2003.

        The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction in the goodwill carrying amount.

        The impairment test of the cash-generating unit MATÁV, which is part of the T-Com division, resulted in impairment under IFRS as of January 1, 2003 and December 31, 2003; the impairment test of the cash-generating unit Slovak Telecom, which is part of the T-Com division, resulted in impairment under IFRS as of December 31, 2004. These impairments were recognized through a goodwill write-down.

        In connection with UMTS licenses, adjustments have to be made on account of the fact that under German GAAP amortization begins at the date of acquisition, while under IFRS the date on which the network starts operating is relevant for the start of amortization. The reversal of the amortization already charged under German GAAP increases shareholders' equity under IFRS on all of the dates presented.

(2)
Software

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders' equity under IFRS in all of the periods presented. In the periods following the recognition, the net profit under IFRS remains largely unaffected.

(3)
Borrowing costs

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders' equity under IFRS in all periods. The lower amortization than under German GAAP increases net profit.

(4)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IAS 39. As a rule, the resulting unrealized gains and losses are recognized directly in equity. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders' equity increases in all of the periods presented.

(5)
Leases

The tax treatment of leases is generally used for the classification of leases in consolidated financial statements under German GAAP. Under IFRS, the classification of leased assets is defined in IAS 17. A considerably larger number of leases tends to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

        Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

        This reduces shareholders' equity and net profit under IFRS in all of the periods presented.

(6)
Provisions

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom's pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders' equity in the IFRS opening consolidated balance sheet and increases it at the two other reporting dates presented. Net profit increases in the two periods presented.

        In the other provisions, it is primarily the restructuring provisions that increase shareholders' equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS.

(7)
Deferred revenue

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. This reduces shareholders' equity in all of the periods presented. Net profit remains largely unaffected.

(8)
Other IFRS adjustments

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securities (ABS) transactions, long-term construction contracts (percentage-of-completion method), derivatives and measurement of property, plant, and equipment. All in all this increased shareholders' equity in all of the periods presented. Net profit remains largely unaffected.

(9)
Deferred taxes

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG's "contribution goodwill", tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts ("contribution goodwill"), yet no goodwill is to be capitalized in Deutsche Telekom AG's consolidated balance sheets under IFRS. Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization. The recognition of deferred taxes on goodwill increases shareholders' equity under IFRS in all of the periods presented; net profit decreases in all of the periods presented.

Furthermore, under IFRS—in contrast to German GAAP—deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized. The recognition of these deferred tax assets increases shareholders' equity and reduces net profit under IFRS in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders' equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in net profit under IFRS.

Preliminary net debt under IFRS.

	Dec. 31, 2004 billions of €	Dec. 31, 2003 billions of €	Jan. 1, 2003 billions of €
Bonds	39.4	51.2	56.4
Liabilities to banks	3.1	3.8	6.3
Liabilities to non-banks from promissory notes	0.7	0.8	0.8
Liabilities from derivatives	1.1	1.3	1.2
Lease liabilities	2.5	2.4	1.8
Liabilities arising from ABS transactions	1.6	1.2	1.2
Other financial liabilities	—	—	0.1
Gross debt under IFRS	48.4	60.7	67.8
Cash and cash equivalents	8.0	9.1	1.9
Available-for-sale financial assets	0.1	0.1	0.5
Derivatives	0.3	0.3	0.8
Other financial assets	0.4	0.5	0.3

Preliminary net debt under IFRS	39.6	50.7	64.3

Preliminary reconciliations of net debt.

		Dec. 31, 2004 billions of €	Dec. 31, 2003 billions of €	Jan. 1, 2003 billions of €
Net debt under German GAAP		35.2	46.6	61.1

Lease liabilities	(1)	2.5	2.4	1.8
Liabilities arising from ABS transactions	(2)	1.6	1.2	1.2
Other IFRS differences	(3)	0.3	0.5	0.2

Preliminary net debt under IFRS		39.6	50.7	64.3

Explanatory notes on the reconciliation of preliminary net debt.

(1)
Lease liabilities

        In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee's balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom's net debt increases.

(2)
Liabilities arising from ABS transactions

        As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom's net debt.

(3)
Other IFRS differences

        The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.